Exhibit 99.1

Enel Chile S.A. and Subsidiaries

Unaudited Interim Consolidated Financial Statements as of March 31, 2018

Index to the Unaudited Consolidated Financial Statements

Consolidated Financial Statements:

Interim Consolidated Statements of Financial Position as of March 31, 2018 and December 31, 2017	1
Interim Consolidated Statements of Comprehensive Income for the three-month period ended March 31, 2018 and 2017	3
Interim Consolidated Statements of Changes in Equity for the three-month period ended March 31, 2018 and 2017	5
Interim Consolidated Statements of Cash Flows for the three-month period ended March 31, 2018 and 2017	6
Notes to the Interim Consolidated Financial Statements	7

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

ENEL CHILE S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Financial Position

As of March 31, 2018 and December 31, 2017

(In thousands of Chilean pesos - ThCh)

		03-31-2018	12-31-2017
	Note	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	412,168,999	419,456,026
Other current financial assets	7	995,900,978	20,627,062
Other current non-financial assets		12,551,346	6,002,142
Trade and other current receivables	8	336,615,363	419,752,286
Current accounts receivable from related parties	9	46,911,971	71,856,046
Inventories	10	48,654,164	39,686,942
Current tax assets	11	84,313,635	77,756,048

Total current assets other than assets or disposal groups held for sale		1,937,116,456	1,055,136,552

Non-current assets or disposal groups held for sale	5	5,920,128	4,205,233

TOTAL CURRENT ASSETS		1,943,036,584	1,059,341,785

NON-CURRENT ASSETS
Other non-current financial assets	7	33,698,242	33,418,204
Other non-current non-financial assets		11,475,399	13,813,139
Trade and other non-current receivables	8	38,013,787	36,182,399
Investments accounted for using the equity method	12	12,084,989	12,707,221
Intangible assets other than goodwill	13	53,157,989	55,170,904
Goodwill	14	887,257,655	887,257,655
Property, plant and equipment	15	3,589,158,875	3,585,687,137
Investment property	16	8,352,040	8,356,772
Deferred tax assets	17	1,998,572	2,837,792

TOTAL NON-CURRENT ASSETS		4,635,197,548	4,635,431,223

TOTAL ASSETS		6,578,234,132	5,694,773,008

The accompanying notes are an integral part of these interim consolidated financial statements

ENEL CHILE S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Financial Position

As of March 31, 2018 and December 31, 2017

(In thousands of Chilean pesos - ThCh)

		03-31-2018	12-31-2017
	Note	ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	18	22,339,556	18,815,448
Trade and other current payables	21	450,679,061	594,498,606
Current accounts payable to related parties	9	104,138,235	119,612,972
Other current provisions	22	6,110,651	5,636,171
Current tax liabilities	11	75,860,599	67,027,507
Other current non-financial liabilities		12,466,524	11,225,942

TOTAL CURRENT LIABILITIES		671,594,626	816,816,646

NON-CURRENT LIABILITIES
Other non-current financial liabilities	18	1,701,462,839	781,978,145
Trade and other non-current payables	21	516,294	659,824
Current accounts payable to related parties	9	—	318,518
Other long-term provisions	22	78,660,189	78,422,837
Deferred tax liabilities	17	171,618,082	172,223,681
Non-current provisions for employee benefits	23	57,231,881	57,081,924
Other non-current non-financial liabilities		309,783	309,776

TOTAL NON-CURRENT LIABILITIES		2,009,799,068	1,090,994,705

TOTAL LIABILITIES		2,681,393,694	1,907,811,351

EQUITY
Allocated capital	24.1	2,229,108,975	2,229,108,975
Retained earnings		1,818,594,665	1,751,605,583
Other reserves	24.5	(988,072,794)	(997,330,548)

Equity attributable to Enel Chile		3,059,630,846	2,983,384,010
Non-controlling interests	24.6	837,209,592	803,577,647

TOTAL EQUITY		3,896,840,438	3,786,961,657

TOTAL LIABILITIES AND EQUITY		6,578,234,132	5,694,773,008

The accompanying notes are an integral part of these interim consolidated financial statements

ENEL CHILE S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the three-month periods ended March 31, 2018 and 2017

(In thousands of Chilean pesos - ThCh)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		2018	2017
Profit (loss)	Note	ThCh$	ThCh$
Revenues	25	550,357,040	586,637,099
Other operating income	25	11,126,447	7,800,992

Revenues and other operating income		561,483,487	594,438,091
Raw materials and consumables used	26	(330,620,822)	(369,621,516)

Contribution Margin		230,862,665	224,816,575

Other work performed by the entity and capitalized	15.b.2	2,571,900	3,276,744
Employee benefits expense	27	(28,977,891)	(32,774,387)
Depreciation and amortization expense	28	(37,173,254)	(38,277,357)
Impairment loss recognized in the period’s profit or loss	28	(1,065,306)	(1,403,803)
Other expenses	29	(29,684,568)	(26,180,160)

Operating Income		136,533,546	129,457,612

Other gains	30	—	104,902,106
Financial income	31	5,854,209	4,992,578
Financial costs	31	(12,788,696)	(13,140,846)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	12.1	2,240,435	(694,548)
Foreign currency exchange differences	31	(410,933)	4,061,143
Gains from indexed assets and liabilities	31	158,545	(91,400)

Income before taxes		131,587,106	229,486,645
Income tax expense, continuing operations	17	(32,514,911)	(50,564,160)

NET INCOME		99,072,195	178,922,485

Net income attributable to:
Equity owners of Enel Chile		70,129,292	116,622,945
Non-controlling interests	24.6	28,942,903	62,299,540

NET INCOME		99,072,195	178,922,485

Basic earnings per share
Basic earnings continuing operations	Ch$/Share	1.43	2.38
Basic earnings per share	Ch$/Share	1.43	2.38
Weighted average number of shares of common stock		49,092,772,762	49,092,772,762
Diluted earnings per share
Diluted earnings continuing operations	Ch$/Share	1.43	2.38
Diluted earnings per share	Ch$/Share	1.43	2.38
Weighted average number of shares of common stock		49,092,772,762	49,092,772,762

The accompanying notes are an integral part of these interim consolidated financial statements

ENEL CHILE S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature (continued)

For the three-month periods ended March 31, 2018 and 2017

(In thousands of Chilean pesos - ThCh)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		2018	2017
Other comprehensive income (loss)	Note	ThCh$	ThCh$
Net Income		99,072,195	178,922,485
Foreign currency translation gains		(882,073)	307,277
Gains (losses) from available-for-sale financial assets		397	2,813
Gains (losses) from cash flow hedges		10,390,825	(4,880,974)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		8,922,140	5,272,229

Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		18,431,289	701,345

Other comprehensive income (loss), before taxes		18,431,289	701,345

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		(4,399,647)	(3,369,158)
Income tax related to available-for-sale financial assets		(107)	(759)

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		(4,399,754)	(3,369,917)

Total Other Comprehensive Income (Loss)		14,031,535	(2,668,572)

TOTAL COMPREHENSIVE INCOME		113,103,730	176,253,913

Comprehensive income attributable to:
Equity owners of Enel Chile		79,387,046	115,027,102
Non-controlling interests		33,716,684	61,226,811

TOTAL COMPREHENSIVE INCOME		113,103,730	176,253,913

The accompanying notes are an integral part of these interim consolidated financial statements

ENEL CHILE S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2018 and 2017

(In thousands of Chilean pesos - ThCh)

		Changes in Other Reserves
Statements of Changes in Equity	Allocated Capital ThCh$	Reserve for Exchange Differences in Translation ThCh$	Reserve for Cash Flow Hedges ThCh$	Change in Financial Asset at fair value through OCI ThCh$	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale ThCh$	Other Miscellaneous Reserves ThCh$	Other Reserves ThCh$	Retained Earnings ThCh$	Equity Attributable to Enel Chile ThCh$	Non- controlling Interests ThCh$	Total Equity ThCh$
Equity at beginning of period 1/1/2018	2,229,108,975	6,976,383	(32,849,736)	11,284	—	(971,468,479)	(997,330,548)	1,751,605,583	2,983,384,010	803,577,647	3,786,961,657
Increase (decrease) for changes in accounting policies	—	—	—	—	—	—	—	(3,140,210)	(3,140,210)	(84,739)	(3,224,949)
Initial balance restated	2,229,108,975	6,976,383	(32,849,736)	11,284	—	(971,468,479)	(997,330,548)	1,748,465,373	2,980,243,800	803,492,908	3,783,736,708
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—
Profit (loss)	—	—	—	—	—	—	—	70,129,292	70,129,292	28,942,903	99,072,195
Other comprehensive income	—	(537,885)	9,795,289	350	—	—	9,257,754	—	9,257,754	4,773,781	14,031,535
Comprehensive income	—	—	—	—	—	—	—	—	79,387,046	33,716,684	113,103,730
Total changes in equity	—	(537,885)	9,795,289	350	—	—	9,257,754	70,129,292	79,387,046	33,716,684	113,103,730

Equity at end of period 03/31/2018	2,229,108,975	6,438,498	(23,054,447)	11,634	—	(971,468,479)	(988,072,794)	1,818,594,665	3,059,630,846	837,209,592	3,896,840,438

		Changes in Other Reserves
Statements of Changes in Equity	Allocated Capital ThCh$	Reserve for Exchange Differences in Translation ThCh$	Reserve for Cash Flow Hedges ThCh$	Reserve for Gains and Losses on Remeasuring Available-for- Sale Financial Assets ThCh$	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale ThCh$	Other Miscellaneous Reserves ThCh$	Other Reserves ThCh$	Retained Earnings ThCh$	Equity Attributable to Enel Chile ThCh$	Non- controlling Interests ThCh$	Total Equity ThCh$
Equity at beginning of period 1/1/2017	2,229,108,975	9,222,933	(76,218,470)	9,955	1,632,724	(969,740,120)	(1,035,092,978)	1,569,375,291	2,763,391,288	699,602,354	3,462,993,642
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—
Profit (loss)	—	—	—	—	—	—	—	116,622,945	116,622,945	62,299,540	178,922,485
Other comprehensive income	—	188,118	(1,785,821)	2,034	—	(174)	(1,595,843)	—	(1,595,843)	(1,072,729)	(2,668,572)
Comprehensive income	—	—	—	—	—	—	—	—	115,027,102	61,226,811	176,253,913
Dividends	—	—	—	—	—		—	(144)	(144)	—	(144)
Increase (decrease) from other changes	—	—	—	—	(1,632,724)	—	(1,632,724)	—	(1,632,724)	(1,089,391)	(2,722,115)
Total changes in equity	—	188,118	(1,785,821)	2,034	(1,632,724)	(174)	(3,228,567)	116,622,801	113,394,234	60,137,420	173,531,654

Equity at end of period 03/31/2017	2,229,108,975	9,411,051	(78,004,291)	11,989	—	(969,740,294)	(1,038,321,545)	1,685,998,092	2,876,785,522	759,739,774	3,636,525,296

The accompanying notes are an integral part of these interim consolidated financial statements

ENEL CHILE S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Cash Flows, Direct

For the three-month periods ended March 31, 2018 and 2017

(In thousands of Chilean pesos - ThCh)

		2018	2017
Statements of Direct Cash Flows	Note	ThCh$	ThCh$
Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		791,989,789	770,494,022
Collections from premiums and services, annual payments, and other obligations from policies held		263,722	103,431
Other collections from operating activities		1,521,859	342,971
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(512,488,381)	(500,202,226)
Payments to and on behalf of employees		(38,590,590)	(39,245,490)
Payments on premiums and services, annual payments, and other obligations from policies held		(6,929,650)	(14,086,378)
Other payments for operating activities		(29,230,129)	(37,311,490)
Cash flows from (used in operations)
Income taxes paid		(39,682,078)	(31,227,373)
Other outflows of cash, net		(138,005)	296,299

Net cash flows from operating activities		166,716,537	149,163,766

Cash flows from (used in) investing activities
Other collections from the sale of equity or debt instruments belonging to other entities		—	115,083,000
Other payments to acquire stakes in joint ventures		—	(1,836,000)
Purchases of property, plant and equipment		(75,211,671)	(86,199,618)
Payments for future, forward, option and swap contracts		(1,297,578)	(1,794,642)
Collections from future, forward, option and swap contracts		10,150,818	4,087
Dividends received		—	90,000
Interest received		2,734,681	1,964,335
Restricted cash	6.e	(974,596,043)	—

Net cash flows used in investing activities		(1,038,219,793)	27,311,162

Cash flows from (used in) financing activities
Total Amounts from long-term loans		940,414,450	—
Proceeds from long-term loans		940,414,450	—
Payments of loans		—	(4,249)
Payments on borrowings and financial lease liabilities		(600,083)	(438,261)
Dividends paid		(54,916,630)	(62,042,750)
Interest paid		(7,478,211)	(8,009,822)
Other outflows of cash, net		(12,154,831)	(174,339)

Net cash flows used in financing activities		865,264,695	(70,669,421)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(6,238,561)	105,805,507

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(1,048,466)	4,073,543

Net increase (decrease) in cash and cash equivalents		(7,287,027)	109,879,050

Cash and cash equivalents at beginning of year		419,456,026	245,999,191

Cash and cash equivalents at end of year	6	412,168,999	355,878,241

The accompanying notes are an integral part of these interim consolidated financial statements

ENEL CHILE S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5. NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE	42
6. CASH AND CASH EQUIVALENTS	43
7. OTHER FINANCIAL ASSETS	44
8. TRADE AND OTHER RECEIVABLES	45
9. BALANCES AND TRANSACTIONS WITH RELATED PARTIES	47
9.1 Balances and transactions with related parties	47
9.2 Board of Directors and key management personnel	50
9.3 Compensation for key management personnel	51
9.4 Compensation plans linked to share price	52
10. INVENTORIES	52
11. CURRENT TAX ASSETS AND LIABILITIES	53
12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	54
12.1. Investments accounted for using the equity method	54
12.2. Investments with significant influence	56
12.3. Joint ventures	57
13. INTANGIBLE ASSETS OTHER THAN GOODWILL	57
14. GOODWILL	58
15. PROPERTY, PLANT AND EQUIPMENT	60
16. INVESTMENT PROPERTY	64
17. INCOME TAXES	65
18. OTHER FINANCIAL LIABILITIES	68
18.1 Interest-bearing borrowings	68
18.2 Unsecured liabilities	70
18.3 Secured liabilities	71
18.4 Detail of finance lease obligations	71
18.5 Hedged debt	72
18.6 Other information	72
19. RISK MANAGEMENT POLICY	73
19.1 Interest rate risk	73
19.2 Exchange rate risk	73
19.3 Commodities risk	74
19.4 Liquidity risk	74
19.5 Credit risk	74
19.6 Risk measurement	75
20. FINANCIAL INSTRUMENTS	76
20.1 Financial instruments, classified by type and category	76
20.2 Derivative instruments	77
20.3 Fair value hierarchy	79
21. TRADE AND OTHER CURRENT PAYABLES	80
22. PROVISIONS	81
23. EMPLOYEE BENEFIT OBLIGATIONS	82
23.1 General information:	82
23.2 Details, changes and presentation in financial statements:	82
23.3 Other Disclosures:	83
24. EQUITY	84
24.1 Equity attributable to the shareholders of Enel Chile	84
24.2 Dividends	84
24.3 Foreign currency translation reserves	84
24.4 Restrictions on consolidated subsidiaries transferring funds to the parent	84
24.5 Other Reserves	85
24.6 Non-controlling Interests	86
25. REVENUE AND OTHER OPERATING INCOME	87
26. RAW MATERIALS AND CONSUMABLES USED	88
27. EMPLOYEE BENEFITS EXPENSE	88
28. DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES	88
29. OTHER EXPENSES	89
30. OTHER GAINS (LOSSES)	89
31. FINANCIAL RESULTS	89

32. INFORMATION BY SEGMENT	91
32.1 Basis of segmentation	91
32.2 Generation, distribution and others	92
33. THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS	94
33.1 Direct guarantees.	94
33.2 Indirect guarantees	94
33.3 Lawsuits and arbitration proceedings	95
33.4 Financial restrictions	97
34. PERSONNEL FIGURES	99
35. SANCTIONS	100
36. ENVIRONMENT	101
37. SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARIES	103
38. SUBSEQUENT EVENTS	104
APPENDIX 1 ENEL CHILE GROUP SUBSIDIARIES	107
APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION	108
APPENDIX 3 ASSOCIATES AND JOINT VENTURES	109
APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT	110
APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY	113
APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012	117
APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES	120
APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY	124
APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS	125

ENEL CHILE S.A. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018

(In thousands of Chilean pesos - ThCh)

1.	BACKGROUND AND BUSINESS ACTIVITIES

Enel Chile S.A. (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Enel Chile Group (hereinafter the “Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. Since April 13, 2016, the Company is registered in the securities register of the Financial Market Commission of Chile (“Comisión para el Mercado Financiero” or “CMF”, formerly the Chilean Superintendence of Securities and Insurance, “Superintendencia de Valores y Seguros” or “SVS”) and since March 31, 2016 is registered with the Securities and Exchange Commission of the United States of America. On April 21, 2016, the Company’s shares began trading on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. In addition, the Company’s common stock began trading in the United States in the form of American Depositary Shares on the New York Stock Exchange by way of “when-issued” trading from April 21, 2016 to April 26, 2017 and “regular-way” trading since April 27, 2016.

Enel S.p.A. (hereinafter “Enel”), an Italian generation company, is the ultimate controlling shareholder of the Company.

The Company was initially incorporated by public deed dated January 22, 2016 and came into legal existence on March 1, 2016 under the name of Enersis Chile S.A. The Company changed its name to Enel Chile S.A. effective October 4, 2016, the date its by-laws were amended in connection with the corporate reorganization of the Group. For tax purposes, the Company operates under Chilean tax identification number 76.536.353-5.

As of March 31, 2018, the Group had 1,919 employees. During the three-month period ended March 31, 2018, the Group averaged a total of 1,950 employees (see Note 34).

Enel Chile’s corporate purpose consists of exploring, developing, operating, generating, distributing, transporting, transforming and/or sale of energy in any of its forms or nature, directly or through other entities within Chile. Additionally, it is also engaged in investing and managing its investments in its subsidiaries and associates, whose activities include the generation, transmission, distribution or selling of electrical energy, or whose corporate purpose includes any of the following:

i)	Energy of any kind or form,
ii)	Supplying public services, or services whose main component is energy,
iii)	Telecommunications and information technology services, and
iv)	Internet-based intermediation business.

Corporate Reorganizations

1.1	Separation of businesses in Chile from its business in Argentina, Brazil, Colombia and Peru (the “Spin-Off”):

In 2015, Enersis S.A. (“Enersis”), which was ultimately controlled and 60.6% beneficially owned by Enel, initiated a reorganization process to separate its electricity generation and distribution businesses and related assets and liabilities in Chile from its generation, transmission and distribution businesses in Argentina, Brazil, Colombia and Peru (the “Reorganization”).

The Reorganization began with the spin-offs by Enersis and its subsidiaries, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”), following the approval of the spin-offs by the respective shareholders of Enersis, Endesa Chile and Chilectra at their extraordinary shareholders’ meetings held on December 18, 2015.

Endesa Chile conducted a “división” or “demerger” under Chilean corporate law to divide Endesa Chile into two separate companies. The new company, Endesa Américas S.A. (“Endesa Américas”), was assigned Endesa Chile’s non-Chilean businesses and related assets and liabilities on March 1, 2016 (the “Separation”). Endesa Américas registered its shares with the Securities Registry of the SVS pursuant to Chilean law and with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to applicable U.S. federal securities laws, and on April 21, 2016, Endesa Chile distributed shares of Endesa Américas to its shareholders in proportion to such shareholders’ share ownership in Endesa Chile based on a ratio of one share of Endesa Américas for each outstanding share of Endesa Chile (the “Distribution”, and together with the Separation, the “Spin-Off”). Following the Spin-Off, Endesa Chile retained its Chilean businesses and related assets and liabilities.

Chilectra, a Chilean electricity distribution company and subsidiary of Enersis, also conducted a “división” or “demerger” and then distributed to its shareholders pro rata the shares of a new Chilean company, Chilectra Américas S.A. (“Chilectra Américas”), that holds the non-Chilean equity interests and related assets and liabilities, which consists exclusively of Chilectra’s ownership interests in shares of companies domiciled outside of Chile (the “Chilectra Spin-Off” and together with the Spin-Off, the “Endesa/Chilectra Spin-Offs”). Chilectra Américas registered its shares with the Securities Registry of the SVS pursuant to Chilean law and Chilectra continues to hold its Chilean businesses and related assets and liabilities.

In connection with the “demergers” of Endesa Chile and Chilectra, Enersis conducted a “división” or “demerger”. Following the Endesa/Chilectra Spin-Offs, Enersis distributed to its shareholders pro rata the shares of a new Chilean company, Enersis Chile S.A. (“Enersis Chile”), that was assigned the Chilean businesses and assets, including the equity interests in each of Endesa Chile and Chilectra, after giving effect to the “demergers” of Endesa Chile and Chilectra (the “Enersis Spin-Off”). On March 1, 2016, having satisfied all conditions precedent including the capital decrease and modifications to the by-laws, the Enersis Spin-Off became effective and Enersis S.A.’s corporate name was changed to Enersis Américas S.A. The new entity Enersis Chile was also incorporated on that date and allocated the equity interest and related assets and liabilities of Enersis’ businesses in Chile. Enersis Chile registered its shares with the Securities Registry of the SVS pursuant to Chilean law and the SEC pursuant to applicable U.S. federal securities laws in connection with the Enersis Spin-Off, which was completed in April 2016.

As part of the Enersis Spin-Off, it was agreed that Enersis’ share capital would be reduced from Ch$5,804,447,986,000 divided into 49,092,772,762 registered common shares of a single series with no par value, to Ch$3,575,339,011,549 divided into 49,092,772,762 registered common shares of a single series with no par value. Additionally, it was agreed that (i) Enersis Chile’s share capital would be Ch$2,229,108,974,451, which corresponds to the amount by which the Enersis share capital would be decreased, divided into 49,092,772,762 registered common shares of a single series with no par value, and (ii) Enersis’ equity interest would be distributed between Enersis Américas and Enersis Chile by allocating assets and liabilities to Enersis Chile, as agreed at the extraordinary shareholders’ meeting held on December 18, 2015.

On October 4, 2016, the respective by-laws were amended and the corporate names of Enersis Chile, Endesa Chile and Chilectra were changed to Enel Chile S.A., Enel Generación Chile S.A. and Enel Distribución Chile S.A., respectively.

1.2	Incorporation of Renewable Energy Assets in Chile:

Considering the high priority of renewable energy in the Open Power strategy of Enel Chile and with the intention to strengthen this strategy, on August 25, 2017 Enel Chile proposed a corporate regonization (the “Renewable Assets Reorganization”) to consolidate Enel S.p.A.’s renewable Assets Reorganization is intended to incorporate the renewable energy assets in Chile held through Enel Green Power Latin America S.A. (“EGPL”) with Enel Chile, which in turn, holds conventional energy generation assets in Chile through Enel Generación Chile S.A. (“Enel Generación Chile”) and distribution assets in Chile through Enel Distribución Chile.

Enel Chile and Enel Generación Chile are both reporting companies under the regulation of the Chilean CMF and have American Depositary Receipts traded on the New York Stock Exchange, therefore are also subject to rules of the United States Securities and Exchange Commission (the “SEC”).

EGPL is a wholly owned subsidiary of Enel, held through Enel Green Power S.p.A. (“EGP”).

The Renewable Assets Reorganization involves the following transactions, each of which is conditional on the implementation of the other:

1.	Public tender offer

Enel Chile made a public tender offer (the “Tender Offer”) for all of the shares (including American Depositary Shares or “ADSs” of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer consideration will be paid in cash, subject to the condition that tendering Enel Generación Chile shareholders agree to use Ch$236 of the Ch$590 cash tender offer consideration for each Enel Generación Chile share and Ch$$7,080 of the Ch$17,700 cash tender offer consideration for each Enel Generación Chile ADS to subscribe for shares American Depositary Shares (or “ADSs”) of Enel Chile at a subscription price of Ch$82 per Enel Chile share (or Ch$4,100 per Enel Chile ADS) the “Share/ADS Subscription Condition”.

The Tender Offer will be accounted for as the acquisition of the non-controlling interests in Enel Generación Chile. The transaction represents a change in Enel Chile’s ownership over Enel Generación Chile without resulting in a loss of control, the reason for which it is accounted for as an equity transaction in accordance with IFRS as issued by the IASB.

2.	Capital Increase

Enel Chile conducted a capital increase (the “Capital Increase”) in order to have a sufficient number of shares of common stock of Enel Chile available to deliver to tendering holders of Enel Generación Chile shares and ADSs to satisfy the Share/ADS Subscription Condition.

In connection with the Capital Increase, in accordance with Chilean law, Enel Chile made a preemptive rights offering to existing shareholders of Enel Chile who have preemptive rights to subscribe for the additional shares of Enel Chile issued in the Capital Increase pro rata in proportions to their interest in Enel Chile at a subscription price of Ch$82 per Enel Chile share in cash.

3.	Merger

Following the completion of the Tender Offer, EGPL will merge into Enel Chile (the “Merger”). Consequently, the renewable assets held by EGPL will be consolidated by Enel Chile.

Based on the final share subscription price of Ch$82 per Enel Chile share in the Tender Offer and the exchange ratio of 15.8 Enel Chile shares per EGPL share in the Merger, Enel is expected to hold, taken together, an ownership interest in Enel Chile similar to its current 60.6% ownership.

The Merger will be accounted for as a combination of entities under common control of Enel, similar to a pooling of interests, effected by Enel Chile through issuance of its shares to be delivered to EGP as consideration of the proposed merger of EGPL. As Enel Chile and EGPL are under common control of Enel, no purchase accounting is applied.

At the Extraordinary Shareholders’ Meeting of Enel Chile held on December 20, 2017, the Renewable Assets Reorganization was approved, subject to compliance with the conditions stipulated for the Tender Offer, Capital Increase and Merger. In addition, the Shareholders’ Meeting also approved the Capital Increase in Enel Chile of Ch$1,891,727,278,668 through issuance of 23,069,844,862 new registed common shares of a single series with no par value, at a share price and under the conditions approved at the Shareholders’ Meeting.

On March 25, 2018 the amendments of the by-laws of Enel Chile in order to reflect the Merger-related agreements, Capital Increase and expansion of the corporate purpose of Enel Chile, among other provisions, became effective. The Tender Offer occurred between February 16, 2018 and March 22, 2018, the preemptive right offering in connection with the Capital Increase took place between February 15, 2018 and March 16, 2018 and the Renewable Assets Reorganization (including the Merger) was completed and effective on April 2, 2018, and resulted in an increase of Enel Chile’s ownership of Enel Generación Chile from 59.98% to 93.55% and an increase of Enel S.p.A.’s ownership interest in Enel Chile to 61.9% (excluding treasury stock which will be cancelled).

2.	BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.1 Basis of preparation

The accompanying interim consolidated financial statements as of March 31, 2018 of Enel Chile approved by the Company’s Board of Directors at its meeting held on May 28, 2018, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements include all information and disclosures required in annual financial statements.

These consolidated financial statements are presented in thousands of Chilean pesos (unless otherwise stated) which is the Company’s functional and presentation currency.

2.2 New accounting pronouncements

a)	Accounting pronouncements effective from January 1, 2018:

Amendments and Improvements	Mandatory application for annual periods beginning on or after:

IFRS 9: Financial Instruments

IFRS 9 brings together the results of the three phases of the IASB project on financial instruments: (I) classification and measurement, (II) impairment and (III) Hedge Accounting

January 1, 2018

IFRS 15: Revenue from Contracts with Customers Establishes a five-step model for accounting for revenues derived from contracts with customers and disclosures that are more detailed.	January 1, 2018

IFRIC 22: Foreign Currency Transactions and Advance Consideration

This Interpretation clarifies the date of the transaction for the purpose of determining the exchange rate to use in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets.

January 1, 2018

Annual Improvements to IFRS (Cycles 2014-2016)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in the following standards: IFRS 1 “First-time Adoption of IFRS and IAS 28 “Investments in Associates and Joint Ventures”.

January 1, 2018

Amendment to IFRS 2: Classification and Measurement of Share-based Payment Transactions

The amendments provide specific accounting requirements for: (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

January 1, 2018

Amendments to IAS 40: Transfers of investment property

The IASB issued this amendment to clarify that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use and not sufficient reclassification criteria.

January 1, 2018

The amendments and improvements to the standards, which came into effect on January 1, 2018, had no significant effect on the interim consolidated financial statements of the Company and its subsidiaries.

The following is a summary of the application of the new accounting standards applicable as of 2018:

•	IFRS 9 – Financial Instruments

The IFRS 9 entered into force as of January 1, 2018, replacing IAS 39, and its application has not generated significant impacts in the interim consolidated financial statements of Enel Chile. The Group carried out a detailed assessment of the three aspects of the standard and its impact on the Group’s interim consolidated financial statements summarized as follows:

(i)	Classification and measurement

IFRS 9 introduced a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 were replaced by the following three categories:

•	Amortized cost, if the financial assets are held within a business model whose objective is to collect contractual cash flows;

•	Fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	Fair value through profit or loss, a residual category that consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designated at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liabilities are measured at amortized cost, and allowing to designate a financial liability to be measure at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduced new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

Based on the assessment made, the Group has determined that the new classification requirements do not have a significant impact on the accounting of its financial assets. Loans and receivables are held to collect contractual cash flows that are solely payment of principal and interest, therefore, they meet the criteria to be measured at amortized cost under IFRS 9. Investments in equity instruments classified as available for sale will continue to be measured at fair value through other comprehensive income, except for those where the cost represents the best estimate of their fair value.

(ii)	Impairment

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, generally, earlier than previous practice.

The new impairment model is applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments. The allowance for impairment losses are measured based on:

•	12-month expected credit losses; or

•	Lifetime expected credit losses, if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset. The Group has chosen to apply this policy for the designated financial assets.

On January 1, 2018, due to the application of the new impairment model, the Group recognized a charge net of taxes to its retained earnings of ThCh$3,224,949.

(iii)	Hedge Accounting

IFRS 9 introduced a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model allows entities to better reflect risk management activities in the financial statements, and allow more items to be eligible as hedged items, such as non-financial risk component, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39, is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 also eliminated the quantitative requirement for hedge effectiveness test contemplated in IAS 39, under which the results should be within a range of 80-125 percent. This will allow aligning hedge effectiveness with risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item. However, retrospective ineffectiveness should continue to be valued and recognized in results.

When initially applying IFRS 9, the Group could choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9, until the time the new requirements on macro-hedging are published and adopted. The Group’s chose to apply the new requirements of IFRS 9 on the date of its adiption, that is, January 1, 2018.

As of January 1, 2018, the application of the new hedge accounting model has had no impact on the group’s consolidated financial statements.

•	IFRS 15 – Revenue from Contracts with Customers

The IFRS 15 apply to all contracts with customers, with certain exemptions (lease contracts and insurance, financial instruments, and non-monetary exchanges), and as of January 1, 2018 superseded all revenue recognition standards:

•	IAS 11 Construction Contracts;

•	IAS 18 Revenue;

•	IFRIC 13 Customer Loyalty Programs;

•	IFRIC 15 Agreements for the Construction of Real Estate;

•	IFRIC 18 Transfers of Assets from Customers; and

•	SIC-31 Revenue – Barter Transactions Involving Advertising Services.

This new Standard introduced a general framework for recognition and measurement of revenue, based on the core principle that revenues are recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring promised goods or services to customers. This core principle shall be applied using a five-step approach to revenue recognition: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contracts; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 requires more detailed disclosures than the current requirements. The disclosure requirements represent a significant change as compared to current practice and increase significantly the volume of disclosures included in the Group’s financial statements.

The Group carried out an implementation project to identify and measure the potential impact of applying IFRS 15 on its consolidated financial statements. The project included the identification of all revenue streams of Enel Chile and its subsidiaries, use of our knowledge of the customary business practices, a comprehensive evaluation of each type of contract with clients and determining the methodology for recognizing revenue under current standards. The assessment was performed with a special focus on those contracts with key aspects under IFRS 15 and the specific characteristics of interest to the Group, such as: identifying contractual obligations; contracts with multiple deliverables and recognition timing; contracts with variable compensation; significant financing component; analysis of principal versus agent; existence of service guarantees; and recognition of costs of obtaining and fulfilling a contract.

The Enel Chile Group participates in the electrical energy Generation, Transmission and Distribution businesses. Based on the nature of the goods and services offered and the characteristics of its revenue streams, the Group did not identify any impacts on the consolidated financial statements of Group at the time of the initial application of IFRS 15, that is, on January 1, 2018.

(1)	Sales and transportation of electricity: The main source of revenue of Enel Chile is from the sale of a series of goods and services whose control is transferred over time, since the customer simultaneously receives and consumes the benefits provided by the Group. In accordance with the criteria under IFRS 15, the Group continues recognizing revenue over time, instead of at a point in time.

(2)	Construction contracts: Revenue from construction works in progress is recognized over time based on the stage of completion. The Group concluded under IFRS 15, that these contracts meet the criteria of performance obligations satisfied over time, since the customer controls the assets as the assets are created and enhanced. Therefore, the application of the Standard did not change the timing or the amount of revenue recognized pursuant to these construction contracts.

(3)	Sale of other goods and services: Correspond mainly to the sale of supplementary electrical-related goods and services whose control is transferred to the customer at a point in time. Revenue is recognized when the control of the good or service has been transferred to the customer, i.e. when the customer obtains substantially all of the benefits from the asset and the ability to direct its use. The application of the Standard did not change the timing or the amount of revenue recognized pursuant to these contracts.

The Group implemented changes in systems, controls, policies and procedures to comply with the new requirements required by IFRS 15, both accounting record and disclosure.

•	IFRIC 22 – Foreign Currency Transactions and Advance Consideration

This Interpretation clarifies the date of the transaction for the purpose of determining the exchange rate to use in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets. For this purposes, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

The Group has applied IFRIC 22 effective January 1, 2018 and it has not generated an impacts on the Group’s consolidated financial statements.

b) Accounting pronouncements effective from January 1, 2019 and subsequent periods:

As of the date of issue of these interim consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

New Standards and Interpretations	Mandatory application for annual periods beginning on or after:
IFRS 16: Leases	January 1, 2019

IFRIC 23: Uncertainty over Income Tax Treatments	January 1, 2019

Conceptual Framework (revised)	January 1, 2020

•	IFRS 16 - Leases

In January 2016, the IASB published IFRS 16, which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases—Incentives, and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group does not plan to adopt the Standard early.

Although IFRS 16 substantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new Standard states the following:

i)	Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right-to-use asset and a lease liability for the future payments. Subsequent to initial recognition, it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)	Lessor accounting: Under IFRS 16 is substantially unchanged from current accounting under IAS 17. Lessors will continue to classify leases using the same classification principles as in IAS 17 as operating and finance leases.

IFRS 16 provides a series of practical expedients for the transition, both for the definition of a lease and for retrospective application of the standard. The Group has not yet decided if it will use certain or all of the practical expedients.

The Group is currently carrying out an assessment of the potential impact of IFRS 16 on its consolidated financial statements. The quantitative effect will depend on, among others, the chosen transition method, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional lease contract entered into by the Group in the future. Enel Chile expects to reveal its transition method and quantitative information before the date of adoption.

•	IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and Measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted.

The Group’s management is currently assessing the potential impact that IFRIC 23 will have on its consolidated financial statements on its initial application.

•	Conceptual Framework (revised)

The IASB issued the Conceptual Framework (revised) in March 2018. It incorporates some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

Changes to the Conceptual Framework may affect the application of IFRS when no standard applies to a particular transaction or event. The revised Conceptual Framework is effective for periods beginning on or after January 1, 2020.

Improvements and Amendments	Mandatory application for annual Periods beginning on or after:

Amendments to IFRS 9: Prepayment features with negative compensation

The amendments allow entities to measure prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income upon compliance of certain specific condition, instead of being measured at fair value through profit or loss.

January 1, 2019

Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

The IASB issued these amendments to clarify that an entity that applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

January 1, 2019

Annual Improvements to IFRS (Cycle 2015-2017)

Annual improvements correspond to a series of limited scope amendments that clarify the wording in an IFRS Standard or correct relatively minor oversights or conflicts between existing requirements of IFRS Standards: IFRS 3 “Business combination”, IFRS 11 “Joint arrangements”, IAS 12 “Income taxes” and IAS 23 “Borrowing costs”.

January 1, 2019

Amendment to IFRS 3: Previously Held Interests in a Joint Operation.

This amendment clarifies the requirements for a business combination in stages, including previously held interests in the assets and liabilities of a joint operation presented at fair value carried out, when an entity obtains control of an entity that is a joint operation.

January 1, 2019

Amendment to IFRS 11: Previously Held Interests in a Joint Operation.

This amendment affects joint agreements on interests previously held in a joint operation. A party that participates, but does not have joint control of a joint operation, could obtain it if the activity of the joint operation constitutes a business as defined by IFRS 3. Also clarifies the interests previously held in that joint operation will not measure again at the time of the operation.

January 1, 2019

Amendment to IAS 12: Tax consequences of payments on financial instruments classified as equity.

The amendment to IAS 12, resolves the income tax on dividends generated by financial instruments classified as equity be linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes income tax on dividends in results, other comprehensive income or equity, depending on where the entity originally recognized those transactions or past events.

January 1, 2019

Amendment to IAS 19: Modification, reduction or liquidation of a plan.

This amendment specifies that when a modification, reduction or liquidation of a plan occurs during the annual reporting period, the entity must: (i) determine the current cost of services for the remainder of the period subsequent to the modification, reduction or liquidation of the plan, by using the same actuarial assumptions to measure again the liability (asset) for defined benefits, net, reflecting the benefits offered under the plan and plan assets after that event; (ii) determine the net interest for the rest of the period after the modification, reduction or liquidation of the plan using the liability (asset), net for defined benefits that reflects the benefits offered under the plan and the assets of the plan after that event and the discount rate used to measure again the net liability (asset) for defined benefits.

This amendment to IAS 19 clarifies that an entity first determines any past service cost, or a gain or loss in the settlement, without considering the effect of the asset ceiling. This amount is recognized in results. Then, an entity determines the effect of the asset ceiling after the modification, reduction or liquidation of the plan. Any change in this effect, excluding the amounts included in the net interest, is recognized in other comprehensive income. This establishes that entities may have to recognize a past service cost or a result in the settlement that reduces a surplus that was not recognized before. Changes in the effect of the asset ceiling are not offset by these amounts.

January 1, 2019

Amendment to IAS 23: Borrowing costs eligible for capitalization.

The amendments clarify that an entity considers as a general loan any indebtedness originally made to develop a qualified asset once all the activities necessary to complete that asset for its use or sale are complete.

January 1, 2019

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

The IASB decided to postpone the effective date of application of the amendment, until obtaining the results of its research Project on the equity method of accounting.

Effective date deferred indefinitely.

In Management’s opinion, the application of the foregoing amendments and annual improvements is not expected to have a significant effect on the consolidated financial statements of Enel Chile and its subsidiaries.

2.3 Responsibility for the information, judgments and estimates provided

Management is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by management have been used to quantify some of the assets, liabilities, income, expenses and commitments recorded in the statements.

The most important areas were critical judgment is required are:

•	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).

•	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h)

•	The functional currency determinated by the Group.

The estimates refer basically to:

•	The valuations performed to determine the existence of impairment losses among tangible and intangible assets and goodwill (see Note 3.e).

•	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.l.1 and 23).

•	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

•	The assumptions used to calculate the fair value of financial instruments (see Notes 3.h and 20).

•	Energy supplied to customers whose meter readings are pending.

•	Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements (see Appendix 6.2).

•	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.I ).

•	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).

•	The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.o).

•	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects in the corresponding future consolidated financial statements.

2.4 Subsidiaries

Subsidiaries are defined as those entities controlled either, directly or indirectly, by the Company. Control is exercised if, and only if, the following conditions are met: The Company has i) power over the subsidiary, ii) exposure or rights to variable returns from these entities and iii) the ability to use its power to influence the amount of these returns.

The Company has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Company will reassess whether or not it controls a subsidiary if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Subsidiaries are consolidated as described in note 2.7.

Appendix 1. “Enel Chile Group Subsidiaries” to these consolidated financial statements describes the relationship of the Company with each of its subsidiaries.

2.4.1 Unconsolidated companies with an ownership interest of more than 50%

Although the Group holds more than a 50% ownership interest in Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hidroaysén”), it is considered a “joint venture” because due to the contracts or agreements established between the shareholders, the Group exercises joint control of the investee.

As of March 31, 2018, the investment that the Group has in Hidroaysén has been classified as non-current assets held for sale (see notes 3.j, 5 and 12).

2.5 Investment in associates

Associates are those entities in which the Group, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of potential exercisable voting rights or convertible at the end of each reporting period, including potential voting rights held by the Company or by another Group entity. In general, significant influence is presumed to be those cases in which the Group has an ownership interest of more than 20%.

Associates are incorporated to the consolidated financial statements using the equity method, as described in Note 3.i.

Appendix 3. “Associates and Joint Ventures” to these consolidated financial statements describes the relationship of the Company and each of these companies.

2.6 Investment in joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

•	Joint ventures: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in note 3.i.

•	Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the assets and liabilities held in the joint operation.

In determining the type of joint arrangement in which it is involved, the management of the Group assesses its rights and obligations arising from the arrangement by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances. If facts and circumstances change, the Group reassesses whether the type of joint arrangement in which it is involved has changed.

Currently, the Company is not involved in any joint arrangement that qualifies as a joint operation.

Appendix 3. “Associates and Joint Ventures” to these consolidated financial statements describes the relationship of the Company and each of these companies.

2.7 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intragroup transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated statement of comprehensive income from the date when the parent company obtains control of the subsidiary and until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.	At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss for the period after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained on events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the fair value of the equity interest previously held in the acquired company’s equity is measured on the date of acquisition and any gain or loss is recognized in the results for that period.

2.	Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	The financial statements of entities with functional currencies other than the Chilean peso are translated as follows:

a.	For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.	For items in the comprehensive income statement, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of origination.

d.	Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses)” in Other comprehensive income (see Note 24.3).

4.	Balances and transactions between consolidated entities were fully eliminated in the consolidation process.

5.	Changes in interests in subsidiaries that do not result in obtaining or losing control are recognized as equity transactions, and the carrying amount of the controlling and non-controlling interests is adjusted to reflect the change in relative interest in the subsidiary. Any difference that may exist, between the value for which a non-controlling interest is adjusted and the fair value of a compensation paid or received, is recognized directly in Equity attributable to the shareholders of Enel Chile.

6.	Business combinations under common control are recorded using, as a reference, the “pooling of interest” method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amount at which they were recorded in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between the assets and liabilities contributed to the consolidation and the compensation given is recorded directly in Net equity as a debit or credit to Other reserves. The Group does not apply retrospective accounting recognition of business combinations under common control.

3.	ACCOUNTING POLICIES APPLIED.

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•	Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment. (see Note 15.b.1).

•	Employee expenses directly related to construction in progress. (see Note 15.b.2).

•	Future disbursements that the Group will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 22).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the year in which they are incurred.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives
Buildings	10 – 60
Plant and equipment	6 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 35
Motor vehicles	5 – 10

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Years of estimated useful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 45
Fuel oil/coal-fired power plants	20 – 40
Combined cycle power plants	10 – 25
Renewable energy power plants	20
Transmission and distribution facilities:
High-voltage network	10 – 60
Low- and medium-voltage network	10 – 50
Measuring and remote control equipment	10 – 50
Primary substations	6 – 25
Natural gas transport facilities
Pipelines	20

Land is not depreciated since it has an indefinite useful life.

Gains or losses that arise from the sale or disposal of items of Property, plant and equipment are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales expenses from the amount received in the sale.

b)	Investment property

Investment property includes land and buildings held for earning rentals and/or for capital appreciation.

Investment property is measured at acquisition cost less any accumulated depreciation and impairment losses that have been incurred. Investment property, excluding land, is depreciated on a straight-line basis over the useful lives of the related assets.

An investment property is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

Gains or losses on recognition of the investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the asset.

The breakdown of the fair value of investment property is detailed in Note 16.

c)	Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and so is the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. During the measurement period of the business combination, the goodwill can be adjusted as a result of changes in the recognized provisional amounts of the assets acquired and liabilities assumed (see note 2.7.1).

Goodwill arising from acquisition of companies with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, an impairment loss is immediately recognized in profit or loss (see Note 3.e).

d)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight-line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of March 31, 2018 and December 31, 2017, there are no significant intangible assets with an indefinite useful life.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous periods are explained in Note 3.e below.

d.1) Research and development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Research costs are recorded as an expense in the consolidated statement of comprehensive income in the period in which they are incurred.

d.2) Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over four years. Certain easements and water rights have indefinite useful lives and, therefore, are not amortized.

e)	Impairment of non-financial assets

During the year, and principally at the end of each reporting period, the Group evaluates whether there is any indication that an asset has been impaired. If any such indication exist the Group estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGU’s to which goodwill or intangible assets with indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGU’s revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of December 31, 2017, the growth rate used to extrapolate the projections was 3.1%.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The minimum and maximum pre-tax discount rates applied in the period ended December 31, 2017 expressed in nominal terms were 7.5% and 10.7%, respectively.

If the recoverable amount of the CGU is estimated to be less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss)” recognized in profit or loss in the consolidated statement of comprehensive income. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

Impairment losses recognized for an asset in prior periods are reversed when there are indications that the impairment loss no longer exists or may have decreased, thus increasing the asset’s carrying amount with a credit to earnings. The increase in the asset’s carrying amount shall not exceed that carrying amount that would have been determined had no impairment loss been recognized for the asset. Goodwill impairment losses are not reversed in subsequent periods.

f)	Leases

In order to determine whether an arrangement is, or contains, a lease, the Group assesses the economic substance of the agreement, in order to determine whether fulfillment of the arrangement depends on the use of a specific asset and whether the agreement conveys the right to use an asset. If both conditions are met, at the inception of the arrangement the Group separates the payments and other considerations relating to the lease, at their fair values, from those corresponding to other components of the agreement.

Leases that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases. All others leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized at the inception of the arrangement. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are apportioned between finance expenses and reduction of the lease obligation. Finance expenses are recognized immediately in the income statement and allocated over the lease term, so as to achieve a constant interest rate on the remaining balance of the liability. Leased assets are depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term.

In the case of operating leases, payments are recognized as an expense in the case of the lessee and as income in the case of the lessor, both on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

g)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

g.1) Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using equity method (see Notes 3.i and 12) and those held for sale, into three categories:

i.	Amortized cost: Financial assets that meet the following conditions are included in the category; (i) the business model that supports it aims to hold financial assets for the contractual cash flows an, in turn, (ii) the contractual conditions of financial assets give rise on specific dates only to cash flows composed of payments of principal and interest (SPPI criteria).

Financial assets complying with the conditions established in IFRS 9 to value at amortized cost are trade receivables, loans and cash equivalents. These assets are record at amortized cost, which is the initial fair value, less principal repayments made, plus accrued and uncollected interest, calculated using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and of allocating finance income or cost over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flows to be received or paid over the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

ii.	Financial assets recorded at fair value with changes in other comprehensive income: Financial assets that meet the following conditions are included in the category (i) they are classified within a business model whose objective is to maintain the financial assets both, to collect the contractual cash flows and selling the financial asset, as well as (ii) the contractual conditions meet the SPPI criteria.

These investments are recognized in the consolidated statement of financial position at their fair value when it is possible to determine it reliably. In the case of holdings in companies not listed or that have very little liquidity, it is usually not possible to determine fair value reliably, so when this circumstance occurs, they are valued at acquisition cost or for a lower amount if there is evidence of its deterioration.

In the event that the fair value is lower than the acquisition cost, the difference is recorded directly in losses of the period if there is objective evidence that the asset has suffered an impairment that can not be considered temporary.

iii.	Financial assets recorded at fair value through profit or loss: This category includes the trading portfolio, those financial assets that have been designated as such at the time of initial recognition, managed, and evaluated according to the fair value criteria, and financial assets that do not meet the conditions to be classified in the two previous categories.

At fair value, they are valued in the consolidated statement of financial position and changes in their value, are recorded directly in results at the time they occur.

Purchases and sales of financial assets are accounted for using their trade date.

g.2) Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

g.3) Impairment of financial assets

Following the requirements of IFRS 9, the Group applies an impairment model based on expected credit losses. This model applies to financial assets measured at amortized cost or measured at fair value with changes in other comprehensive income, except for investments in equity instruments.

Impairment provisions are measured based on:

•	The credit losses expected in the next 12 months, or

•	The credit losses expected during the life of the asset, if on the date of presentation of the financial statements there was a significant increase in the credit risk of a financial instrument, since the initial recognition.

The Group applies a simple approach for commercial accounts receivable, contractual assets or accounts receivable for leases so that the impairment is recorded always in reference to the expected losses during the entire life of the asset.

g.4) Financial liabilities other than derivatives

Financial liabilities are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest rate method (see Note 3.g.1).

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 20, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

g.5) Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value at the end of each reporting period as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities”. For derivatives on commodities, the positive fair value is recorded in “Trade and other receivables”, and negative fair values are recorded in “Trade and other liabilities”.

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting, in this case, changes are recognized as follows:

•	Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

•	Cash flow hedges: Changes in fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income an accumulated in an equity reserve known as “Reserve for cash flow hedges”. The cumulative gain or loss in this reserve is reclassified to the statement of comprehensive income to the extent that the hedged item impacts the statement of comprehensive income offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedging relationship are recorded directly in the statement of comprehensive income.

When a hedging instrument expires, is sold or fails to meet the criteria to recognize through the accounting treatment of hedges, the gains or losses accumulated in equity remain as of the date remain in equity and is recognized in income when the projected transaction affects the income statement. When expected that a projected transaction no longer occurs, the cumulative gain or loss in equity is immediately transferred to the income statement.

As a general rule, long-term commodity purchases or sales agreements are recognized in the statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•	The sole purpose of the agreement is for the Group’s own use, which is understood as: (i) in the case of fuel purchase agreements its used to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale to the end-customers; and, (iii) in the case of electricity sales its sale to the end-customers.

•	The Group’s future projections evidence the existence of these agreements for its own use.

•	Past experience with agreements evidence that they have been utilized for the Group’s own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Group.

•	The agreement does not stipulate settlement by differences and the parties have not made it a practice to settle similar contracts with differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell the Group’s own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the host contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in profit or loss.

g.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•	The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more recipients.

•	The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.g.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

g.7) Offsetting financial assets and liabilities.

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position when, and only when:

•	There is a legally enforceable right to set off the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

These rights can only be legally enforceable within the normal course of business, or in case of default, insolvency or bankruptcy, of one or all of the counterparts.

g.8) Financial guarantee contracts

Financial guarantee contracts, such as guarantees given by the Group to third parties, are initially recognized at fair value, adjusting the transaction costs that are directly attributable to the issuance of the guarantee.

Subsequently to initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined under accounting policy describe in Note 3.l; and

•	The amount initially recognized less, when appropriate, any accumulated amortization,

•	Registered in accordance with the revenue recognition policy (see Note 3.p).

h)	Measurement of fair value

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there are sufficient data to conduct the measurement. The Group maximizes the use of relevant observable data and minimizes the use of unobservable data.

Considering the hierarchy of the data used in these valuation techniques, the assets and liabilities measured at fair value can be classified into the following levels:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e., as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial asset or financial liability take into consideration estimated future cash flows discounted at zero coupon interest rate curves for each currency. All the valuations described are carried out using external tools, such as “Bloomberg”.

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

•	For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

•	For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes, but is not limited to, the Group’s own credit risk;

•	For derivatives not quoted in an organized market, the Group measures fair value by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of year-end. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

•	In the case of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are disclosed in Note 20.3.

i)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with Group’s entities, plus any goodwill generated in acquiring the entity. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or constructive) to support the investee’s negative equity situation, in which case a provision is recognized.

Goodwill from associates or joint ventures is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when impairment indicators exist.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity method”.

Appendix 3. “Associates and Joint Ventures” to these consolidated financial statements describes the relationship of the Company and each of these companies.

j)	Non-current assets (or disposal group of assets) held for sale or held for distribution to owners and discontinued operations.

Non-current assets, including property, plant and equipment; intangible assets; investments accounted for using the equity method, joint ventures, and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), are classified as:

•	Held for sale, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use;

•	Held for distribution to owners, when the Company is committed to distribute the asset (or disposal group) to the owners.

For the above classification, the assets must be available for immediate sale or distribution in their present condition and its sale or distribution is highly probable. For this transaction to be considered highly probable, management must be committed to the sale or distribution and actions to complete the transaction must have been initiated and should be expected to be completed within one year from the date of classification.

Actions required to complete the sale or distribution plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale or distribution is highly probable.

Non-current assets or disposal groups held-for-sale or held for distribution to owners are measured at the lower of their carrying amount and fair value less costs to sell or costs to distribute, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that are no longer classified as held for sale or held for distribution to owners, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale or held for distribution less any depreciations, amortizations or revaluations that would have been recognized if they had not been classified as held for sale or held for distribution to owners and their recoverable amount at the date of subsequent decision where would be reclassified as non-current assets.

Non-current assets held for sale and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups held for sale or for distribution to owners”, and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups held for sale or for distribution to owners”.

The Group classifies as discontinued operations those components of the Group that either have been disposed of, or are classified as held for sale, and:

(i)	represents a separate major lines of business or geographical area of operations;

(ii)	is a part of a single coordinated plan to dispose a separate major line of business or geographical area of operations; or

(iii)	is a subsidiary acquired exclusively with a view to resale.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or groups constituting the discontinued operation are presented as a single line item in the consolidated comprehensive income statement as “Income after tax from discontinued operations”.

k)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

l)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost. Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision. Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred. Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

l.1) Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if any.

For each of the defined benefit plans, any deficit between the actuarial liability and the plan assets (if any) is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the statement of financial position.

Actuarial gains and losses arising in measurement of both the plan liabilities and the plan assets (if any, and excluding interest) are recognized directly in other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense in the statement of comprehensive income when the employees have rendered their services.

m)	Translation of foreign currency balances

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the year, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recorded as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

The Group has established a policy to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows affect profit or loss. This term has been estimated at ten years.

n)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group have any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as non-current liabilities.

o)	Income taxes

Income tax expense for the period is determined as the sum of current taxes from the Group’s different entities and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•	Did not arise from a business combination, and

•	At initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when exists uncertainty about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as government grants.

At the end of each reporting period, the Group reviews the deferred taxes assets and liabilities recognized, and makes, if any, necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if has a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

p)	Revenue and expense recognition

Revenue is recognized for the amount the Group expects to be entitled upon transfer of goods and services to customers in the course of the Group’s ordinary activities, provided that this entitled amount results in an increase in total equity other than increases relating to contributions from equity participants and such benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

The Group analyzes and takes into consideration all relevant facts and circumstances when applying the model established by IFRS 15 relating to contracts with clients: (i) contract identification, (ii) identification of performance obligations, (iii) transaction price determination, (iv) price allocation to performance obligations and (v) revenue recognition.

In addition, the Group evaluates the existence of costs of obtaining a contract and costs directly related to the fulfillment of a contract. Enel Chile recognizes revenues when the steps established in IFRS 15 have been fulfilled satisfactorily, and it is probable that the future economic benefits will flow to the company.

The timing for revenue recognition, billing and collection results in accounts receivable and contractual liabilities. Accounts receivable represent an unconditional right to a consideration and consist of invoiced and unbilled amounts that normally result from long-term contracts when the recognized income exceeds the amounts invoiced to the customer. The Company has reconized assets with contracts with customers as an unbilled revenue. (see Note 8).

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction; the following criteria for recognition are taken:

•	Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as appropriate. This revenue includes an estimate of the service provided and not billed until the closing date (see Note 2.3 and 25).

•	Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate. This revenue includes an estimate of the energy supplied but not billed and for which the customers’ meters have not been read yet (see Note 2.3 and 25).

Revenue from rendering of services is recongnized over time as the related service is consumed by the customer and is only recognized when it can be estimated reliably, by reference to the stage of completion of the service rendered at the date of the statement of financial position. When the outcome of a transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. (see Note 25).

Revenue from sales of goods is recognized based on the economic substance of the transaction and are recognized when all and each of the following conditions are met:

•	the entity has transferred to the buyer control of the goods;

•	the entity retains neither continuing managerial involvement to the degree usually associated with control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In arrangements under which the Group is committed to more than one performance obligation, the contract price is allocated to the various performance obligations and the recognition criteria are applied to the separately identifiable performance obligations of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. The Group excludes from revenue those gross considerations it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

The Company shall determine and disclose the transaction price allocated to remaining performance obligations that represent future consideration for unsatisfied (or partially unsatisfied) performance obligations at the end of the reporting period. However, the Company decided to apply for the optional disclosure exemptions according to the practical expedient provided in IFRS 15.

The Group recognizes the net amount of non-financial asset purchase or sale contracts that are settled for a net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Financial income (expense) is recognized using the effective interest rate applicable to the outstanding principal over the repayment period.

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when they do not meet the requirements for recognizing them as assets.

q)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

Basic earnings per share for continuing and discontinued operations are calculated by dividing net income from continuing and discontinued operations attributable to shareholders of the Parent Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the year, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

r)	Dividends

Article No. 79 of the Chilean Corporations Act 18,046 establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Company’s highly fragmented share capital, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies”, as appropriate, and recognized in equity.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

s)	Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

•	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three-months with a low risk of changes in value.

•	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS.

4.1 Regulatory framework:

The electricity sector is regulated by the General Law of Electrical Services N°20,018 (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining, whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law), as well as by an associated Regulation (D.S. No. 327 issued in 1998).

Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE in its Spanish acronym), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (CChEN in its Spanish acronym), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables – CIFES). The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the participants in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical point of view, the Chilean power sector is divided into three electrical grids: the Sistema Electrico Nacional (SEN) and two separate medium-size grids in southern Chile, one in Aysén and the other in Magallanes. The SEN was incorporated in November 2017 through the interconnection of the Sistema Interconectado Central (SIC) and the Sistema Interconectado del Norte Grande (SING). Prior to the interconnection, the SIC was the main electrical grid, running 2,400 km. longitudinally and connecting the country from Taltal in the north, to Quellón on the island of Chiloé in the south. On the other hand, the SING covered the northern part of the country, from Arica down to Coloso, covering a length of about 700 km.

The electricity industry is organized into three business activities: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the Electricity Law, which requires free access to networks and regulates tariffs.

Under the Chilean Electricity Law, the electricity market coordinates their operations through a centralizing operating agent, the Coordinador Eléctrico Nacional (CISEN), in order to operate the system at minimum cost while maintaining reliable service, and the Sistema Eléctrico Nacional. The CISEN plans and operates the systems, including the calculation of the so-called “marginal cost”, which is the price assigned to energy transfers among power generating companies.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g., generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents.

The Chilean Electricity Law establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems, and prohibits participation of Trunk Transmission Systems’ companies in the generation and distribution segment.

4.1.1 Generation Segment

Generation companies must comply with the operation plan of the CISEN. However, each generation company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A generation company may have the following types of customers:

(i)	Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity higher than 5,000 kW. These customers can freely negotiate prices for electrical supply with generators and/or distributors. Those customers with connected capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.

(ii)	Distribution companies that supply power to regulated customers: Participation in public tenders regulated by the CNE for the supply to their free customers through bilateral contracts.

(iii)	Spot market: This represents energy and capacity transactions among generating companies that result from the CISEN’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CISEN. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CISEN to determine the sufficiency capacity of each power plant, which is not the same as the dispatched capacity.

Non-Conventional Renewable Energy

Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of energy supplied will be generated by NCRE. It does not change the previous law’s plan for supplying energy under agreements in effect in July 2013.

4.1.2. Transmission Segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. The transmission segment is divided into National Transmission System, Development Poles Transmission System, Zonal Transmission System and Dedicated Transmission System. The International Interconnection Systems, which are governed by special rules, are also part of the transmission segment.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National and Zonal Transmission Systems is determined through a tariff-setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems a regulated and centralized process, in which the CISEN annually issues an expansion plan, which must be approved by the CNE. The expansions of both systems are carried out through open tenders, distinguishing between new projects (with tenders open to any bidder) and expansion of existing facilities projects (participation in the expansion corresponds to the original facilities owners under modification). The bids correspond to the value resulting from the tender, which constitutes the revenues for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

The current regulations define the transmission remuneration as the sum of the tariff revenues and the collection of a single charge for the use of the transmission system (CUT). The CUT is defined (Ch$ / kWh) by the CNE every six months.

4.1.3 Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified based on their demand as regulated and unregulated. Regulated customers are those with connected capacity of more than 5,000 kW. Customers with connected capacity between 500 kW and 5,000 kW can choose either a regulated or an unregulated regime.

Distribution companies can supply both regulated customers, under supply conditions regulated by the Law, and unregulated customers, whose supply conditions are freely negotiated and agreed in bilateral contracts with energy suppliers (generation or distribution companies).

Regarding price regulation, the Law establishes that distribution companies must permanently have available energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out short-term tenders. In addition, a reimbursement mechanism exists allowing supply without contract and regulating corresponding tariffs.

The tariffs are set every four years in order to determine the distribution value added (“VAD”) as a result of model companies cost studies, composed of fixed costs, average energy and capacity losses and standard distribution costs. Both the CNE and the distribution companies grouped by typical areas engage independent consultants for these studies. The VAD is obtained by weighting the results of the study received by the CNE and the companies with a ratio of 2:3 and 1:3, respectively. Based on this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years a review of services associated with the calculation of VAD is carried out, which do not represent energy supply and which the Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of tariff settings since the privatization of the sector.

4.2 Regulatory Developments in 2018

2018 CNE Regulatory Plan

On January 12, 2018, through Exempted Resolution No. 20 and pursuant to Article 72-19 of the Chilean Electricity Law (DFL No. 4), the CNE published its Annual Work Plan to draft and develop technical regulations for year 2018. The document defines the general guidelines and the programmatic priorities of the CNE’s Normative Work Plan 2018 and the pending regulatory procedures of the 2017 Plan, whose elaboration will continue in development during 2018.

Regulatory developments in 2018

The Panel of Experts Regulation

On January 5, 2018, the Ministry of Energy published a new Regulation for the Panel of Experts in the Official Gazette. The purpose of this regulation is to establish provisions for the operation, financing, and powers of the Panel of Experts, as well as the procedures necessary for the proper performance of its functions.

On March 27, 2018, the Complementary Services Regulations and the Operation Coordination were withdrawn from the Comptroller’s Office.

2017 Expansion Plan - Transmission

On December 29, 2017, through Exempt Resolution No. 770, the CNE issued the Preliminary Technical Report of the Annual Transmission Expansion Plan 2017. In accordance with the stages contemplated by law, the interested parties (duly registered in the registry of citizen participation) made the corresponding observations. Having evaluated the observations, through Exempt Resolution No. 163 dated February 27, 2018, the CNE approved the Final Technical Report of the Annual Transmission Expansion Plan for 2017. Following the stages established by the regulations, the interested parties will present their discrepancies before the Panel of Experts in a public hearing.

2018 Expansion Plan - Transmission

Within the framework of the Annual Transmission Planning process for 2018, the CNE invited all interested parties to participate in the stage of submitting proposals for Transmission Expansion projects in accordance with the provisions of Article 91 of the Electricity Law. Proposals may be submitted until April 30, 2018.

Energy Planning 2018-2022

Through Official Gazette publication dated April 10, 2018, the Ministry of Energy approved the Long-Term Energy Planning for the period 2018-2020. This corresponds to the first energy planning process carried out in accordance with the provisions introduced by Law No. 20,936. This plan, which is non-binding, must be carried out every 5 years in accordance with Article 83 of the Electricity Law.

Law 21.076

On February 27, 2018, Law No. 21,076 was published in Official Gazette, which modifies the Electricity Law to impose on distribution companies the obligation to pay for the removal and replacement of the splice and meter in the event of the facilities being rendered unusable due to force majeure. In this Law, it is indicated that the splice and meter are part of the distribution network.

Tariff Study Under Article No. 187 of the Electricity Law

On October 6, 2017, CNE issued Exempted Resolution CNE 560, approving the unanimous agreement to perform a New Tariff Study in accordance with Article No. 187 of the Electricity Law, signed by CNE and the concessionaires of energy distribution service. In December, 2017, CNE requested to the distribution companies for their investment plans and necessary costs to comply with the Technical Standard on Quality of Service for Energy Distribution System (approved by Exempted Resolution CNE No. 706 issued on December 7, 2017) that had not been included in the current electricity supply tariffs (Decree No. 11T of the Ministry of Energy). To date, the corresponding decree has not been published.

4.3 Tariff Revisions:

4.3.1 Distribution Tariff-Setting

At the end of 2015, the CNE began the 2016 – 2020 tariff-setting process through publishing Exempted Resolution No. 699 communicating the definition for Typical Areas, the terms for the “Distribution Value Added 2016 – 2020 Study”, and the terms for the “Services associated with Energy Distribution Supply Cost Study”.

The CNE defines six Typical Areas with separate tariff each, and Enel Distribución Chile was categorized within Typical Area No. 1, same as in prior tariff process, reflecting the higher density of its network and, therefore, lower costs as compared to other companies in the industry. The subsidiary Empresa Eléctrica de Colina and Luz Andes were categorized, same as in prior tariff process, within Typical Areas No. 4 and No. 2, respectively.

In February 2016, the CNE published in the Official Gazette, Exempted Resolution No. 83 containing the list of the qualified independent consultant entities to be eligible by the distribution companies to carry out the tariff studies. In April 2016, Enel Distribución Chile selected Consultor Systep Ingeniería y Diseños S.A. to carry out the Distribution Value Added 2016 – 2020 Study. On September 5, 2016, Enel Distribución Chile submitted to the CNE the tariff study in compliance with the requirements indicated in the regulations.

The 2016-2020 tariff-setting process was finalized by publishing in the Official Gazette Tariff Decree 11T, the distribution tariffs are retrospectively applicable to November 4, 2016.

The tariffs applied in 2016 and 2017 to end customers were determined based on the following decrees:

i.	Decree No. 1T published in the Official Gazette on April 2, 2013, set the tariff formulas applicable to regulated customers. Tariffs were retroactively applied with a start date of November 4, 2012 until November 3, 2016.

ii.	Decree No. 11T published in the Official Gazette on August 24, 2017, set the tariff indexation formulas applicable to energy supplies subject to regulated prices. Tariffs were retroactively applied from November 4, 2016 until November 3, 2020.

iii.	Decree No. 14 published in the Official Gazette on April 9, 2013, set the tariffs and indexation formulas applicable to the subtransmission and additional transmission systems. Tariffs were retroactively applied with a start date of January 1, 2011 until December 31, 2014. Subsequently, Decree No. 7T extended the effective date until December 31, 2015.

iv.	Price Decrees:

Node Average prices:

On January 4, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 22T, setting the node prices for energy supply, retroactively applied from September 1, 2015.

On January 21, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 24T, setting the node prices for energy supply, retroactively applied from November 1, 2015.

On March 4, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 1T, setting the node prices for energy supply, retroactively applied from January 1, 2016.

On May 23, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 4T, setting the node prices for energy supply, retroactively applied from March 1, 2016.

On June 17, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 7T, setting the node prices for energy supply, retroactively applied from April 1, 2016.

On August 6, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 8T, setting the node prices for energy supply, retroactively applied from May 1, 2016.

On September 1, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 9T, setting the node prices for energy supply as part of Law No. 20,928 on Tariff Equality in relation to the Domestic Generation Acknowledgement, retroactively applied from August 1, 2016.

On October 10, 2017, the Ministry of Energy published in the Official Gazette, Decree No. 12T, setting the node prices for energy supply and the adjustments and surcharges from applying the Residential Rate Equality Mechanism, retroactively applied from January 1, 2017.

On October 10, 2017, the Ministry of Energy published in the Official Gazette Decree No. 3T, setting the node prices for energy supply and the adjustments and surcharges from applying the Residential Rate Equality Mechanism, retroactively applied from July 1, 2017.

Short-term node prices:

On July 2, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 5T, setting the short-term node prices for energy supply, retroactively applied from May 1, 2016.

On August 26, 2017, the Ministry of Energy published in the Official Gazette, Decree No. 2T, setting short-term node prices for energy supply, retroactively applied from April 1, 2017.

On January 25, 2018, the Ministry of Energy published in the Official Gazette Decree No. 5T, which fixes node prices for electricity supplies with retroactive effect from October 1, 2017.

4.3.2 Tariff setting Associate Distribution Services

On March 14, 2014, the Ministry of Energy published Decree No. 8T in the Official Gazette, which fixes the prices of services that do not consist of energy supplies associated with electricity distribution. These values apply from the date on which the decree was published and are the current values.

At the end of 2015, the CNE published the Exempt Resolution No. 699 that communicates, among others things, the bases for the “Studies of Costs of Services Associated with the Distribution Electricity Supply” during the process of setting distribution rates for 2016-2020.

These bases incorporate five new services, among which are the “Execution or installation of temporary joints” and the “Rental of temporary joints”.

On January 20, 2017, Enel Distribución published the “Final Report of the Study of Cost of Services Associated with Distribution Electricity Supply”. Following the established process, Enel Distribución presented its observations to the study.

Subsequently, through Exempt Resolution No. 213 dated April 27, 2017, the CNE approved the Technical Report “Fixation of Rate Formulas for Non-Consistent Services in Energy Supply, Associated with the Distribution of Electricity”. Following the stages of the process, Enel Distribución presented its discrepancies to the Technical Report.

To date the tariff decree that will set the new rates has not been yet published.

4.3.3 Zonal Transmission Tariff Setting

On July 20, 2016, Law No. 20,936 was publish, setting the new regulatory framework for all electric energy transmission systems, making changes to the tariff process in all transmission sector. Also, the sector named “Subtransmission” was renamed to “Zonal Transmission”.

The Zonal Transmission tariffs are set every four years. However, before publishing Law No. 20.936, the tariff period for Substansmission had been extended, as follows:

•	On January 29, 2015, Law No. 20,805 was published in the Official Gazette, which, among other matters, it entitles the Ministry of Energy to extend in one more year the effective date of Decree CNE No. 14 of 2012 (“Decree No.14”), which set the subtransmission tariffs for the 2011 – 2014 period (i.e., such decree would be effective for the 2011 – 2015 period), and also to extend in one more year the effective date of the tariff setting process for the period 2015 – 2018 (i.e., 2016 – 2019).

•	On April 22, 2015, the Ministry of Energy published in the Official Gazette, Decree No. 7T, extending the effective date of the subtransmission tariff decree and expressly stating that the tariffs will be applied beginning on January 1, 2016.

Notwithstanding, in accordance with Article No. 11 of the transitory provisions of Law No. 20,936, the effective date for Decree No. 14 was extended to December 31, 2017.

In relation to the 2016 – 2017 tariff period, on December 29, 2016 it was published Exempted Resolution No. 940, which defined the necessary adjustments to Decree No. 14 to extend its effective date for the years 2016 and 2017. The main adjustment is related to exempt generating power plants from payment for using the Zonal Transmission systems. The 2016 – 2019 tariff-setting process will continue is progress, and in accordance with Article No. 11 of the transitory provisions of Law No. 20,936, the results will be used for the tariffs to be applied to the 2018 – 2019 period.

On February 10, 2017, the CNE issued Exempted Resolution No. 83, which contained the “Preliminary Technical Report on Determination of the Annual Value of the Zonal Transmission and Dedicated Transmission Systems for the 2018-2019 period”. Enel Distribución, made comments to the report, and the final technical report was issued on March 28, 2017. Following the process steps, Enel Distribución communicated its discrepancies with the final technical report. On May 19, 2017, it was carried out a Public Hearing at which Enel Distribution and other interested parties presented their comments to the Panel of Experts.

At the reporting date of these interim consolidated financial statements, the tariff decree establishing the new tariffs has not been released.

4.3.4 Transmisión Tariff Setting 2020-2023

Within the process framework of Fixing Transmission Rates for 2020-2023, the processes of Qualification of Transmission System Installations, Fixation of Useful Life of the Transmission Installations and definition of the Technical and Administrative Bases for the Study of Valuation of Transmission Facilities are in progress.

In this context, for the purposes of the Qualification Process of Transmission Systems Facilities for the period 2020-2023, the CNE through Exempt Resolution No. 771 (December 29, 2017) issued the preliminary technical report defining which transmission facilities correspond to each segment (National, Zonal and Dedicated). The interested parties (duly registered in the citizen participation register) made observations on this report during the beginning of January 2018. Subsequently, the CNE issued the Final Technical Report through Exempt Resolution No. 123 dated February 13, 2018. Following the stages established by the regulations, the interested parties will present their comments to the Panel of Experts at a public hearing.

For effects of the process of Fixation of Useful Life of the Transmission Installations, the CNE through Exempt Resolution No. 212 of March 15, 2018, issued its Preliminary Report. Those interested parties (duly registered in the citizen participation register) may make their pertinent observations.

Finally, for the purposes of defining the Technical and Administrative Bases for the Study of Valuation of Transmission Facilities, the CNE published the Preliminary Technical and Administrative Bases through Exempt Resolution No. 769/2017 (December 29, 2017). This document, in general terms, regulates the contracting process of the tariff study and defines the rules for charging the entire transmission, defining the tender for two studies: one for National facilities and another for Zonal and Dedicated facilities. In accordance with the stages contemplated by the Electricity Law, the interested parties (duly registered in the citizen participation register), made observations to this document during the beginning of January 2018. Subsequently, the CNE issued the Final Technical Report though Exempt Resolution No. 124 dated February 13, 2018. Following the stages established by the regulations, the interested parties will present their comments to the Panel of Experts at a public hearing.

4.3.5 Energy Tenders

Under the new law for energy tenders, three bidding processes have been carried out: Supply Bidding No. 2015/01, Supply Bidding No. 2015/02 and Supply Tender 2017/01.

Supply Bidding No. 2015/01 was launched in May 2015 and finalized in July 2016. The final outcome of the process resulted in five energy blocks awarded for a total of 12,430 GWh to 84 companies at a weighted average price of US$ 47.6 per MWh. Enel Generación Chile was awarded with 5,918 GWh per year, which represented a 47.6% of the total energy awarded.

Supply Bidding No. 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1,200 GWh per year at a weighted average price of US$ 79.3 per MWh, a 30% reduction as compared to the prices of prior bids, which indicates that the amendments to the Electricity Law have effectively reduced the prices through increased competition and a reduction in the risks for generators.

Supply Bidding No. 2017/01 was launched in January 2017 and finalized in November 2017. The final outcome of the process resulted in five energy blocks awarded to five companies for a total of 2,200 GWh per year at a weighted average price of US$ 32.5 per MWh. Enel Generación Chile was awarded 1.2 TWh per year, which represents 54% of the total energy awarded.

5.	NON-CURRENT ASSETS HELD FOR SALE.

i.	Centrales Hidroeléctricas de Aysén S.A.

Enel Generación Chile had a 51% interest in Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hidroaysén”), whose corporate purpose was to develop, finance, own and exploit a hydroelectric project in Region XI Aysén, Chile.

On November 17, 2017, the Board of Directors of Hidroaysén agreed to cease the company’s activities and terminate the Hidroaysén’s electrical project. The decision was made because the forecasted value of the investment in generation and transmission for the electrical project, its related costs and the long-term market prospects indicated that the project was not economically feasible in every possible valuation scenario. Also, the significance amount of the investment and its related risks, both legal and administrative, would add a second uncertainty factor that definitively precluded continuing with the project.

On December 7, 2017, at the Extraordinary Shareholders’ Meeting of Hidroysén it was agreed to terminate the company and the liquidation process of the company’s assets. The liquidation process considers the distribution of assets to the shareholders and it is expected to be completed in the first half of 2018.

On March 31, 2018 and December 31, 2017, as a result of the above, the investment held by Enel Generación Chile in Hidroaysén complied with the criteria to be classified as a non-current assets held for sale, therefore, as described in note 3.j), it has been recognized at the lower of its carrying amount and fair value less costs to sell. The following table as of March 31, 2018 shows the carrying amount of the investment:

Equity of Centrales Hidroeléctricas de Aysén S.A. ThCh$	Ownership Interest %	Carrying Amount of Centrales Hidroeléctricas de Aysén S.A. ThCh$
11,608,094	51%	5,920,128

It is important to note that in 2014, Enel Generación Chile recognized an impairment loss of ThCh$69,066,857 on its investment in Hidroaysén (See note 12.1 – Other information).

•	Additional financial information on Hidroaysén:

Centrales Hidroeléctricas de Aysén S.A.	03-31-2018 ThCh$	12-31-2017 ThCh$
Total Current Assets	159,876	355,835
Cash and cash equivalents	159,487	355,446
Total Non Current Assets	11,556,351	8,030,172
Land	11,556,351	8,030,172
Total Current Liabilities	106,436	139,182
Other gains	3,526,180	—
Other fixed operating expenses	—	(8,144,855)
Interest income	163,125	24,829
Profit (loss)	3,362,541	(8,193,671)

ii.	Electrogas S.A.

On December 16, 2016, our subsidiary Enel Generación Chile S.A. signed an agreement to sell all shares of its equity method investee Electrogas S.A., equivalent to a 42.5% ownership interest, to Aerio Chile SpA (“Aerio Chile”) which is an indirectly whollyowned subsidiary of REN – Redes Energéticas Nacionais, S.G.P.S., S.A., under which Enel Generación Chile sold all its shares in Electrogas S.A., representing 42.5% of the capital of said company. The total price was US$ 180 million, which was paid on the closing date of the referred transaction.

The sale of this participation to Aerio Chile was subject to compliance with the usual conditions for this type of transactions, including the lack of exercise of the right of preferential acquisition by the other shareholders of Electrogas S.A., in accordance with the terms and conditions established in the shareholders’ agreement signed among the Electrogas shareholders.

Finally, the sale was completed on February 7, 2017, the amount collected was ThCh$115,582,806 and originated a pre-tax gain of ThCh$105,311,912 (see notes 6.d and 30, respectively).

Electrogas S.A. is a private corporation whose purpose is to provide services of transportation of natural gas and other fuels, on its own and on behalf of third parties. In order to provide its services, it can build, operate and maintain gas and oil pipelines, polyducts and supplementary facilities.

6.	CASH AND CASH EQUIVALENTS.

a)	The detail of cash and cash equivalents as of March 31, 2018 and December 31, 2017, is as follows:

	03-31-2018	12-31-2017
Cash and Cash Equivalents	ThCh$	ThCh$
Cash balances	54,644	53,875
Bank balances	19,529,318	35,208,300
Time deposits	139,288,452	11,155,249
Other fixed-income instruments	253,296,585	373,038,602

Total	412,168,999	419,456,026

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other cash and cash equivalents, corresponds to fixed income instruments that are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days. There are no restrictions on the disposition of significant amounts of cash.

b)	The detail of cash and cash equivalents by currency as of March 31, 2018 and December 31, 2017 is as follows:

	03-31-2018	12-31-2017
Currency	ThCh$	ThCh$
Chilean peso	395,484,099	399,164,753
Argentine peso	8,185,134	6,263,344
Euros	40,325	11,594
U.S. dollar	8,459,441	14,016,335

Total	412,168,999	419,456,026

c)	No payments have been made to obtain control of consolidated entities, as of March 31, 2018.

d)	The following tables sets forth cash and cash equivalents that have been received from the sale of shares of associates as of March 31, 2018 and December 31, 2017:

	03-31-2018	12-31-2017
Loss of control at Associates	ThCh$	ThCh$
Amounts received for the sale of Associates	—	115,582,806

Total	—	115,582,806

(*)	See Note 5.

e)	Other cash outflows classified as investment activities corresponds to a deposit of restricted cash of ThCh$974,596,043, dedicated to the timely payment of the obligations originated by the Tender Offer for Enel Generación Chile (see Note 1.2).

f)	Reconciliation of liabilities arising from financing activities:

		Financing Cash Flows				Non-Cash Changes
	Balance as of						Foreign			Balance as of
	1/1/2018					Changes in	exchange	Financial	Other	03/31/2018
Liabilities arising from financing activities	(1) ThCh$	From ThCh$	Used ThCh$	Interest paid ThCh$	Total ThCh$	fair value ThCh$	differences ThCh$	costs (2) ThCh$	changes ThCh$	(1) ThCh$
Bank loans (Note 18.1)	122	940,414,546	—	(19,196)	940,395,350	—	(1,869,299)	235,655	(8,061,283)	930,700,545
Unsecured obligations (Note 18.1)	763,579,585	—	—	(7,459,015)	(7,459,015)	—	(5,968,552)	10,570,531	—	760,722,549
Finance leases (Note 18.1)	14,608,914	—	(600,083)	—	(600,083)	—	(272,321)	171,188	—	13,907,698
Financial derivatives for hedging (Note 7 y 18)	(29,478,642)	—	—	—	—	1,890,768	(4,876,354)	562,670	(1,687,500)	(33,589,058)
Loans to related parties	—	—	—	—	—	—	—	79,326	(79,326)	—
Other obligations	—	—	(12,154,927)	—	(12,154,927)	—	—	—	12,154,927	—

Total	748,709,979	940,414,546	(12,755,010)	(7,478,211)	920,181,325	1,890,768	(12,986,526)	11,619,370	2,326,818	1,671,741,734

(1)	Balance corresponds to current and non-current portion.
(2)	Other changes include interest accruals

7.	OTHER FINANCIAL ASSETS.

The detail of other financial assets as of March 31, 2018 and December 31, 2017, is as follows:

	Current		Non-current
	03-31-2018	12-31-2017	03-31-2018	12-31-2017
Other Financial Assets	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value with changes in other comprehensive income	—	—	2,628,898	2,628,501
Financial assets measured at amortized cost (*)	974,781,956	185,913	—	—
Hedging derivatives	20,977,189	20,038,433	31,069,344	30,789,703
Non-Hedging derivatives	141,833	402,716	—	—

Total	995,900,978	20,627,062	33,698,242	33,418,204

(*)	Mainly a deposit of restricted cash for payment of obligations originated by the Tender Offer for Enel Generación Chile. See Note 6.e and 20.1.a

8.	TRADE AND OTHER RECEIVABLES.

a)	The detail of trade and other receivables as of March 31, 2018 and December 31, 2017, is as follows:

	03-31-2018		12-31-2017
	Current	Non-current	Current	Non-current
Trade and Other Receivables, Gross	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	385,411,341	38,013,787	463,626,345	36,182,399
Trade receivables, gross	336,895,613	1,867,793	415,039,522	1,917,828
Other receivables, gross (1)	48,515,728	36,145,994	48,586,823	34,264,571

	03-31-2018		12-31-2017
	Current	Non-current	Current	Non-current
Trade and Other Receivables, Net	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	336,615,363	38,013,787	419,752,286	36,182,399
Trade and other receivables, net (2)	297,769,274	1,867,793	380,379,326	1,917,828
Other receivables, net (1)	38,846,089	36,145,994	39,372,960	34,264,571

(1)	As of March 31, 2018, it mainly includes accounts receivable related to loan and advances to employees for ThCh$9,661,508 (ThCh$9,709,051 as of December 31, 2017); recoverable taxes (VAT) for ThCh$9,148,090 (ThCh$18,318,007 as of December 31, 2017); payments in advance to suppliers for ThCh$2,712,007 (ThCh$5,360,307 as of December 31, 2017); lease receivables for ThCh$35,522,595 (ThCh$34,550,131 as of December 31, 2017) and other miscellaneous receivables for ThCh$17,947,883 (ThCh$11,290,360 as of December 31, 2017).
(2)	As of March 31, 2018, our subsidiary Enel Distribución Chile S.A. recognized unbilled revenue and trade and other accounts receivable for the difference between current and effective Average Node Prices and Short Term Node Prices for ThCh$4,184,518 (ThCh$4,117,611 as of December 31, 2017) to be billed and charge to regulated end-customers.

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers with sales representing 10% or more of its total consolidated revenues for the three-month periods ended March 31, 2018 and 2017.

Refer to Note 9.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)	Lease receivables

As of March 31, 2018 and December 31, 2017, the present value of minimum lease payments receivable is as follows:

Lease arrangements are related to public lightning developments mainly to municipalities.

	03-31-2018			12-31-2017
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	4,641,265	1,129,494	3,511,771	4,380,499	944,578	3,435,921
From one to five years	20,332,741	3,462,134	16,870,607	17,521,998	3,617,167	13,904,831
More than five years	16,472,205	1,331,988	15,140,217	18,127,398	918,019	17,209,379
Total	41,446,211	5,923,616	35,522,595	40,029,895	5,479,764	34,550,131

c)	As of March 31, 2018 and December 31, 2017, the balance of trade receivables past due but not impaired is as follows

	03-31-2018	12-31-2017
Trade Receivables Past Due But Not Impaired	ThCh$	ThCh$
Less than three months	43,103,457	54,488,473
Between three and six months	6,016,515	9,008,195
Between six and twelve months	5,739,790	7,123,391
More than twelve months	11,971,542	16,067,867
Total	66,831,304	86,687,926

d)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Current and
Non-current
Trade Receivables Past Due and Impaired	ThCh$
Balance at January 1, 2017	39,461,880
Increases (decreases) for the year	7,937,817
Amounts written off	(3,525,638)
Balance at December 31, 2017	43,874,059
Initial Balance Adjustment by IFRS 9 (**)	4,417,738
Increases (decreases) for the year (*)	1,065,306
Amounts written off	(561,125)
Balance at March 31, 2018	48,795,978

(*)	See Note 28 for impairment of financial assets.
(**)	See Note 2.2 a) IFRS 9 – Financial Instruments, regarding adoption of IFRS 9 and recognition of a reserve for credit impairment.

Write-offs for past due receivables

Past due receivables are written off once all collection procedures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year. In our distribution business the process takes at least 24 months. Overall, the risk of writing off our trade receivables is limited (See Notes 3.g.3 and 19.5).

e)	Additional information:

•	Additional statistical information required under Official Bulletin 715 of the CMF, of February 3, 2012 (XBRL Taxonomy). See Appendix 6.

•	Supplementary information on trade receivables. See Appendix 6.1.

9.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES.

Related party transactions are performed at current market conditions.

Transactions with related entities have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

The controlling shareholder of the Company is the Italian corporation Enel S.p.A.

9.1 Balances and transactions with related parties

The balances of accounts receivable and payable between the Group and its non-consolidated related companies are as follows:

a)	Receivables from related parties

							Current		Non-current
Taxpayer ID							03-31-2018	12-31-2017	03-31-2018	12-31-2017
Number	Company	Country	Relationship	Currency	Description of transaction	Term of transaction	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa España	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	—	70,371	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	25,825	13,077	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	1,127	1,031,125	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	73,360	79,217	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	157,597	86,089	—	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Advance natural gas purchase	Less than 90 days	25,763,544	18,793,098	—	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Dividends	Less than 90 days	1,095,804	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	36,191	36,067	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	US$	Commodity derivatives	Less than 90 days	—	—	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	8,144	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	—	290,838	—	—
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	19,450	8,511	—	—
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	—	21,484,590	—	—
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	Euros	Commodity derivatives	Less than 90 days	10,485,376	20,751,714	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	1,441	16,994	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	363	134	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	40,247	49,677	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	961	50,594	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	20,504	35,572	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	16,104	19,877	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	820	41,487	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	535	425	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	44,269	54,638	—	—
Foreign	Enel SpA	Italy	Parent	CH$	Other services	Less than 90 days	—	157,701	—	—
Foreign	Enel SpA	Italy	Parent	Euros	Other services	Less than 90 days	372,990	215,289	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	78	75,956	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	40,264	49,677	—	—
76.412.562-2	Enel Green Power del Sur SpA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	365	28,835	—	—
76.412.562-2	Enel Green Power del Sur SpA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	9,284	3,443	—	—
76.412.562-2	Enel Green Power del Sur SpA	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	251,303	310,179	—	—
96.210.110-0	Enel Green Power Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	337,927	162,594	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	CH$	Other services	Less than 90 days	56,356	47,998	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	Euros	Other services	Less than 90 days	153,826	116,436	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Other services	Less than 90 days	2,154,972	2,068,594	—	—
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	CH$	Other services	Less than 90 days	—	432,233	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	CH$	Other services	Less than 90 days	330,974	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	CP$	Other services	Less than 90 days	—	13,746	—	—
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	CH$	Other services	Less than 90 days	372,763	791,622	—	—
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	Euros	Other services	Less than 90 days	29,221	29,221	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	15,192	15,192	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	US$	Other services	Less than 90 days	1,000,619	758,841	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	PS$	Other services	Less than 90 days	95,609	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	2,269,395	1,487,709	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	54,949	—	—
Foreign	Enel Green Power Colombia SAS	Colombia	Common Immediate Parent	CH$	Other services	Less than 90 days	46,557	46,557	—	—
Foreign	Enel Generación Piura S.A.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	201,041	—	—	—
Foreign	Enel Generación Piura S.A.	Peru	Common Immediate Parent	US$	Other services	Less than 90 days	—	165,875	—	—
Foreign	Chinango S.A.C.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	—	17,410	—	—
Foreign	Chinango S.A.C.	Peru	Common Immediate Parent	US$	Other services	Less than 90 days	56,945	—	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	262,694	—	—
Foreign	Enel Green Power Spa IT	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	263,926	—	—
96.971.330-6	Geotérmica del Norte	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	—	82,830	—	—
96.971.330-6	Geotérmica del Norte	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	833	10,096	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	326,990	354,283	—	—
Foreign	Enel Green Power Mexico	Mexico	Common Immediate Parent	US$	Other services	Less than 90 days	—	152,495	—	—
Foreign	Enel Green Power Perú	Peru	Common Immediate Parent	US$	Other services	Less than 90 days	185,591	177,478	—	—
Foreign	Enel Green Power Brasil	Brazil	Common Immediate Parent	US$	Other services	Less than 90 days	—	37,936	—	—
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	US$	Other services	Less than 90 days	160,508	—	—	—
Foreign	Enel Italia IT	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	290,838	—	—	—
Foreign	Enel Italia IT	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	8,144	—	—	—
Foreign	Proyectos y Soluciones Renovables S.A.C.	Peru	Common Immediate Parent	US$	Other services	Less than 90 days	4,715	—	—	—
Foreign	Enel Generacion Costanera S.A.	Argentina	Common Immediate Parent	$ Arg	Other services	Less than 90 days	28,106	—	—	—
Foreign	Enel Generacion El Chocon S.A.	Peru	Common Immediate Parent	US$	Other services	Less than 90 days	10,176	—	—	—
Foreign	Enel Power Do Brasil Ltda.	Brazil	Common Immediate Parent	US$	Other services	Less than 90 days	29,369	—	—	—
Foreign	Enel Green Power Brasil Participacoes LTDA	Brazil	Common Immediate Parent	US$	Other services	Less than 90 days	17,073	9,188	—	—
Foreign	Empresa Distribuidora del Sur S.A.	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	6,503	796,750	—	—

						Total	46,911,971	71,856,046	—	—

b)	Accounts payable to related parties

							Current		Non-current
Taxpayer ID							03-31-2018	12-31-2017	03-31-2018	12-31-2017
Number	Company	Country	Relationship	Currency	Description of transaction	Terms of transaction	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa España	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	149,843	277,868	—	—
Foreign	Enel Brasil	Brazil	Common Immediate Parent	US$	Other services	Less than 90 days	75,882	77,680	—	—
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	AR$	Other services	Less than 90 days	74,741	74,740	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	CP$	Other services	Less than 90 days	4,794	4,551	—	—
94.271.000-2	Enel Américas	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	920,925	4,650	—	—
94.271.000-2	Enel Américas	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	1,987	912,731	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Common Immediate Parent	US$	Other services	Less than 90 days	2,082	—	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Common Immediate Parent	PS$	Other services	Less than 90 days	—	2,110	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	1,282,363	3,175,956	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	89,975	71,648	—	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Gas Purchase	Less than 90 days	20,875,559	8,100,426	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	—	22,257	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	237,159	214,667	—	—
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Euros	Other services	Less than 90 days	—	749,834	—	—
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Other services	Less than 90 days	—	35	—	—
Foreign	Enel Iberia SRL	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	94,525	—	—	—
Foreign	Enel Iberia SRL	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	640,608	—	—	—
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	611,900	3,187,971	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	10,724,394	10,501,963	—	318,518
Foreign	Enel Energía	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	406,677	348,370	—	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	752,539	371,339	—	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	2,241	64,484	—	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint Venture	CH$	Tolls	Less than 90 days	—	72,965	—	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint Venture	CH$	Energy purchase	Less than 90 days	—	70,984	—	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint Venture	CH$	Other services	Less than 90 days	13,887	—	—	—
76.126.507-5	Parque Eólico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	28,681	65,829	—	—
76.126.507-5	Parque Eólico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	120	258	—	—
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	1,054,385	924,051	—	—
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	Euros	Commodity derivatives	Less than 90 days	1,415,868	4,184,469	—	—
76.179.024-2	Parque Eólico Tal S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	1,525,483	2,105,042	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	225	484	—	—
76.412.562-2	Enel Green Power del Sur SpA	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	10,028,924	10,323,531	—	—
76.412.562-2	Enel Green Power del Sur SpA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	268	853	—	—
96.920.110-0	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	134,909	90,134	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	2,930,699	77,415	—	—
Foreign	Enel S.p.A.	Italy	Parent	CH$	Dividends	Less than 90 days	41,030,523	63,543,371	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	—	1,583,058	—	—
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	1,113,796	—	—	—
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	448,053	1,261,153	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	—	4,591,580	—	—
Foreign	Enel Italia	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	—	2,089,122	—	—
Foreign	Enel Italia IT	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	6,838,714	—	—	—
Foreign	Codensa	Colombia	Common Immediate Parent	US$	Other services	Less than 90 days	11,763	7,936	—	—
96.971.330-6	Geotermica de Norte	Chile	Common Immediate Parent	US$	Gas Purchase	Less than 90 days	2,331	—	—	—
Extranjera	Enel Global Thermal Generation S.r.l.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	84,438	—	—	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	357,579	—	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	526,974	99,878	—	—

						Total	104,138,235	119,612,972	—	318,518

c)	Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

					For the three-month ended March 31,
					2018	2017
Taxpayer ID Number	Company	Country	Relationship	Description of transaction	ThCh$	ThCh$
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Gas Sales	—	10,394,146
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Fuel consumption	—	—
Foreign	Enel Latonoamérica	Spain	Common Immediate Parent	Interests financial debt	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other services rendered	125	—
Foreign	Enel Perú S.A.C	Peru	Common Immediate Parent	Other services rendered	—	9,740
94.271.000-3	Enel Américas	Chile	Common Immediate Parent	Financial expenses	—	(17)
94.271.000-3	Enel Américas	Chile	Common Immediate Parent	Other services rendered	1,178,651	1,593,079
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	Other services rendered	—	2,018
Foreign	Enel Brasil	Brazil	Common Immediate Parent	Other services rendered	86,378	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	Gas consumption	(29,300,674)	(47,559,910)
76.418.940-k	GNL Chile S.A.	Chile	Associate	Gas transportation	—	(11,729,570)
76.418.940-k	GNL Chile S.A.	Chile	Associate	Other services rendered	—	85,274
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy purchases	(1,954,523)	(2,149,671)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Electricity tolls	(8,973)	(75,290)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Other services rendered	142,757	95,136
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy sales	18,201	21,248
Foreign	Enel Iberoamérica S.R.L	Spain	Common Immediate Parent	Other services rendered	—	3,522
96.806.130-5	Electrogas S.A.	Chile	Associate	Gas tolls	—	(251,099)
96.806.130-5	Electrogas S.A.	Chile	Associate	Fuel consumption	—	(25,025)
Foreign	Emgesa S.A.E.S.P	Colombia	Common Immediate Parent	Other operating income	310,051	2,008
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	Other services rendered	232,236	34,609
Foreign	Enel Generacion Piura S.A.	Peru	Common Immediate Parent	Other services rendered	38,327	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint venture	Electricity tolls	(192,799)	(162,983)
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint venture	Energy purchases	(50,088)	—
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	—	4,078
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Financial expenses	(79,327)	—
Foreign	Compañía Energética Veracruz S.A.C.	Peru	Common Immediate Parent	Other services rendered	—	380,462
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Commodity derivatives	2,355,553	4,873,730
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other fixed operating expenses	(243,916)	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Energy purchases	(1,052,840)	(1,076,110)
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Electricity tolls	63,155	57,551
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Other services rendered	14,129	10
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Energy sales	(4,325)	(15,136)
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Energy purchases	(3,349,525)	(3,765,350)
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Other services rendered	35,317	—
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Energy sales	(63,086)	7,804
Foreign	Enel SpA	Italy	Parent	Other fixed operating expenses	(1,093,463)	—
Foreign	Enel Romania Srl (Enel Servicii Srl)	Rumania	Common Immediate Parent	Other services rendered	(298,217)	—
76.412.562-2	Enel Green Power del Sur S.p.A	Chile	Common Immediate Parent	Energy purchases	(30,205,373)	(24,329,566)
76.412.562-2	Enel Green Power del Sur S.p.A	Chile	Common Immediate Parent	Energy sales	25,918	14,235
76.412.562-2	Enel Green Power del Sur S.p.A	Chile	Common Immediate Parent	Electricity tolls	3,531	—
76.412.562-2	Enel Green Power del Sur S.p.A	Chile	Common Immediate Parent	Other services rendered	220,518	27,489
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Energy purchases	(4,448,833)	(6,176,300)
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Electricity tolls	(51)	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Other services rendered	38,846	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Energy sales	18,960	3,803
96.920.110-0	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	Other services rendered	102,298	(15,328)
Foreign	Energía Nueva Energía Limpia México S.R.L.	Mexico	Common Immediate Parent	Other services rendered	8,013	—
Foreign	Enel Green Power Perù	Peru	Common Immediate Parent	Other services rendered	8,112	—
Foreign	Enel Green Power Brasil Participacoes Ltda.	Brazil	Common Immediate Parent	Other services rendered	(20,863)	—
96.971.330-6	Geotérmica del Norte	Chile	Common Immediate Parent	Energy purchases	(1,929)	—
96.971.330-6	Geotérmica del Norte	Chile	Common Immediate Parent	Energy sales	33,607	—
Foreign	Chinango S.A.C	Peru	Common Immediate Parent	Other services rendered	39,759	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	Common Immediate Parent	Energy sales	19,952	5,040
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	Common Immediate Parent	Electricity tolls	165	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	Common Immediate Parent	Other services rendered	35,317	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	Common Immediate Parent	Energy purchases	(214,455)	(92,399)
Foreign	Enel Generación Costanera S.A.	Argentina	Common Immediate Parent	Other services rendered	28,106	—
Foreign	Enel Power Do Brasil Ltda	Brazil	Common Immediate Parent	Other services rendered	20,181	—
Foreign	Enel Italia IT	Italy	Common Immediate Parent	Other fixed operating expenses	(306,763)	—
Foreign	Enel Global Thermal Generation S.r.l.	Italy	Common Immediate Parent	Other fixed operating expenses	(84,436)	—
99.577.350-3	Empresa Nacional de Geotermia S.A.	Chile	Common Immediate Parent	Energy purchases	1,857	—
Foreign	Enel Green Power Spa IT	Italy	Common Immediate Parent	Other services rendered	1,230	—
Foreign	Enel Generación El Chocon S.A.	Argentina	Common Immediate Parent	Other services rendered	10,176	—

				Total	(67,883,033)	(79,808,772)

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting receivable or payable balances are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

9.2 Board of Directors and key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of December 31, 2017, was elected at the Ordinary Shareholders Meeting held on April 28, 2016. At the Board of Directors Meeting held on April 29, 2016 the current Chairman and Vice Chairman were designated.

a)	Account receivable and payable and other transactions

•	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members or the Board of Directors and key management personnel.

•	Other transactions

No transactions other than the payment of compensation have taken place between the Company and the members of the Board of Directors and key management personnel and other than transactions in the normal course of business-electricity supply.

b)	Compensation for directors

In accordance with Article 33 of Law No. 18,046 governing shock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of the Company.

The compensation consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to shareholders of Enel Chile). Also, each member of the Board will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The breakdown of this compensation is as follows:

•	UF 180 as a fixed monthly fee; and

•	UF 66 as per diem for each Board meeting attended, all with a maximum of 15 sessions in total, be ordinary or extraordinary in the corresponding year.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. As stated in the by-laws, the compensation for the Chairman of the Board will be double that of a Director.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2017.

If any Director of the Company is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Enel Chile S.A. has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards or Management Committees.

The Executive Officers of the Company and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of the Company. Nevertheless, the executives may receive such compensation or per diem, provided there is prior express authorization, as a payment in advance of the variable portion of their compensation received from the respective companies through which they are employed.

Directors’ Committee:

Each member of the Directors’ Committee will receive a variable compensation equal to 0.11765 thousandth of the profit for the year (attributable to shareholders of Enel Chile S.A.). Also each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This compensation is broken down as follows:

•	UF 60.00 as a fixed monthly fee, and

•	UF 22.00 as per diem for each Board meeting attended, all with a maximum of 15 sessions in total, whether ordinary or extraordinary, in the corresponding year.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2018.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the three-months periods ended March 31, 2018 and 2017:

				03-31-2018
				Enel Chile Board	Board of subsidiaries	Directors’ Committee
Taxpayer ID No.	Name	Position	Period in position	ThCh$	ThCh$	ThCh$
4.975.992-4	Hermán Chadwick Piñera	Chairman	January - March 2018	39,465	—	—
Foreigner	Giulio Fazio	Vice Chairman	January - March 2018	—	—	—
4.461.192-9	Fernán Gazmuri Plaza	Director	January - March 2018	19,732	—	6,578
4.774.797-K	Pedro Pablo Cabrera Gaete	Director	January - March 2018	19,732	—	6,578
5.672.444-3	Juan Gerardo Jofré Miranda	Director	January - March 2018	19,732	—	6,578
Foreigner	Vicenzo Ranieri	Director	January - March 2018	—	—	—
Foreigner	Salvatore Bernabei	Director	January - March 2018	—	—	—

			Total	98,661	—	19,734

				03-31-2017
				Enel Chile Board	Board of subsidiaries	Directors’ Committee
Taxpayer ID No.	Name	Position	Period in position	ThCh$	ThCh$	ThCh$
4.975.992-4	Hermán Chadwick Piñera	Chairman	January - March 2017	38,964	—	—
Foreigner	Giulio Fazio	Vice Chairman	January - March 2017	—	—	—
4.461.192-9	Fernán Gazmuri Plaza	Director	January - March 2017	19,482	—	6,494
4.774.797-K	Pedro Pablo Cabrera Gaete	Director	January - March 2017	19,482	—	6,494
5.672.444-3	Juan Gerardo Jofré Miranda	Director	January - March 2017	19,482	—	6,494
Foreigner	Vicenzo Ranieri	Director	January - March 2017	—	—	—
Foreigner	Salvatore Bernabei	Director	January - March 2017	—	—	—

			Total	97,410	—	19,482

See Note 38, for more information regarding the new composition of the Board of Directors of Enel Chile effective April 25, 2018.

c)	Guarantees given by the Company in favor of the directors

No guarantees have been given in favor of the directors.

9.3 Compensation for key management personnel

a)	Compensation received by key management personnel

Key Management Personnel
Taxpayer ID No.	Name	Position
Foreigner	Nicola Cotugno	Chief Executive Officer
24.950.967-1	Raffaele Grandi	Administration, Finance and Control Officer
15.307.846-7	Jose Miranda Montecinos	Communications Officer
13.903.626-3	Liliana Schnaidt Hagedorn (1)	Human Resources and Organization Officer
6.973.465-0	Domingo Valdés Prieto	General Counsel and Secretary to the Board
Foreigner	Raffael Cutrignelli	Internal Audit Officer
11.625.161-2	Pedro Urzúa Frei	Institutional Relations Officer
Foreigner	Bruno Stella	Planning and Control Officer
7.006.337-9	Francisco Silva Bafalluy	Services Officer

(1)	On February 1, 2018, Ms. Liliana Schanaidt became Human Resources and Organization Officer, replacing Mr. Alain Rosolino.

Incentive plans for key management personnel

The Company has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross compensation.

Compensation received by key management personnel is the following:

	03-31-2018	03-31-2017
	ThCh$	ThCh$
Cash compensation	727,681	536,116
Short-term benefits for employees	150,418	102,333
Other long-term benefits	11,232	5,994

Total	889,331	644,443

b)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

9.4 Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

10.	INVENTORIES.

The detail of inventories as of March 31, 2018 and December 31, 2017, is as follows:

	03-31-2018	12-31-2017
Classes of Inventories	ThCh$	ThCh$
Supplies for Production	22,049,028	16,879,260
Gas	6,625,160	2,301,172
Oil	3,532,865	2,593,806
Coal	11,891,003	11,984,282
Other inventories (*)	26,605,136	22,807,682

Total	48,654,164	39,686,942

(*) Other inventories	26,605,136	22,807,682
Supplies for projects and spare parts	16,461,857	12,311,718
Electrical materials	10,143,279	10,495,964

There are no inventories pledged as security for liabilities.

For the three-month periods ended March 31, 2018 and 2017, raw materials and consumables recognized as fuel expenses were ThCh$54,291,570 and ThCh$84,221,547, respectively. See Note 26.

As of March 31, 2018, no inventories have been written down due to obsolescence.

11.	CURRENT TAX ASSETS AND LIABILITIES.

The detail of current tax assets and liabilities as of March 31, 2018 and December 31, 2017, is as follows:

	03-31-2018	12-31-2017
Tax Receivables	ThCh$	ThCh$
Monthly provisional tax payments	70,626,427	63,942,847
Tax credit for absorbed profits	13,315,883	13,433,962
Tax credit for training expenses	261,000	261,000
Other	110,325	118,239

Total	84,313,635	77,756,048

	03-31-2018	12-31-2017
Tax Payables	ThCh$	ThCh$
Income tax	75,860,599	67,027,507

Total	75,860,599	67,027,507

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD.

12.1. Investments accounted for using the equity method

a.	The following tables present the changes in investments in associates and joint ventures accounted for using the equity method as of March 31, 2018 and December 31, 2017:

Taxpayer ID Number	Associates and Joint Ventures	Country	Currency	Ownership Interest	Balance as of 01-01-2018 ThCh$	Additions ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Other Increase (Decrease) ThCh$	Transfer to assets held to distribute the owners ThCh$	Balance as of 03-31-2018 ThCh$
76.418.940-K	GNL Chile S.A.	Chile	U.S. dollar	33.33%	3,783,316	—	364,437	(1,095,804)	(44,376)	—	—	—	3,007,573
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (*)	Chile	Chilean peso	51.00%	—	—	1,714,896	—	—	—	—	(1,714,896)	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Chilean peso	50.00%	8,818,759	—	144,734	—	—	—	—	—	8,963,493
Foreign	Enel Argentina S.A.	Argentina	Argentine peso	0.1153%	105,146	—	16,368	—	(7,295)	—	(296)	—	113,923

				TOTAL	12,707,221	—	2,240,435	(1,095,804)	(51,671)	—	(296)	(1,714,896)	12,084,989

Taxpayer ID Number	Associates and Joint Ventures	Country	Currency	Ownership Interest	Balance as of 01-01-2017 ThCh$	Additions ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Other Increase (Decrease) ThCh$	Transfer to assets held to distribute the owners ThCh$	Balance as of 12-31-2017 ThCh$
76.418.940-K	GNL Chile S.A.	Chile	U.S. dollar	33.33%	3,982,934	—	841,957	(743,734)	(297,841)	—	—	—	3,783,316
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (*)	Chile	Chilean peso	51.00%	6,441,166	1,943,100	(4,179,033)	—	—	—	—	(4,205,233)	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Chilean peso	50.00%	8,222,763	—	595,996	—	—	—	—	—	8,818,759
Foreign	Enel Argentina S.A.	Argentina	Argentine peso	0.1153%	91,335	—	44,176	—	(29,198)	(1,490)	323	—	105,146

				TOTAL	18,738,198	1,943,100	(2,696,904)	(743,734)	(327,039)	(1,490)	323	(4,205,233)	12,707,221

(*)	See Note 5.

b.	Sale of GNL Quintero S.A.

On June 9, 2016, the Company entered into a share purchase agreement with Enagás Chile S.p.A. (“Enagás Chile”), a whollyowned subsidiary of Enagás S.A., under which Enagás Chile would acquire the entire 20% ownership interest held by the Company in the associated company GNL Quintero S.A.

The sale of this investment to Enagás Chile was subject to satisfaction of customary conditions precedent for this type of transaction, which included, among others, non-exercising by the other shareholders of GNL Quintero S.A. of the preferential acquisition rights, which they possess in accordance with the terms and conditions of the shareholders’ agreement.

On September 14, 2016, upon satisfaction of the conditions precedent, the Company transferred the shares it held in GNL Quintero S.A. to Enagás Chile. The total sale price was US$197,365,113.2 (ThCh$132,820,800).

GNL Quintero S.A. operates a storage and regasification of Liquefied Natural Gas (LNG) plant and its related land-based Terminal for loading and unloading LNG, including facilities and network necessary to deliver LNG, through a LNG truck loading facility and delivery point’s pipelines.

c.	Other information

Centrales Hidroeléctricas de Aysén S.A. (Hidroaysén)

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (“RCA”) of the Centrales Hidroeléctricas de Aysén S.A. project, in which the Company participates by accepting some of the claims filed against this project. It is a public information that this decision was resorted before the Environmental Courts in Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. has been partially rejected in 2008.

The Company has expressed its intention to promote at Centrales Hidroeléctricas de Aysén S.A. the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of the Aysén region are important for the energy development of the country.

Nevertheless, given the current situation, there is uncertainty on the recoverability of the investment made so far at Centrales Hidroeléctricas de Aysén S.A., since it depends both on judicial decisions and on definitions in the energy agenda which cannot be foreseen at present, consequently the investment is not included in the portfolio of the Company’s immediate projects. Consequently, at closing date of fiscal year 2014, the Company recognized an impairment of its participation in Centrales Hidroeléctricas de Aysén S.A. amounting to ThCh$ 69,066,857, which remains in effect as of December 31, 2017.

On December 7, 2017, an extraordinary shareholders’ meeting was held, in which the early dissolution of the Centrales Hidroeléctricas de Aysen S.A. aforementioned was agreed to, as well the company liquidation process of assets. The liquidation process contemplates a distribution of assets to shareholders and expected to be completed during the first half of 2018.

In accordance with the above, the investment that Enel Generación Chile has in Centrales Hidroeléctricas de Aysén S.A. has been classified as non-current assets held for sale (See Note 5.1).

12.2. Investments with significant influence

The following tables show financial information as of March 31, 2018 and December 31, 2017, from the financial statements of the investments in associates where the Group has significant influence:

	As of March 31, 2018
Investments with Significant Influence	% Ownership Interest Direct / Indirect	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Comprehensive Income ThCh$
GNL Chile S.A	33.33%	93,764,808	111,230	84,852,418	—	159,983,788	(158,890,368)	1,093,420	(133,142)	960,278

	As of December 31, 2017
Investments with Significant Influence	% Ownership Interest Direct / Indirect	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Comprehensive Income ThCh$
GNL Chile S.A	33.33%	71,254,956	148,950	60,052,823	—	687,399,254	(684,873,130)	2,526,124	(24,472)	2,501,652

	As of March 31, 2017
Investments with Significant Influence	% Ownership Interest Direct / Indirect	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Comprehensive Income ThCh$
GNL Chile S.A	33.33%	99,021,212	71,396	86,945,256	—	177,248,961	(176,996,945)	252,016	(54,666)	197,350

Appendix 3 to these consolidated financial statements provides information on the main activities of our associates and the ownership interest that the Group holds in them.

None of our associates have published price quotations

12.3. Joint ventures

The following tables present information from the financial statements as of March 31, 2018 and December 31, 2017, on the main joint ventures:

	Transmisora Eléctrica de Quillota Ltda.			Centrales Hidroeléctricas de Aysén S.A.
Financial statement items	50.0% 03-31-2018 ThCh$	50.0% 12-31-2017 ThCh$	50.0% 03-31-2017 ThCh$	51.0% 03-31-2017 ThCh$
Total current assets	7,890,617	7,793,702	6,691,850	1,031,245
Total non-current assets	12,007,534	12,036,201	11,993,420	15,159,321
Total current liabilities	230,590	440,426	177,971	1,658,709
Total non-current liabilities	1,740,579	1,751,963	1,771,128	68,081
Cash and cash equivalents	7,266,026	7,310,296	5,696,982	1,011,651
Revenues	710,542	2,813,493	701,493	—
Other fixed operating expenses	(195,759)	(525,471)	(140,836)	(1,767,201)
Depreciation and amortization expense	(152,577)	(782,322)	(195,580)	—
Income tax expense	(72,738)	(313,709)	(74,429)	—
Profit (loss)	289,468	1,191,991	290,648	(1,767,201)
Other comprehensive income	—	—	—	—
Comprehensive income	289,468	1,191,991	290,648	(1,767,201)

d.	There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in associates and joint ventures.

13.	INTANGIBLE ASSETS OTHER THAN GOODWILL.

The following table presents intangible assets as of March 31, 2018 and December 31, 2017:

Intangible Assets, Net	03-31-2018 ThCh$	12-31-2017 ThCh$
Intangible Assets, Net	53,157,989	55,170,904
Easements and water rights	12,610,634	12,608,950
Computer software	36,242,105	38,254,793
Other identifiable intangible assets	4,305,250	4,307,161

	03-31-2018	12-31-2017
Intangible Assets, Gross	ThCh$	ThCh$
Intangible Assets, Gross	118,661,313	118,593,240
Easements and water rights	14,600,385	14,598,701
Computer software	93,330,544	93,260,355
Other identifiable intangible assets	10,730,384	10,734,184

	03-31-2018	12-31-2017
Intangible Assets, Amortization and Impairment	ThCh$	ThCh$
Accumulated Amortization and Impairment, Total	(65,503,324)	(63,422,336)
Easements and water rights	(1,989,751)	(1,989,751)
Computer software	(57,088,439)	(55,005,562)
Other identifiable intangible assets	(6,425,134)	(6,427,023)

The reconciliations of the carrying amounts of intangible assets at three-month period ended March 31, 2018 and the year ended December 31, 2017 are as follows:

	Easements	Computer Software	Other Identifiable Intangible Assets	Intangibles Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2018	12,608,950	38,254,793	4,307,161	55,170,904
Changes in identifiable intangible assets
Increases (decreases) other than from business combinations	1,684	70,189	—	71,873
Increase (decrease) from exchange differences, net	—	—	(22)	(22)
Amortization (1)	—	(2,082,877)	(1,889)	(2,084,766)

Total changes in identifiable intangible assets	1,684	(2,012,688)	(1,911)	(2,012,915)

Closing balance March 31, 2018	12,610,634	36,242,105	4,305,250	53,157,989

	Easements	Computer Software	Other Identifiable Intangible Assets	Intangibles Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2017	12,564,076	27,591,694	4,314,980	44,470,750
Changes in identifiable intangible assets
Increases (decreases) other than from business combinations	295,588	17,466,436	—	17,762,024
Increase (decrease) from exchange differences, net	—	—	(115)	(115)
Amortization (1)	—	(6,803,337)	(7,704)	(6,811,041)
Increases (decreases) from transfers and other changes	(250,714)	—	—	(250,714)
Increases (decreases) from transfers	(250,714)	—	—	(250,714)

Total changes in identifiable intangible assets	44,874	10,663,099	(7,819)	10,700,154

Closing balance December 31, 2017	12,608,950	38,254,793	4,307,161	55,170,904

(1)	See Note 28.

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow the recovery of the carrying amount of these assets recorded as of December 31, 2017 (See Note 3.e).

As of March 31, 2018 and December 31, 2017, there are no significant intangible assets with an indefinite useful life.

14.	GOODWILL.

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of March 31, 2018 and December 31, 2017:

		Opening Balance 01-01-2017	Increase/ (Decrease)	Closing Balance 12/31/2017	Increase/ (Decrease)	Closing Balance 03/31/2018
Company	Cash Generating Unit	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica de Colina Ltda.	Empresa Eléctrica de Colina Ltda.	2,240,478	—	2,240,478	—	2,240,478
Enel Distribución Chile S.A.	Enel Distribución Chile	128,374,362	—	128,374,362	—	128,374,362
Enel Generación Chile S.A.	Enel Generación Chile	731,782,459	—	731,782,459	—	731,782,459
GasAtacama Chile (1)	Enel Generación Chile	24,860,356	—	24,860,356	—	24,860,356

	Total	887,257,655	—	887,257,655	—	887,257,655

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of March 31, 2018 and December 31, 2017. (See Note 3.e).

The origin of the goodwill is detailed below:

1.- Empresa Eléctrica de Colina Ltda.

On September 30, 1996, Enel Distribución Chile S.A. acquired 100% of Empresa Eléctrica de Colina Ltda. from the investment company Saint Thomas S.A., which is neither directly nor indirectly related to Enel Distribución Chile S.A.

2.- Enel Distribución Chile S.A.

In November 2000, Enel Américas S.A. acquired an additional 25,4% ownership interest in Enel Distribución Chile S.A. in a public bidding process, reaching a 99,99% ownership interest in the company.

3.- Enel Generación Chile S.A.

On May 11, 1999, Enel Américas S.A. acquired an additional 35% in Enel Generación Chile S.A. in a public bidding process on the Santiago Stock Exchange and by buying shares in the U.S. (30% and 5%, respectively), reaching a 60% ownership interest in the generation company.

4.- GasAtacama Chile S.A. (formerly Inversiones GasAtacama Holding Limitada)

On April 22, 2014, Enel Generación Chile S.A. acquired the remaining 50% equity interest in GasAtacama Chile S.A that was owned at that time by Southern Cross Latin America Private Equity Fund III L.P.

5.- GasAtacama Chile S.A. (formerly Empresa Eléctrica Pangue S.A.)

On July 12, 2002, Enel Generación Chile S.A. acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder International Finance Corporation (IFC).

On May 2, 2012, Empresa Eléctrica Pangue S.A. merged with Compañía Eléctrica San Isidro S.A.; with the latter company being the surviving entity.

6.- GasAtacama Chile S.A. (formerly Compañía Eléctrica San Isidro S.A.)

On August 11, 2005, Enel Generación Chile S.A. acquired the shares of Inversiones Lo Venecia Ltda., whose only asset was a 25% interest in Compañía Eléctrica San Isidro S.A. (acquisition of non-controlling interests).

On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., the latter being the surviving entity.

On November 1, 2013, Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá, the latter being the surviving entity.

Subsequently, on November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged with GasAtacama Chile S.A., the latter being the surviving company.

15.	PROPERTY, PLANT AND EQUIPMENT.

The following table shows property, plant and equipment as of March 31, 2018 and December 31, 2017:

	03-31-2018	12-31-2017
Classes of Property, Plant and Equipment, Net	ThCh$	ThCh$
Property, Plant and Equipment, Net	3,589,158,875	3,585,687,137
Construction in progress	695,236,906	666,590,543
Land	67,479,830	67,485,380
Buildings	12,601,660	12,793,641
Generation Plant and equipment	2,055,775,933	2,080,903,064
Network infrastructure	685,144,845	683,120,815
Fixtures and fittings	54,624,334	56,284,762
Other property, plant and equipment under financial lease	18,295,367	18,508,932

	03-31-2018	12-31-2017
Classes of Property, Plant and Equipment, Gross	ThCh$	ThCh$
Property, Plant and Equipment, Gross	6,765,356,412	6,726,796,186
Construction in progress	695,236,906	666,590,543
Land	67,479,830	67,485,380
Buildings	28,372,442	28,382,234
Generation Plant and equipment	4,636,256,188	4,636,175,749
Network infrastructure	1,161,744,573	1,151,951,280
Fixtures and fittings	147,506,441	147,450,968
Other property, plant and equipment under financial lease	28,760,032	28,760,032

Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	03-31-2018 ThCh$	12-31-2017 ThCh$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(3,176,197,537)	(3,141,109,049)
Buildings	(15,770,782)	(15,588,593)
Generation Plant and equipment	(2,580,480,255)	(2,555,272,685)
Network infrastructure	(476,599,728)	(468,830,465)
Fixtures and fittings	(92,882,107)	(91,166,206)
Other property, plant and equipment under financial lease	(10,464,665)	(10,251,100)

The detail and changes in property, plant and equipment for the three-month period ended March 31, 2018 and the year ended December 31, 2017, are as follows:

	Construction in progress	Land	Buildings	Generation Plant and Equipment	Network infrastructure	Fixtures and Fittings	Other Property, Plant and Equipment under Financial Lease	Property, Plant and Equipment, Net
Changes in 2018	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2018	666,590,543	67,485,380	12,793,641	2,080,903,064	683,120,815	56,284,762	18,508,932	3,585,687,137
Changes:
Increases other than from business combinations	40,639,763	—	—	—	—	36,278	—	40,676,041
Increases (decreases) from exchange differences, net	(32,737)	(5,550)	(9,571)	(68,997)	—	(20,787)	—	(137,642)
Depreciation (1) (2)	—	—	(182,189)	(25,207,570)	(7,769,263)	(1,715,901)	(213,565)	(35,088,488)
Increases (decreases) from transfers and other changes	(10,474,458)	—	—	149,436	10,285,040	39,982	—	—
Increases (decreases) for transfers	(10,474,458)	—	—	149,436	10,285,040	39,982	—	—
Disposals and removals from service	—	—	—	—	(144,113)	—	—	(144,113)
Disposals	—	—	—	—	(144,113)	—	—	(144,113)
Other increases (decreases)	(1,486,205)	—	(221)	—	(347,634)	—	—	(1,834,060)

Total changes	28,646,363	(5,550)	(191,981)	(25,127,131)	2,024,030	(1,660,428)	(213,565)	3,471,738

Closing balance March 31, 2018	695,236,906	67,479,830	12,601,660	2,055,775,933	685,144,845	54,624,334	18,295,367	3,589,158,875

	Construction in progress	Land	Buildings	Generation Plant and Equipment	Network infrastructure	Fixtures and Fittings	Other Property, Plant and Equipment under Financial Lease	Property, Plant and Equipment, Net
Changes in 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2017	688,387,124	66,868,119	13,020,474	2,033,720,809	613,443,219	41,325,699	19,363,190	3,476,128,634
Changes:
Increases other than from business combinations	281,007,995	—	—	—	—	2,811,255	—	283,819,250
Increases (decreases) from exchange differences, net	(101,444)	(25,624)	(44,699)	(336,622)	—	(83,651)	—	(592,040)
Depreciation	—	—	(717,851)	(107,292,353)	(32,061,242)	(4,947,361)	(854,258)	(145,873,065)
Increases (decreases) from transfers and other changes	(273,509,759)	776,933	439,284	155,711,630	99,419,024	17,162,888	—	—
Increases (decreases) for transfers	(273,509,759)	776,933	439,284	155,711,630	99,419,024	17,162,888	—	—
Disposals and removals from service	(30,255,180)	(31,447)	(154,623)	(1,704,924)	(1,023,777)	15,932	—	(33,154,019)
Disposals	(5,099,800)	(31,447)	—	(435,327)	(18,555)	38,212	—	(5,546,917)
Removals from service	(25,155,380)	—	(154,623)	(1,269,597)	(1,005,222)	(22,280)	—	(27,607,102)
Other increases (decreases)	1,061,807	(102,601)	251,056	804,524	3,343,591	—	—	5,358,377

Total changes	(21,796,581)	617,261	(226,833)	47,182,255	69,677,596	14,959,063	(854,258)	109,558,503

Closing balance December 31, 2017	666,590,543	67,485,380	12,793,641	2,080,903,064	683,120,815	56,284,762	18,508,932	3,585,687,137

(1)	See Note 28.
(2)	See Note 2.3.1.

Additional information on property, plant and equipment, net

a)	Main investments

Major additions to property, plant and equipment are investments in operating plants and new projects amounting to ThCh$40,676,041 for the three-month period ended March 31, 2018 (ThCh$283,819,250 for the year ended December 31, 2017). In the generation business the main investments include maintenance to plants of ThCh$26,719,082 for the three-month period ended March 31, 2018 (ThCh$203,460,335 for the year ended December 31, 2017). In the distribution business, major investments are network extensions and investments to optimize their operation, in order to improve the efficiency and quality of service, amounting to ThCh$13,912,066 for the three-month period ended March 31, 2018 (ThCh$79,028,802 for the year ended December 31, 2017).

b)	Capitalized expenses

b.1) Borrowing costs

Capitalized borrowing costs were ThCh$871,366 for the three-month period ended March 31, 2018 (ThCh$611,800 for the three-month period ended March 31, 2017) (see Note 31). The weighted average borrowing rate was in a range of 5.2% to 5.84% for the three-month period ended March 31, 2018 (5.84% to 5.9% for the three-month period ended March 31, 2017).

b.2) Employee expenses capitalized

Employee expenses capitalized that are directly attributable to constructions in progress were ThCh$2,571,900 for the three-month period ended March 31, 2018 (ThCh$3,276,744 for the three-month period ended March 31, 2017)).

c)	Finance leases

As of March 31, 2018 and December 31, 2017 property, plant and equipment includes ThCh$18,295,367 and ThCh$18,508,932, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	03-31-2018			12-31-2017
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	2,413,560	618,998	1,794,562	2,459,000	659,212	1,799,788
From one to five years	13,347,504	1,234,368	12,113,136	9,836,000	1,244,808	8,591,192
More than five years	—	—	—	4,377,544	159,610	4,217,934

Total	15,761,064	1,853,366	13,907,698	16,672,544	2,063,630	14,608,914

Leased assets primarily relate to a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Enel Generación Chile S.A. and Transelec S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

d)	Operating leases

The consolidated statements of income for the three-month periods ended March 31, 2018 and 2017 include ThCh$674,189 and ThCh$689,562, respectively, corresponding to operating lease contracts for material assets in operation.

As of March 31, 2018 and December 31, 2017, the total future lease payments under those contracts are as follows:

	03-31-2018	12-31-2017
	ThCh$	ThCh$
Less than one year	3,275,918	4,622,605
From one to five years	9,239,801	9,006,627
More than five years	1,357,095	1,345,183

Total	13,872,814	14,974,415

e)	Other information

(i)	As of March 31, 2018 and December 31, 2017, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$355,936,537 and ThCh$376,627,392, respectively.

(ii)	As of March 31, 2018 and December 31, 2017, the Group does not have property, plant and equipment pledged as security for liabilities.

(iii)	The Group and its consolidated entities have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million (ThCh$744,580,000) limit in the case of generating companies and a €50 million (ThCh$37,229,000) limit for distribution companies, including business interruption coverage. Additionally, the Group has Civil Liability insurance to meet claims from third parties with a €500 million (ThCh$372,290,000) limit. The insurance premiums associated with these policies are presented proportionally for each company in the caption “Prepaid expenses”.

(iv)	The condition of certain assets of our subsidiary Enel Generación Chile S.A. changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new other projects. As such, a new supply configuration for the upcoming years, in which it is expected that these facilities will not be used. Therefore, in 2009, Enel Generación Chile S.A. recognized an impairment loss of ThCh$43,999,600 for these assets, which is still has not reversed.

(v)	At the end of 2014, the Group recognized an impairment loss of ThCh$12,581,947 related to the Punta Alcalde project. This impairment loss was triggered because the current definition of the project is not fully aligned with the strategy that the Company is reformulating; particularly, with regard to technological leadership, and to community and environmental sustainability. The Company has decided to suspend the project as its profitability is still unclear (see note 3.e).

(vi)	As of December 31, 2015, Enel Generación Chile recognized an impairment loss of ThCh$2,522,445 related to the wind project Waiwen. This loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, its profitability is uncertain.

(vii)	In line with its sustainability strategy and in order to develop community relationships, Enel Generación Chile S.A. has decided to research new design alternatives for the Neltume project, in particular regarding the issue of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

To start a new phase of research of an alternative project, which includes the discharge of water on the Fuy River in late December 2015, the Company withdrew the Environmental Impact Study. This decision applies only to the portion of the Neltume project related to the power plant and not to portion related to the transmission project, which continues its course on handling in the Environmental Assessment Service.

As a result of the above, as of December 31, 2015, Enel Generación Chile S.A. recognized a loss of ThCh$2,706,830, associated with the write down of certain assets related to Environmental Impact Study, which has been withdrawn and to other studies directly linked to the old design of assets.

Consequently, in line with the new sustainability strategy and as a result of sustained dialog with the communities, Enel Generación Chile’s projects in the territory, namely Neltume and Choshuenco, have good prospects from a social community point of view. Nonetheless, given the current condition of the Chilean electricity market, expected profitability of the Neltume and Choshuenco projects is lower than the total capitalized investment in them. As a result, at the end of 2016, Enel Generación Chile recognized an impairment loss of ThCh$20,459,461 associated with the Neltume project and ThCh$3,748,124 associated with the Choshuenco project.

(viii)	On August 31, 2016, Enel Generación Chile decided to withdraw from the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was made because of, among other evaluation aspects, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local communities support. As a result, the Group wrote off a total amount of ThCh$32,834,160 of property, plant and equipment and ThCh$2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized.

16.	INVESTMENT PROPERTY.

The detail and changes in investment property during the three-month period ended March 31, 2018 and the year ended December 31, 2017 are as follows:

	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net
Investment Properties	ThCh$	ThCh$	ThCh$
Balance at January 1, 2017	8,938,662	(810,140)	8,128,522
Depreciation expense	—	(22,465)	(22,465)
Other increases (decreases)	250,715	—	250,715

Balance at December 31, 2017	9,189,377	(832,605)	8,356,772

Depreciation expense	—	(4,732)	(4,732)

Balance at March 31, 2018	9,189,377	(837,337)	8,352,040

There were no investment properties disposed of during the periods presented.

Fair value measurement and hierarchy

As of March 31, 2018, the fair value of the Group’s investment properties was ThCh$9,338,875 which was determined using independent appraisals.

The fair value measurement for these investment properties was categorized as Level 3 within the fair value hierarchy.

As of March 31, 2018, the market value of these properties has not changed significantly.

See Note 3h. For the three-month periods ended March 31, 2018 and 2017 the detail of income and expenses from investment properties is as follows:

	03-31-2018	03-31-2017
Income and expense from investment properties	ThCh$	ThCh$
Rental income from investment properties	48,740	47,829
Direct operating expense from investment properties generating rental income	(4,953)	(29,228)

Total	43,787	18,601

The Group has no repair, maintenance, acquisition, construction or development agreements that represent future obligations for the Group as of March 31, 2018.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. Management considers that the insurance policy coverage is sufficient against the risks involved.

17.	INCOME TAXES.

a)	Income taxes

The following table presents the components of the income tax expense / (benefit) for the three-month periods ended March 31, 2018 and 2017:

	03-31-2018	03-31-2017
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	ThCh$	ThCh$
Current income tax	(30,579,845)	(55,445,484)
Adjustments to current tax from the previous period	(4,818,296)	17,871
Other current tax benefit	4,322,817	3,039,152

Current tax expense, net	(31,075,324)	(52,388,461)

Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	(6,263,572)	1,824,301
Adjustments for deferred taxes from previous periods	4,823,985
Total deferred tax benefit / (expense)	(1,439,587)	1,824,301

Income tax expense	(32,514,911)	(50,564,160)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income for the three-month periods ended March 31, 2018 and 2017:

		03-31-2018		03-31-2017
Reconciliation of Tax Expense	Rate	ThCh$	Rate	ThCh$
ACCOUNTING INCOME BEFORE TAX		131,587,106		229,486,645
Total tax income (expense) using statutory rate	(27.00%)	(35,528,519)	(25.50%)	(58,519,094)
Tax effect of rates applied in other countries	0.03%	41,721	0.03%	69,637
Tax effect of non-taxable income	0.30%	395,770	4.03%	9,247,309
Tax effect of non-tax-deductible expenses	(1.87%)	(2,460,042)	2.09%	(4,801,075)
Tax effect of adjustments to taxes in previous periods	(3.66%)	(4,818,296)	0.01%	17,871
Tax effect of adjustments for deferred taxes from previous periods	3.67%	4,823,985		—
Price level restatement for tax purposes (investments and equity)	3.82%	5,030,470	1.49%	3,421,192

Total adjustments to tax expense using statutory rate	2.29%	3,013,608	3.47%	7,954,934

Income tax benefit (expense)	(24.71%)	(32,514,911)	(22.03%)	(50,564,160)

b)	Deferred taxes

The origination and changes in deferred tax assets and liabilities as of March 31, 2018 and December 31, 2017, are as follows:

	March 31, 2018		December 31, 2017
	Assets	Liabilities	Assets	Liabilities
Deferred Tax Assets (Liabilities)	ThCh$	ThCh$	ThCh$	ThCh$
Accumulated depreciation	170,287	(255,434,256)	162,315	(263,847,598)
Provisions	37,781,956	—	39,890,472	—
Post-employment benefit obligations	6,236,222	(350,795)	6,336,920	(364,925)
Tax loss carryforwards	3,162,527	—	9,536,102	—
Other	49,376,531	(10,561,982)	49,635,500	(10,734,675)

Deferred Tax Assets/Liabilities before compensation	96,727,523	(266,347,033)	105,561,309	(274,947,198)
Compensation of Assets (Liabilities) for deferred taxes	(94,728,951)	94,728,951	(102,723,517)	102,723,517

Deferred Tax Assets (Liabilities) after compensation	1,998,572	(171,618,082)	2,837,792	(172,223,681)

	Opening balance January 1, 2018 ThCh$			Changes 2018						Closing balance March 31, 2018 ThCh$
		Initial Application IFRS 9 ThCh$	Net Balance Restated as of January 1, 2018 ThCh$	Increase (decrease) in profit or loss ThCh$	Increase (decrease) in other comprehensive income ThCh$	Recognized directly in equity ThCh$	Foreign currency translation ThCh$	Transfers to (from) Noncurrent Assets and Groups in Dispossession held for sale ThCh$	Other increases (decreases) ThCh$
Deferred Tax Assets (Liabilities)
Accumulated depreciation	(263,685,283)	—	(263,685,283)	8,408,030	—	—	13,284	—	—	(255,263,969)
Provisions	39,890,472	1,192,789	41,083,261	(3,301,305)	—	—	—	—	—	37,781,956
Post-employment benefit obligations	5,971,995	—	5,971,995	(86,568)	—	—	—	—	—	5,885,427
Tax loss carryforwards	9,536,102	—	9,536,102	(6,373,575)	—	—	—	—	—	3,162,527
Other (1)	38,900,825	—	38,900,825	(86,169)	(107)	—	—	—	—	38,814,549

Deferred Tax Assets (Liabilities)	(169,385,889)	1,192,789	(168,193,100)	(1,439,587)	(107)	—	13,284	—	—	(169,619,510)

	Opening balance January 1, 2017 ThCh$	Changes 2017						Closing balance December 31, 2017 ThCh$
		Increase (decrease) in profit or loss ThCh$	Increase (decrease) in other comprehensive income ThCh$	Recognized directly in equity ThCh$	Foreign currency translation ThCh$	Transfers to (from) Noncurrent Assets and Groups in Dispossession held for sale ThCh$	Other increases (decreases) ThCh$
Deferred Tax Assets (Liabilities)
Accumulated depreciation	(240,908,311)	(22,836,691)	—	—	61,222	—	(1,503)	(263,685,283)
Provisions	36,443,610	2,940,867	—	—	—	—	505,995	39,890,472
Post-employment benefit obligations	6,215,828	976,808	(463,556)	—	—	—	(757,085)	5,971,995
Tax loss carryforwards	11,911,396	(2,375,294)	—	—	—	—	—	9,536,102
Other (1)	8,769,200	25,965,730	(497)	—	(28,356)	—	4,194,748	38,900,825

Deferred Tax Assets (Liabilities)	(177,568,277)	4,671,420	(464,053)	—	32,866	—	3,942,155	(169,385,889)

(1)	Deferred taxes recognized in increase (decrease) in profit and loss are mainly the related to recognition of tax on the investment in Hidroaysen, which has been classified as non-current assets held for sale.

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Group believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

a.	As of March 31, 2018 and December 31, 2017, the Group does not have unrecognized deferred tax assets related to tax loss carryforwards.

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of March 31, 2018, the aggregate of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$1,219,565,226 (ThCh$1,143,608,396 as of December 31, 2017). Additionally, the Group has not recognized deferred tax asset for deductible temporary differences which as of March 31, 2018, totaled ThCh$242,874,124 (ThCh$257,883,751 as of December 31, 2017), as it is not probable that sufficient future taxable profits exist to recover such temporary differences.

The Group entities are potentially subject to income tax audits by the Chilean tax regulator and are limited to three tax years after which tax audits over those years can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The tax years potentially subject to examination are 2014 through 2017.

The Company came into legal existence on March 1, 2016, therefore, it does not have prior periods subject to income tax audits.

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by Chilean tax authority for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, management estimates that the liabilities, if any, that may arise from such tax audits, would not significantly impact the Group’s future results.

The effects of deferred tax on the components of other comprehensive income for the three-month periods ended March 31, 2018 and 2017, are as follows:

	For the three month ended March 31,
	2018			2017
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$
Available-for-sale financial assets	397	(107)	290	2,813	(759)	2,054
Cash flow hedge	19,312,965	(4,399,647)	14,913,318	391,255	(3,369,158)	(2,977,903)
Foreign currency translation	(882,073)	—	(882,073)	307,277	—	307,277

Income tax related to components of other comprehensive income	18,431,289	(4,399,754)	14,031,535	701,345	(3,369,917)	(2,668,572)

b.    In Chile, Law No. 20,780 was published in the Official Gazette on September 29, 2014. It changes the income tax system and other taxes, by replacing the current tax system in 2017 with two alternative tax systems: the attributed income system and partially integrated system.

This law gradually increases the rate of income tax on corporate income. Thus, it increased to 21% in 2014, to 22.5% in 2015 and to 24% in 2016. From 2017 taxpayers choosing the attributed income system are subject to a rate of 25%, while companies choosing the partially integrated system are subject to a rate of 25.5% in 2017 and 27% in 2018.

The law also states that corporations will automatically be subject to the partially integrated system unless a future Extraordinary Shareholders’ Meeting agrees to select the attributed income system.

Law No. 20,899 was published on February 8, 2016, simplifying the income tax system. This law among its main modifications imposed a partially integrated system as mandatory for corporations, cancelling the previously available attributed income system option.

The movements in deferred taxes for the components of other comprehensive income for the three-month periods ended March 31, 2018 and 2017, are as follows:

Reconciliation of changes in deferred taxes of components of other comprehensive income	03-31-2018 ThCh$	03-31-2017 ThCh$
Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	(107)	(759)
Income tax of changes in cash flow hedge transactions	(4,399,647)	(3,369,158)

Total income tax relating to components of other comprehensive income	(4,399,754)	(3,369,917)

18.	OTHER FINANCIAL LIABILITIES.

The balances of other financial liabilities as of March 31, 2018 and December 31, 2017 are as follows:

	03-31-2018		12-31-2017
	Current	Non-current	Current	Non-current
Other financial liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Interest –bearing borrowings	20,336,691	1,684,994,101	17,255,692	760,932,929
Hedging derivatives (*)	1,988,737	16,468,738	304,278	21,045,216
Non-hedging derivatives (**)	14,128	—	1,255,478	—

Total	22,339,556	1,701,462,839	18,815,448	781,978,145

(*)	See Note 20.2.a
(**)	See Note 20.2.b

18.1 Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of March 31, 2018 and December 31, 2017 is as follows:

	03-31-2018		12-31-2017
	Current	Non-current	Current	Non-current
Classes of Interest-bearing borrowings	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	239,126	930,461,419	122	—
Unsecured obligations	18,303,003	742,419,546	15,455,782	748,123,803
Financial leases	1,794,562	12,113,136	1,799,788	12,809,126

Total	20,336,691	1,684,994,101	17,255,692	760,932,929

Bank loans by currency and contractual maturity as of March 31, 2018 and December 31, 2017 are as follows:

Summary of bank loans by currency and maturity

					Current			Non-current
					Maturity			Maturity
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	One to three months ThCh$	Three to twelve months ThCh$	Total Current 03/31/2018 ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	Over five years ThCh$	Total Non- Current 03/31/2018 ThCh$
Chile	US$	3.00%	2.33%	Unsecured	—	—	—	417,180,364	—	—	—	—	417,180,364
Chile	Ch$	4.38%	4.21%	Unsecured	239,126	—	239,126	513,281,055	—	—	—	—	513,281,055

				Total	239,126	—	239,126	930,461,419	—	—	—	—	930,461,419

					Current			Non-current
					Maturity			Maturity
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	One to three months ThCh$	Three to twelve months ThCh$	Total Current 12/31/2017 ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	Over five years ThCh$	Total Non- Current 12/31/2017 ThCh$
Chile	Ch$	6.00%	6.00%	Unsecured	122	—	122	—	—	—	—	—	—

				Total	122	—	122	—	—	—	—	—	—

Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of March 31, 2018 totaled ThCh$939,988,349. The fair value measurement of borrowings has been categorized as Level 2 (see Note 3.h).

Identification of bank borrowings by company

Appendix No.4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

										March 31, 2018
										Current			Non-current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	18	—	18	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	102	—	102	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	—	—	—	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A., New York Branch	Foreign	US$	2.90%	2.33%	At maturity	—	—	—	104,295,091	—	—	—	—	104,295,091
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Citibank N.A. through its International Banking Facilities	Foreign	US$	2.90%	2.33%	At maturity	—	—	—	104,295,091	—	—	—	—	104,295,091
76.536.353-5	Enel Chile S.A.	Chile	Foreign	JPMorgan Chase Bank, N.A.	Foreign	US$	2.90%	2.33%	At maturity	—	—	—	104,295,091	—	—	—	—	104,295,091
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Morgan Stanley Bank, N.A.	Foreign	US$	2.90%	2.33%	At maturity	—	—	—	104,295,091	—	—	—	—	104,295,091
76.536.353-5	Enel Chile S.A.	Chile	97.036.000-k	Banco Santander-Chile	Chile	Ch$	3.30%	3.02%	At maturity	239,006	—	239,006	158,650,909	—	—	—	—	158,650,909
76.536.353-5	Enel Chile S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Ch$	3.30%	3.02%	At maturity	—	—	—	177,315,073	—	—	—	—	177,315,073
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Ch$	3.30%	3.02%	At maturity	—	—	—	177,315,073	—	—	—	—	177,315,073

									Total	239,126	—	239,126	930,461,419	—	—	—	—	930,461,419

										December 31, 2017
										Current			Non-current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	13	—	13	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	97	—	97	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	12	—	12	—	—	—	—	—	—

									Total	122	—	122	—	—	—	—	—	—

18.2 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of March 31, 2018 and December 31, 2017, is as follows:

Summary of unsecured liabilities by currency and maturity

					Current			Non-Current
					Maturity			Maturity
Country	Currency	Effective Interest Rate	Nominal Annual Rate	Secured/ Unsecured	One to three months ThCh$	Three to Twelve months ThCh$	Total Current 03/31/2018 ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current 03/31/2018 ThCh$
Chile	US$	6.99%	6.90%	Unsecured	4,729,907	2,482,101	7,212,008	—	—	—	—	422,099,945	422,099,945
Chile	U.F.	6.00%	5.48%	Unsecured	8,286,439	2,804,556	11,090,995	5,609,113	5,609,113	5,609,113	5,609,113	297,883,149	320,319,601

				Total	13,016,346	5,286,657	18,303,003	5,609,113	5,609,113	5,609,113	5,609,113	719,983,094	742,419,546

					Current			Non-Current
					Maturity			Maturity
Country	Currency	Effective Interest Rate	Nominal Annual Rate	Secured/ Unsecured	One to three months ThCh$	Three to Twelve months ThCh$	Total Current 12/31/2017 ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current 12/31/2017 ThCh$
Chile	US$	6.99%	6.90%	Unsecured	6,322,081	2,206,269	8,528,350	—	—	—	—	430,228,859	430,228,859
Chile	U.F.	6.00%	5.48%	Unsecured	—	6,927,432	6,927,432	5,574,013	5,574,013	5,574,013	5,574,013	295,598,892	317,894,944

				Total	6,322,081	9,133,701	15,455,782	5,574,013	5,574,013	5,574,013	5,574,013	725,827,751	748,123,803

Identification of unsecured liabilities by company

										March 31, 2018
										Current			Non-Current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon -Primera Emisión S-1	USA	US$	7.96%	7.88%	No	—	1,630,473	1,630,473	—	—	—	—	123,439,686	123,439,686
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	—	521,393	521,393	—	—	—	—	41,656,437	41,656,437
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	—	330,235	330,235	—	—	—	—	19,000,593	19,000,593
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Única 24296	USA	US$	4.32%	4.25%	No	4,729,907	—	4,729,907	—	—	—	—	238,003,229	238,003,229
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	No	4,576,334	2,804,556	7,380,890	5,609,113	5,609,113	5,609,113	5,609,113	30,107,012	52,543,464
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	3,710,105	—	3,710,105	—	—	—	—	267,776,137	267,776,137

							Total Unsecured Bonds			13,016,346	5,286,657	18,303,003	5,609,113	5,609,113	5,609,113	5,609,113	719,983,094	742,419,546

										December 31, 2017
										Current			Non-Current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon -Primera Emisión S-1	USA	US$	7.96%	7.88%	No	4,152,926	—	4,152,926	—	—	—	—	125,566,611	125,566,611
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	1,328,023	—	1,328,023	—	—	—	—	42,902,198	42,902,198
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	841,132	—	841,132	—	—	—	—	19,398,499	19,398,499
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Única 24296	USA	US$	4.32%	4.25%	No	—	2,206,269	2,206,269	—	—	—	—	242,361,551	242,361,551
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	No	—	6,374,051	6,374,051	5,574,013	5,574,013	5,574,013	5,574,013	30,872,536	53,168,588
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	—	553,381	553,381	—	—	—	—	264,726,356	264,726,356

							Total Unsecured Bonds			6,322,081	9,133,701	15,455,782	5,574,013	5,574,013	5,574,013	5,574,013	725,827,751	748,123,803

18.3 Secured liabilities

As of March 31, 2018 and December 31, 2017, there were no secured liabilities.

Fair value measurement and hierarchy

The fair value of current and non-current unsecured liabilities as of March 31, 2018 totaled ThCh$921,005,518. The fair value measurement of these liabilities has been categorized as Level 2 (see Note 3.h). It is important to note that these financial assets are measured at amortized cost (see Note 3.g.4).

18.4 Detail of finance lease obligations

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

								March 31, 2018
								Current			Non-Current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A.	Chile	US$	6.50%	459,290	1,335,272	1,794,562	2,025,454	2,003,642	2,133,879	5,950,161	—	12,113,136

							Total Leasing	459,290	1,335,272	1,794,562	2,025,454	2,003,642	2,133,879	5,950,161	—	12,113,136

								December 31, 2017
								Current			Non-Current ThCh$
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A.	Chile	US$	6.50%	439,377	1,360,411	1,799,788	2,459,000	1,916,774	2,041,364	2,174,053	4,217,935	12,809,126

							Total Leasing	439,377	1,360,411	1,799,788	2,459,000	1,916,774	2,041,364	2,174,053	4,217,935	12,809,126

In appendix No. 4 letter c), a breakdown of the estimate of future cash flows (undiscounted) that the Group will disburse with respect to the Obligations for Financial Lease above mentioned.

18.5 Hedged debt

The U.S. dollar-denominated debt of the Group as of March 31, 2018, that is designated as cash flow hedge to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, as referenced in Note 3.g.5, was ThCh$432,677,091 (ThCh$440,823,086 as of December 31, 2017).

The following table details changes in “Reserve for cash flow hedges” as of March 31, 2018 and December 31, 2017, due to exchange differences of this debt:

	03-31-2018	12-31-2017
	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at the beginning of the period, net	(27,168,007)	(52,747,645)
Foreign currency exchange differences recognized in equity, net	3,640,046	17,321,594
Foreign currency exchange differences recognized in profit and loss, net	3,982,335	8,258,044

Balance in hedging reserves (hedging income) at the end of the period, net	(19,545,626)	(27,168,007)

18.6 Other information

As of March 31, 2018, the Group has undrawn lines of credit available for use amounting to ThCh$120,678,000 (ThCh$199,271,103 as of December 31, 2017).

19.	RISK MANAGEMENT POLICY.

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

•	Compliance with good corporate governance standards.

•	Strict compliance with all the Group’s internal policies.

•	Each business and corporate area determines:

I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management;

II.	Criteria regarding counterparts;

III.	Authorized operators.

•	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•	Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Enel Chile’s policies, standards, and procedures.

19.1 Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

The comparative structure of the financial debt of the Enel Chile Group according to the fixed and / or protected interest rate on the gross debt, after derivatives contracted, is as follows:

Gross position:

	03-31-2018	12-31-2017
	%	%
Fixed interest rate	41%	92%

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk.

19.2 Exchange rate risk

Exchange rate risks involve basically the following transactions:

•	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

•	Payments to be made for the acquisition of project-related materials and for corporate insurance policies in a currency other than that in which its cash flows are indexed.

•	Revenues in the Group companies directly linked to changes in currencies other than that of its cash flows.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

19.3 Commodities risk

The Group has a risk exposure to price fluctuations in certain commodities, basically due to:

•	Purchases of fuel used to generate electricity.

•	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Group has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Group is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results.

As of March 31, 2018, the Group had swap hedges for: 341 kTon of API2 to be settled from April to December 2018, 326 kBbl of Brent to be settled from April to December 2018 and 26 kBbl of Brent to liquidate in 2019, 500 kTon of BCI7 to be settled from April to December 2018 and 4.7 TBtu of HH to be settled from April to December 2018.

As of December 31, 2017, the Group had swap hedges for 2.3 million MMBTU that were settled in January 2018.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities.

19.4 Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives. See Notes 18 and 20, and Appendix No. 4.

As of March 31, 2018, the Group has liquidity of ThCh$412,168,999 in cash and cash equivalents and ThCh$120,678,000 in unconditionally available lines of long-term credit. As of December 31, 2017, the Group had cash and cash equivalents totaling ThCh$419,456,026, and unconditionally available lines of long-term credit totaling ThCh$199,271,103.

19.5 Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to both the electricity generation and distribution lines of business.

In the electricity generation and distribution lines of business, regulations allow the suspension of energy service to customers with outstanding payments, and the contracts have termination clauses for payment default. The Group monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very limited.

In the case of our electricity distribution company, the suspension of energy service to customers, it is a power of the company in case of breaches by our clients, which is applied according to the current regulation, which facilitates the process of evaluation and control of credit risk, which by the way is limited.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade where possible) with thresholds established for each entity.

In selecting banks to make investments, the Group considers those banks with investment grade ratings granted by main international rating agencies (Moody’s, S&P and Fitch).

Investments may be backed with treasury bonds from the countries in which the Group operates and/or with commercial papers issued by the highest-rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

19.6 Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Group, thereby reducing volatility in the income statement.

The portfolio of positions included for the purposes of the calculations of this value at risk include:

•	Financial debt.

•	Hedging derivatives for debt.

The VaR determined represents the potential variation in value of the portfolio of positions described above in one quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

•	U.S. dollar Libor interest rate.

•	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables based on the scenarios with observable inputs for a same period (quarter) during five years. The one-quarter 95%-confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one quarter. Taking into account the assumptions described above, the one-quarter VaR was ThCh$222,688,862. This amount represents the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’s end.

20.	FINANCIAL INSTRUMENTS.

20.1 Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of March 31, 2018 and December 31, 2017, is as follows:

	March 31, 2018
	Financial assets at fair value through profit or loss ThCh$	Financial assets measured at amortized cost ThCh$	Financial assets at fair value with changes in other comprehensive income ThCh$	Financial derivatives for hedging ThCh$
Trade and other receivables	—	367,280,815
Derivative instruments	141,833	—	—	20,977,189
Other financial assets	2,699,135	974,781,956	4,440,244	—

Total Current	2,840,968	1,342,062,771	4,440,244	20,977,189

Equity instruments	—	—	2,628,898	—
Trade and other non-current receivables	—	38,013,787	—	—
Derivative instruments	—	—	—	31,069,344
Other financial assets	—	—	—	—

Total Non-current	—	38,013,787	2,628,898	31,069,344

Total	2,840,968	1,380,076,558	7,069,142	52,046,533

	December 31, 2017
	Financial assets at fair value through profit or loss ThCh$	Financial assets measured at amortized cost ThCh$	Financial assets at fair value with changes in other comprehensive income ThCh$	Financial derivatives for hedging ThCh$
Trade and other receivables	—	463,197,062	—	—
Derivative instruments	402,716	—	—	20,038,433
Other financial assets	9,940,955	185,913	5,742,633	—

Total Current	10,343,671	463,382,975	5,742,633	20,038,433

Equity instruments	—	—	2,628,501	—
Derivative instruments	—	—	—	30,789,703
Other financial assets	—	36,182,399	—	—

Total Non-current	—	36,182,399	2,628,501	30,789,703

Total	10,343,671	499,565,374	8,371,134	50,828,136

The book value of trade accounts receivable and payable approximates their fair value.

b)	The detail of financial liabilities, classified by type and category, as of March 31, 2018 and December 31, 2017, is as follows:

	March 31, 2018
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial liabilities at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	20,336,691	—	—
Trade and other payables	—	505,411,923	—	—
Derivative instruments	14,128	—	—	1,988,737
Other financial liabilities	305,952	—	223,665	—

Total Current	320,080	525,748,614	223,665	1,988,737

Interest-bearing loans	—	1,684,994,101	—	—
Trade and other payables	—	516,294	—	—
Derivative instruments	—	—	—	16,468,738

Total Non-current	—	1,685,510,395	—	16,468,738

Total	320,080	2,211,259,009	223,665	18,457,475

	December 31, 2017
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial liabilities at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	17,255,692	—	—
Trade and other payables	—	669,753,051	—	—
Derivative instruments	1,255,478	—	—	304,278
Other financial liabilities	889,026	—	—	—

Total Current	2,144,504	687,008,743	—	304,278

Interest-bearing loans	—	760,932,929	—	—
Trade and other payables	—	978,342	—	—
Derivative instruments	—	—	—	21,045,216

Total Non-current	—	761,911,271	—	21,045,216

Total	2,144,504	1,448,920,014	—	21,349,494

20.2 Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Group classifies its derivatives as follows:

•	Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•	Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•	Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of March 31, 2018 and December 31, 2017, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	March 31, 2018
	Assets		Liabilities
	Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	20,977,189	31,069,344	1,988,737	16,468,738
Cash flow hedge	20,977,189	31,069,344	1,988,737	16,468,738

Total	20,977,189	31,069,344	1,988,737	16,468,738

	December 31, 2017
	Assets		Liabilities
	Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	20,038,433	30,789,703	304,278	21,045,216
Cash flow hedge	20,038,433	30,789,703	304,278	21,045,216

Total	20,038,433	30,789,703	304,278	21,045,216

General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of hedging instrument	Description of hedging instrument	Description of hedged item	Fair value of hedged item 03-31-2018 ThCh$	Fair value of hedged item 12-31-2017 ThCh$	Type of risk hedged
SWAP	Exchange rate	Unsecured obligations (bonds) (*)	13,915,269	7,696,061	Cash Flow
FORWARD	Exchange rate	Revenues	19,673,789	21,782,581	Cash Flow

(*)	See note 18.2.

For the three-month period ended March 31, 2018, the Group did not recognize gains or losses for ineffective cash flow hedges.

The Group has not entered into any fair value hedges for any of the periods reported.

b)	Financial derivative instrument assets and liabilities at fair value through profit or loss

As of March 31, 2018 and December 31, 2017, financial derivative transactions recorded at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	March 31, 2018				December 31, 2017
	Current Assets	Current Liabilities (*)	Non-Current Assets	Non-Current Liabilities (*)	Current Assets	Current Liabilities (*)	Non-Current Assets	Non-Current Liabilities (*)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instrument	141,833	14,128	—	—	402,716	1,255,478	—	—

(*)	See note 18.

These derivative instruments correspond to forward contracts entered into by the Group, whose purpose is to hedge the exchange rate risk related to future obligations arising from civil works contracts linked to the construction of the Los Cóndores Plant. Although these hedges have an economic substance, they do not qualify for hedge accounting because they do not strictly comply with the hedge accounting requirements established in IAS 39 Financial Instruments: Recognition and Measurement.

c)	Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of March 31, 2018 and December 31, 2017:

	March 31, 2018
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	—	—	—	—	—	—	—
Cash flow hedge	—	—	—	—	—	—	—
Exchange rate hedge:	33,589,058	224,259,952	495,321,698	—	—	—	719,581,650
Cash flow hedge	33,589,058	224,259,952	495,321,698	—	—	—	719,581,650
Derivatives not designated for hedge accounting	127,705	1,880,045	—	—	—	—	1,880,045

Total	33,716,763	226,139,997	495,321,698	—	—	—	721,461,695

	December 31, 2017
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	—	—	—	—	—	—	—
Cash flow hedge	—	—	—	—	—	—	—
Exchange rate hedge:	29,478,642	306,350,419	525,812,635	—	—	—	832,163,054
Cash flow hedge	29,478,642	306,350,419	525,812,635	—	—	—	832,163,054
Derivatives not designated for hedge accounting	(852,762)	19,682,638	—	—	—	—	19,682,638

Total	28,625,880	326,033,057	525,812,635	—	—	—	851,845,692

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3 Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified, based on the hierarchy described in Note 3.h.

The following table presents financial assets and liabilities measured at fair value as of March 31, 2018 and December 31, 2017:

		Fair Value Measured at End of Reporting Period Using:
	03-31-2018	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	52,046,533	—	52,046,533	—
Financial derivatives not designated for hedge accounting	141,833	—	141,833	—
Commodity derivatives designated as non-cash flow hedge at fair value with changes in results	2,699,135	—	2,699,135	—
Commodity derivatives designated as cash flow hedge at fair value with changes in other comprehensive income	4,440,244	—	4,440,244
Equity instruments at fair value with changes in other comprehensive income	33,555	33,555	—	—

Total	59,361,300	33,555	59,327,745	—

Financial Liabilities:
Financial derivatives designated as cash flow hedges	18,457,475	—	18,457,475	—
Financial derivatives not designated for hedge accounting	14,128	—	14,128	—
Comodity derivatives designated as non-cash flow hedge at fair value with changes in results	305,952	—	305,952	—
Commodity derivatives designated as cash flow hedge at fair value with changes in other comprehensive income	223,665	—	223,665	—

Total	19,001,220	—	19,001,220	—

		Fair Value Measured at End of Reporting Period Using:
	12-31-2017	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	50,828,136	—	50,828,136	—
Financial derivatives not designated for hedge accounting	402,716	—	402,716	—
Commodity derivatives designated as non-cash flow hedge at fair value with changes in results	9,940,955	—	9,940,955	—
Commodity derivatives designated as cash flow hedge at fair value with changes in other comprehensive income	5,742,633	—	5,742,633
Financial assets at fair value with change in result	—	—	—
Equity instruments at fair value with changes in other comprehensive income	33,158	33,158	—	—

Total	66,947,598	33,158	66,914,440	—

Financial Liabilities:
Financial derivatives designated as fair value hedge	21,349,494	—	21,349,494	—
Comodity derivatives designated as non-cash flow hedge at fair value with changes in results	1,255,478	—	1,255,478	—
Commodity derivatives designated as cash flow hedge at fair value with changes in other comprehensive income	889,026	—	889,026	—

Total	23,493,998	—	23,493,998	—

20.3.1 Financial instruments whose fair value measurement is classified as Level 3.

The Group does not have any financial instruments whose fair value measurement is classified as Level 3.

21.	TRADE AND OTHER CURRENT PAYABLES.

The detail of Trade and Other Current Payables as of March 31, 2018 and December 31, 2017, is as follows:

	Current		Non-current
Trade and Other Payables	03-31-2018 ThCh$	12-31-2017 ThCh$	03-31-2018 ThCh$	12-31-2017 ThCh$
Energy suppliers (*)	125,088,898	172,042,187	—	—
Fuel and gas suppliers	11,558,094	13,300,051	—	—
Subtotal Trade Payables	136,646,992	185,342,238	—	—
Other Payables
Dividends payable to third parties	62,654,357	95,150,149	—	—
Payables for goods and services	107,629,848	170,859,517	4,485	4,485
Payable for assets acquisition	74,180,181	71,248,286	—	—
Warranty deposits	371,905	402,107	—	—
Taxes payables other than income tax	21,893,571	17,648,643	—	—
VAT debit	26,982,184	25,766,224	—	—
Accounts payable to staff	18,884,820	27,466,888	—	—
Other payables	1,435,203	614,554	511,809	655,339

Subtotal Other current payables	314,032,069	409,156,368	516,294	659,824

Total	450,679,061	594,498,606	516,294	659,824

(*)	As of March 31, 2018, Enel Distribución Chile S.A. has accrued ThCh$ 9,401,257 (ThCh$4,501,709 as of December 31, 2017) for payable expenses to generation companies due to delays in the publication of the decrees on Short-Term Node Prices and settlement of Average Node Prices.

See Note 19.4 for the description of the liquidity risk management policy.

The detail of trade payables, both non-past due and past due as of March 31, 2018 and December 31, 2017, are presented in Appendix 7.

22.	PROVISIONS.

a)	The breakdown of provisions as of March 31, 2018 and December 31, 2017, is as follows:

	Current		Non-current
	03-31-2018	12-31-2017	03-31-2018	12-31-2017
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings (1)	3,960,099	3,497,786	13,425,705	13,936,190
Decommissioning or restoration (2)	—	—	65,234,484	64,486,647
Other provisions	2,150,552	2,138,385	—	—

Total	6,110,651	5,636,171	78,660,189	78,422,837

(1)	Provision for legal proceedings mainly consist of the contingencies related to lawsuits on administrative sanctions from our regulators.
(2)	Provision for decommissioning or restoration arises from the Bocamina II project and San Isidro Power Plant.

b)	Changes in provisions as of March 31, 2018 and December 31, 2017, are as follows:

	Legal Proceedings	Decommissioning or Restoration	Environment and Other Provisions	Total
Changes in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance at January 1, 2018	17,433,976	64,486,647	2,138,385	84,059,008
Increase (decrease) in existing provisions	853,925	—	12,167	866,092
Provisions used	(6,730)	—	—	(6,730)
Reversal of unused provision	(892,327)	—	—	(892,327)
Increase from adjustment to time value of money (3)	—	747,837	—	747,837
Foreign currency translation	(3,040)	—	—	(3,040)

Total changes in provisions	(48,172)	747,837	12,167	711,832

Balance at March 31, 2018	17,385,804	65,234,484	2,150,552	84,770,840

	Legal Proceedings	Decommissioning or Restoration	Other Provisions	Total
Changes in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance at January 1, 2017	10,002,785	57,798,702	1,798,953	69,600,440
Increase (decrease) in existing provisions (2)	12,159,920	4,340,858	339,432	16,840,210
Provisions used	(2,995,017)	—	—	(2,995,017)
Reversal of unused provision	(1,728,788)	—	—	(1,728,788)
Increase from adjustment to time value of money	—	2,347,087	—	2,347,087
Foreign currency translation	(4,924)	—	—	(4,924)

Total changes in provisions	7,431,191	6,687,945	339,432	14,458,568

Balance at December 31, 2017	17,433,976	64,486,647	2,138,385	84,059,008

(2)	This figure basically contains provisions for fines issued by the Superintendency of Electricity and Fuel. See Note 35.3.
(3)	See Note 31.

23.	EMPLOYEE BENEFIT OBLIGATIONS.

23.1 General information:

The Group provides various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

Defined benefit plans:

•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

•	Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a minimum vesting service requirement period, which depending on the Group, varies within a range from 5 to 15 years.

•	Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.

•	Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security system.

23.2 Details, changes and presentation in financial statements:

a)	The post-employment obligations associated with the defined benefits plan as of March 31, 2018 and December 31, 2017, are as follows:

General ledger accounts:

	03-31-2018	12-31-2017
	ThCh$	ThCh$
Post-employment obligations	57,231,881	57,081,924

Total post-employment obligations, net	57,231,881	57,081,924

b)	The following amounts were recognized in the consolidated statement of comprehensive income for the three-month periods ended March 31, 2018 and 2017:

	For the threemonths ended March 31,
	2018	2017
Expense Recognized in the Statement of Comprehensive Income	ThCh$	ThCh$
Current service cost for defined benefits plan	467,839	522,801
Interest cost for defined benefits plan (1)	678,786	669,575

Expenses recognized in the Statement of Income	1,146,625	1,192,376

Gains (losses) from remeasurement of defined benefit plans	—	—

Total expense recognized in the Statement of Comprehensive Income	1,146,625	1,192,376

See Note 31.

c)	The balance and changes in post-employment defined benefit obligations as of and for the three-month period ended March 31, 2018 and for the year ended December 31, 2017, are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Balance at January 1, 2017	59,934,127

Current service cost	2,091,205
Net Interest cost	2,678,300
Actuarial (gains) losses from changes in financial assumptions	(1,414,201)
Actuarial (gains) losses from changes in experience adjustments	(302,674)
Benefits paid	(5,917,552)
Transfers of employees	12,719

Balance at December 31, 2017	57,081,924

Current service cost	467,839
Net Interest cost	678,786
Benefits paid	(1,010,363)
Transfers of employees	13,695

Balance at March 31, 2018	57,231,881

23.3 Other disclosures:

•	Actuarial assumptions:

As of December 31, 2017, the following assumptions were used in the actuarial calculation of defined benefits:

12-31-2017
Discount rates used	5.00%
Expected rate of salary increases	4.00%
Turnover rate	4.57%
Mortality tables	CB-H-2014 / RV-M-2014

•	Sensitivity

The sensitivity value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$4,269,704 as of March 31, 2018 (ThCh$4,269,704 as of December 31, 2017), if the rate rises, and an increase of ThCh$4,773,942 as of March 31, 2018 (ThCh$4,773,942 as of December 31, 2017), if the rate falls.

•	Future disbursements

The estimates available indicate that ThCh$4,547,669 will be disbursed for defined benefit plans in the next year.

•	Term of commitments

The Group’s obligations have a weighted average length of 8.36 years, and the flow for benefits for the next ten years and more is expected to be as follows:

Years	ThCh$
1	4,547,669
2	4,970,959
3	4,203,682
4	5,105,974
5	4,917,461
Between 6 and 10	22,844,851

24.	EQUITY.

24.1 Equity attributable to the shareholders of Enel Chile

The issued capital of the Company as of March 31, 2018 and December 31, 2017 is Ch$2,229,108,974,538 divided into 49,092,772,762 shares. The Company’s shares are traded on the Santiago Stock Exchange, the Electronic Stock Exchange, the Valparaíso Stock Exchange, and the New York Stock Exchange.

For more information on the general background of Enel Chile, see Note 1.

During the three-month periods ended March 31, 2018 and 2017, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

24.2 Dividends

Dividend No.	Type of Dividend	Payment Date	Pesos per Share	Charged to
1	Final	05-24-2016	2.09338	2015
2	Interim	01-27-2017	0.75884	2016
3	Final	05-26-2017	2.47546	2016
4	Interim	01-26-2018	0.75642	2017

24.3 Foreign currency translation reserves

The following table sets forth foreign currency translation adjustments attributable to the shareholders of the Company for the three-month periods ended March 31, 2018 and 2017:

	For the three-months ended March 31,
	2018	2017
Reserves for Accumulated Currency Translation Differences	ThCh$	ThCh$
GasAtacama Chile S.A.	5,904,921	8,683,140
GNL Chile S.A.	533,577	727,911

TOTAL	6,438,498	9,411,051

(*)	See Note 5.

24.4 Restrictions on consolidated subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Company. The Group’s restricted net assets as of March 31, 2018 from its subsidiary Enel Generación Chile S.A. totaled ThCh$456,844,078.

24.5 Other reserves

Other reserves within Equity attributable to Enel Chile as of March 31, 2018 and March 31, 2017 are as follows:

	Balance at January 1, 2018	2018 Changes	Balance at March 31, 2018
Other reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation	6,976,383	(537,885)	6,438,498
Cash flow hedges	(32,849,736)	9,795,289	(23,054,447)
Available-for-sale financial assets	11,284	350	11,634
Other miscellaneous reserves (c)	(971,468,479)	—	(971,468,479)

TOTAL	(997,330,548)	9,257,754	(988,072,794)

	Balance at January 1, 2017	2017 Changes	Balance at March 31, 2017
Other reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation	9,222,933	188,118	9,411,051
Cash flow hedges	(76,218,470)	(1,785,821)	(78,004,291)
Available-for-sale financial assets	9,955	2,034	11,989
Other miscellaneous reserves (c)	(969,740,120)	(174)	(969,740,294)
Amounts recognized in other comprehensive income and accumulated in equity relating to non-current assets or groups of assets for disposal held for sale	1,632,724	(1,632,724)	—

TOTAL	(1,035,092,978)	(3,228,567)	(1,038,321,545)

a)	Exchange differences on translation: These reserves arise primarily from exchange differences relating to: (i) Translation of the financial statements of our subsidiaries from their functional currencies to our presentation currency (i.e., the Chilean peso) (see Note 2.7.3).
b)	Cash flow hedging reserves: These reserves represent the cumulative effective portion of gains and losses recognized in cash flow hedges (see Notes 3.g.5 and 3.h).

c)	Other miscellaneous reserves

The main items and their effects are the following:

	For the three-months ended March 31,
	2018	2017
Other Miscellaneous Reserves	ThCh$	ThCh$
Reserve for corporate reorganization (“Spin-Off”) (i)	(534,057,733)	(532,330,290)
Reserve for transition to IFRS (ii)	(457,221,836)	(457,221,836)
Reserve for subsidiaries transactions (iii)	12,502,494	12,502,494
Other Miscellaneous Reserves (iv)	7,308,596	7,309,338

TOTAL	(971,468,479)	(969,740,294)

(i)	Reserve for corporate reorganization (“Spin-Off”): Corresponds to the effects from the corporate reorganization of the Company, as described in Note 1, and the separation of the foreign business in Enel Américas. This reserve includes the effect of the taxes that Enel Generación Chile (formerly named Endesa Chile) and Enel Distribución Chile (formerly named Chilectra Chile) paid in Peru for transferring their investments to Endesa Américas and Chilectra Américas. The tax payments made by Enel Generación Chile, in March 2016, and Enel Distribución Chile, in April 2016, were 577 million Soles (ThCh$100,978,571) and 74 million Soles (ThCh$15,193,186), respectively. The calculation basis for determining the tax corresponds to the difference between the market value of the investments, to the date of the transfer, and the cost of tax acquisition of the participations. The net economic effect on the opening equity was ThCh$90,274,727.

It should be noted that, being directly linked to the split transaction, the accounting record of this tax has been made directly in equity, specifically in Other reserves, following the nature of the main transaction (transaction with shareholders), (see Notes 1 and 2).

(ii)	Reserve for transition to IFRS: In accordance with Official Bulletin No. 456 from the CMF, included in this line item is the monetary correction corresponding to the accumulated paid-up capital from the date of our transition to IFRS, January 1, 2004 to December 31, 2008.
(iii)	Reserve for subsidiaries transactions: Corresponds to the effect of acquisition of equity interests in subsidiaries that were accounted for as transactions between entities under common control.
(iv)	Other miscellaneous reserves from transactions made in prior years.

24.6 Non-controlling Interests

The detail of non-controlling interests is as follows:

		Non-controlling Interests
		Equity		Profit (Loss)
	03-31-2018	03-31-2018	12-31-2017	03-31-2018	03-31-2017
Companies	%	ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	0.91%	6,462,060	6,223,363	256,390	219,536
Enel Generación Chile S.A.	40.02%	817,063,909	784,999,394	27,354,222	60,893,336
Empresa Eléctrica Pehuenche S.A.	7.35%	11,288,421	9,963,472	1,325,522	1,190,607
Sociedad Agrícola de Cameros Ltda.	42.50%	2,597,863	2,596,764	1,099	(7,675)
Other		(202,661)	(205,346)	5,670	3,736

TOTAL		837,209,592	803,577,647	28,942,903	62,299,540

25.	REVENUE AND OTHER OPERATING INCOME.

The detail of revenues for the three-month periods ended March 31, 2018 and 2017, is as follows:

	For the three-months ended March 31,
	2018	2017
Revenues	ThCh$	ThCh$
Energy sales	521,761,833	542,306,588
Generation	237,027,800	259,004,743
Regulated customers	184,170,191	186,771,306
Non-regulated customers	50,342,840	58,540,923
Spot market sales	2,514,769	13,692,514
Distribution	284,734,033	283,301,845
Residential	100,324,323	100,098,788
Business	98,790,057	97,997,295
Industrial	53,314,214	53,481,389
Other consumers (1)	32,305,439	31,724,373
Other sales	10,254,079	17,463,215
Natural gas sales	7,201,570	14,242,195
Sales of products and services	3,052,509	3,221,020
Revenue from other services	18,341,128	26,867,296
Tolls and transmission	4,237,781	11,154,585
Metering equipment leases	1,231,434	1,148,328
Public lighting	2,087,832	4,790,945
Engineering and consulting services	790,716	566,624
Other services (2)	9,993,365	9,206,814

Total Revenues	550,357,040	586,637,099

Other Operating Income	ThCh$	ThCh$
Commodity derivatives	2,956,010	6,320,396
Other income (3)	8,170,437	1,480,596

Total other income	11,126,447	7,800,992

(1)	For the three-month periods ended March 31, 2018, it includes revenues from energy sales to municipalities of ThCh$8,441,082 (ThCh$7,858,528 as of March 31, 2017); government entities of ThCh$5,149,972 (ThCh$4,758,055 as of March 31, 2017) and agricultural sector entities of ThCh$2,147,487 (ThCh$1,977,208 as of March 31, 2017), and other of ThCh$16,566,898 (ThCh$17,130,582 as of March 31, 2017).
(2)	For the three-month periods ended March 31, 2018, it includes services for construction of junctions of ThCh$2,354,063 (ThCh$3,588,976 as of March 31, 2017); works in specific facilities and networks of ThCh$2,163,360 (ThCh$2,782,622 as of March 31, 2017); and other services of ThCh$5,475,942 (ThCh$2,835,216 as of March 31, 2017).
(3)	For the three-month periods ended March 31, 2018, it includes revenues recovered from customers with unregistered consumption of ThCh$468,322 (ThCh$483,867 as of March 31, 2017), late cancellation revenues of ThCh$217,366 (ThCh$382,395 as of March 31, 2017), the compensation claim of Tarapacá for ThCh$6,332,299 and other income of ThCh$1,152,450 (ThCh$614,334 as of March 31, 2017).

26.	RAW MATERIALS AND CONSUMABLES USED.

The detail of raw materials and consumables used for the three-month periods ended March 31, 2018 and 2017 is as follows:

	For the three-months ended March 31,
	2018	2017
Raw materials and consumables used	ThCh$	ThCh$
Energy purchases	(209,723,992)	(206,050,072)
Fuel consumption	(54,291,570)	(84,221,547)
Transportation costs	(47,186,230)	(48,255,381)
Other raw materials and consumables	(19,419,030)	(31,094,516)

Total	(330,620,822)	(369,621,516)

27.	EMPLOYEE BENEFITS EXPENSE.

Employee expenses for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-months ended March 31,
	2018	2017
Employee Benefits Expense	ThCh$	ThCh$
Wages and salaries	(24,145,985)	(27,675,476)
Post-employment benefit obligations expense	(467,839)	(522,801)
Social security and other contributions	(3,045,322)	(3,454,820)
Other employee expenses	(1,318,745)	(1,121,290)

Total	(28,977,891)	(32,774,387)

28.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES.

The detail of depreciation, amortization and impairment losses for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-months ended March 31,
	2018	2017
	ThCh$	ThCh$
Depreciation	(35,088,488)	(36,853,187)
Amortization	(2,084,766)	(1,424,170)
Subtotal	(37,173,254)	(38,277,357)
Impairment (Losses) Reversals (*)	(1,065,306)	(1,403,803)

Total	(38,238,560)	(39,681,160)

(*)	Impairment Losses

	Balance as of
	Generation		Distribution		Total
	03-31-2018	03-31-2017	03-31-2018	03-31-2017	03-31-2018	03-31-2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Impairment losses of financial assets (See Note 8.d)	63,308	55,494	(1,128,614)	(1,459,297)	(1,065,306)	(1,403,803)
Total	63,308	55,494	(1,128,614)	(1,459,297)	(1,065,306)	(1,403,803)

29.	OTHER EXPENSES.

Other miscellaneous operating expenses for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-months ended March 31,
	2018	2017
Other Expenses	ThCh$	ThCh$
Other supplies and services	(4,110,056)	(3,182,975)
Professional, outsourced and other services	(9,630,464)	(12,108,106)
Repairs and maintenance	(3,710,128)	(2,415,694)
Indemnities and fines	(613,003)	(73,494)
Taxes and charges	(1,153,200)	(1,275,807)
Insurance premiums	(3,321,722)	(3,359,948)
Leases and rental costs	(674,189)	(689,562)
Marketing, public relations and advertising	(1,485,267)	(381,614)
Other supplies	(1,750,228)	(1,754,749)
Travel expenses	(607,650)	(627,261)
Environmental expenses	(2,628,661)	(310,950)

Total	(29,684,568)	(26,180,160)

30.	OTHER GAINS (LOSSES).

Other gains (losses) for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-months ended March 31,
	2018	2017
Other Gains (Losses)	ThCh$	ThCh$
Gain on sale of Electrogas (*)	—	104,812,106
Gain on sale of assets	—	90,000

Total	—	104,902,106

(*)	See Note 5.

31.	FINANCIAL RESULTS.

Financial income and costs for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-months ended March 31,
	2018	2017
Financial Income	ThCh$	ThCh$
Income from deposits and other financial instruments	3,241,825	2,291,081
Interests charged to customers in energy accounts and billing	2,088,354	1,871,390
Other financial income	524,030	830,107

Total Financial Income	5,854,209	4,992,578

	For the three-months ended March 31,
	2018	2017
Financial Costs	ThCh$	ThCh$
Financial Costs	(12,788,696)	(13,140,846)
Bank loans	(235,655)	(74,294)
Secured and unsecured obligations	(10,271,137)	(10,791,670)
Financial leasing	(171,188)	(954,896)
Valuation of financial derivatives	(177,876)	(307,249)
Financial provisions (1)	(747,837)	(655,742)
Post-employment benefit obligations (2)	(678,786)	(669,575)
Debt formalization expenses and other associated expenses	(299,394)	(227,328)
Capitalized borrowing costs	871,366	611,800
Other financial costs	(1,078,189)	(71,892)
Profit (loss) from indexed assets and liabilities (*)	158,545	(91,400)
Foreign currency exchange differences (**)	(410,933)	4,061,143

Total Financial Costs	(13,041,084)	(9,171,103)

Total Financial Results	(7,186,875)	(4,178,525)

(1)	See note 22.
(2)	See note 23.

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

	For the three-months ended March 31,
	2018	2017
Profit (losses) from Indexed Assets and Liabilities	ThCh$	ThCh$
Other financial assets	1,687,500	1,240,789
Trade and other receivables	534,953	29,973
Current tax assets and liabilities	17,834	178,485
Other financial liabilities (financial debt and derivative instruments)	(2,081,700)	(1,540,647)
Other provisions	(42)	—

Total	158,545	(91,400)

	For the three-months ended March 31,
	2018	2017
Foreign Currency Exchange Differences	ThCh$	ThCh$
Cash and cash equivalents	(587,985)	3,762,795
Other financial assets	230,115	10,352,328
Other non-financial assets	(6,697)	—
Trade and other receivables	(307,887)	230,019
Current tax assets and liabilities	—	2
Other financial liabilities (financial debt and derivative instruments)	120,350	(9,573,322)
Trade and other payables	144,187	(710,679)
Other non-financial liabilities	(3,016)	—

Total	(410,933)	4,061,143

32.	INFORMATION BY SEGMENT

32.1 Basis of segmentation

The Group’s activities operate under a matrix management structure with dual and cross-management responsibilities (based on businesses), and its subsidiaries are engaged in either the Generation Business or the Distribution Business.

The Group adopted a “bottom-up” approach to determine its reportable segments. The Generation and the Distribution reportable segments have been defined based on IFRS 8.9 and on the criteria described in IFRS 8.12.

Generation Business: The Generation Reportable Segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers.

The Generation Business is conducted by our subsidiaries Enel Generación Chile S.A., Empresa Eléctrica Pehuenche S.A. and GasAtacama Chile S.A..

Distribution Business: The Distribution Reportable Segment is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers.

The Distribution Business is conducted by our subsidiary Enel Distribución Chile S.A. and its subsidiaries.

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the Parent Company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation, among others. The presentation of information under this business approach has been made taking into consideration that the KPIs are similar and comparable in all segments, in each of the following aspects:

(a)	the nature of the activities: Generation on one hand, and Distribution on the other;

(b)	the nature of the production processes: the Generation Business deals with the generation of electricity, while the Distribution Business does not generate electricity, but distributes electricity to end customers;

(c)	the type or class of customer for their products and services: the Generation Business provides services mainly to unregulated customers, while the Distribution Business provides energy to regulated customers;

(d)	the methods used to distribute their products or provide their services: generators generally sell the energy through energy auctions, while distributors provide energy in their concession area; and

(e)	the nature of the regulatory environment (public utilities): the regulatory frameworks differ in the Generation Business and Distribution Business

The Company’s chief operating decision maker (CODM) in conjunction with the Chile manager reviews on a monthly basis these internal reports and uses the KPI information to make decisions on the allocation of resources and the assessment of the performance of the operating segments for each reportable segment.

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s consolidated financial statements.

The following tables present details of this information by segment:

32.2 Generation, distribution and others

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
	03-31-2018	12-31-2017	03-31-2018	12-31-2017	03-31-2018	12-31-2017	03-31-2018	12-31-2017
ASSETS	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	637,743,103	662,804,360	233,115,099	261,378,069	1,072,178,382	135,159,356	1,943,036,584	1,059,341,785
Cash and cash equivalents	277,773,729	211,027,141	24,507,394	42,594,390	109,887,876	165,834,495	412,168,999	419,456,026
Other current financial assets	21,201,149	20,523,276	61,887	61,887	974,637,942	41,899	995,900,978	20,627,062
Other current non-financial assets	6,878,921	2,167,272	2,685,363	3,434,462	2,987,062	400,408	12,551,346	6,002,142
Trade and other current receivables	144,137,969	218,178,007	188,461,134	197,011,114	4,016,260	4,563,165	336,615,363	419,752,286
Current accounts receivable from related companies	76,884,812	109,797,820	1,430,770	6,305,806	(31,403,611)	(44,247,580)	46,911,971	71,856,046
Inventories	33,786,110	31,740,903	6,485,706	3,049,576	8,382,348	4,896,463	48,654,164	39,686,942
Current tax assets	71,160,285	65,164,708	9,482,845	8,920,834	3,670,505	3,670,506	84,313,635	77,756,048
Non-current assets classified as held for sale	5,920,128	4,205,233	—	—	—	—	5,920,128	4,205,233

NON-CURRENT ASSETS	2,887,364,335	2,891,657,830	896,664,179	893,633,579	851,169,034	850,139,814	4,635,197,548	4,635,431,223
Other non-current financial assets	33,670,818	33,391,398	27,424	26,806	—	—	33,698,242	33,418,204
Other non-current non-financial assets	9,471,443	12,853,460	959,679	959,679	1,044,277	—	11,475,399	13,813,139
Trade and other non-current receivables	2,059,500	1,032,922	35,156,115	34,272,234	798,172	877,243	38,013,787	36,182,399
Investments accounted for using the equity method	12,084,989	12,707,221	—	—	—	—	12,084,989	12,707,221
Intangible assets other than goodwill	17,606,702	18,607,972	33,337,945	34,236,891	2,213,342	2,326,041	53,157,989	55,170,904
Goodwill	24,860,356	24,860,356	2,240,478	2,240,478	860,156,821	860,156,821	887,257,655	887,257,655
Property, plant and equipment	2,787,610,527	2,788,204,501	824,269,348	821,234,672	(22,721,000)	(23,752,036)	3,589,158,875	3,585,687,137
Investment property	—	—	—	—	8,352,040	8,356,772	8,352,040	8,356,772
Deferred tax assets	—	—	673,190	662,819	1,325,382	2,174,973	1,998,572	2,837,792

TOTAL ASSETS	3,525,107,438	3,554,462,190	1,129,779,278	1,155,011,648	1,923,347,416	985,299,170	6,578,234,132	5,694,773,008

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
	03-31-2018	12-31-2017	03-31-2018	12-31-2017	03-31-2018	12-31-2017	03-31-2018	12-31-2017
LIABILITIES AND EQUITY	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	444,661,515	543,356,500	235,479,946	408,687,871	(8,546,835)	(135,227,725)	671,594,626	816,816,646
Other current financial liabilities	22,100,532	18,815,434	18	14	239,006	—	22,339,556	18,815,448
Trade and other current payables	238,967,143	329,448,226	158,535,225	189,458,076	53,176,693	75,592,304	450,679,061	594,498,606
Current accounts payable to related companies	102,108,386	122,862,944	64,359,176	207,909,593	(62,329,327)	(211,159,565)	104,138,235	119,612,972
Other current provisions	5,758,949	5,296,635	—	—	351,702	339,536	6,110,651	5,636,171
Current tax liabilities	75,726,505	66,933,261	119,003	94,246	15,091	—	75,860,599	67,027,507
Other current non-financial liabilities	—	—	12,466,524	11,225,942	—	—	12,466,524	11,225,942

NON-CURRENT LIABILITIES	1,009,526,267	1,022,091,736	183,689,426	61,965,918	816,583,375	6,937,051	2,009,799,068	1,090,994,705
Other non-current financial liabilities	771,001,420	781,978,145	—	—	930,461,419	—	1,701,462,839	781,978,145
Trade and other non-current payables	489,117	632,642	27,177	27,182	—	—	516,294	659,824
Non-current accounts payable to related companies	—	318,518	121,000,000	—	(121,000,000)	—	—	318,518
Other long-term provisions	64,734,933	63,992,567	13,925,256	14,430,270	—	—	78,660,189	78,422,837
Deferred tax liabilities	158,560,039	160,293,916	19,961,610	18,786,185	(6,903,567)	(6,856,420)	171,618,082	172,223,681
Non-current provisions for employee benefits	14,740,758	14,875,948	28,465,600	28,412,505	14,025,523	13,793,471	57,231,881	57,081,924
Other non-current non-financial liabilities	—	—	309,783	309,776	—	—	309,783	309,776

EQUITY	2,070,919,656	1,989,013,954	710,609,906	684,357,859	1,115,310,876	1,113,589,844	3,896,840,438	3,786,961,657
Equity attributable to Enel Chile	2,070,919,656	1,989,013,954	710,609,906	684,357,859	1,115,310,876	1,113,589,844	3,059,630,846	2,983,384,010
Issued capital	552,777,321	552,777,321	230,137,980	230,137,980	1,446,193,674	1,446,193,674	2,229,108,975	2,229,108,975
Retained earnings	1,466,229,294	1,398,018,156	795,038,708	769,928,443	(442,673,337)	(416,341,016)	1,818,594,665	1,751,605,583
Share Premium	85,511,492	85,511,492	354,220	354,220	(85,865,712)	(85,865,712)	—	—
Other reserves	(33,598,451)	(47,293,015)	(314,921,002)	(316,062,784)	197,656,251	169,602,898	(988,072,794)	(997,330,548)
Non-controlling interests	—	—	—	—	—	—	837,209,592	803,577,647

Total Liabilities and Equity	3,525,107,438	3,554,462,190	1,129,779,278	1,155,011,648	1,923,347,416	985,299,170	6,578,234,132	5,694,773,008

The holdings, eliminations and others column corresponds to transactions between companies in different lines of business, primarily purchases and sales of energy and services.

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
	03-31-2018	03-31-2017	03-31-2018	03-31-2017	03-31-2018	03-31-2017	03-31-2018	03-31-2017
STATEMENT OF COMPREHENSIVE INCOME	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES AND OTHER OPERATING INCOME	349,891,030	383,413,335	303,454,329	318,618,898	(91,861,872)	(107,594,142)	561,483,487	594,438,091
Revenues	339,799,911	375,698,238	302,498,026	317,542,536	(91,940,897)	(106,603,675)	550,357,040	586,637,099
Energy sales	323,587,773	350,009,167	284,734,033	283,950,464	(86,559,973)	(91,653,043)	521,761,833	542,306,588
Other sales	7,207,993	14,271,411	2,605,598	3,191,804	440,488	—	10,254,079	17,463,215
Other services rendered	9,004,145	11,417,660	15,158,395	30,400,268	(5,821,412)	(14,950,632)	18,341,128	26,867,296
Other operating income	10,091,119	7,715,097	956,303	1,076,362	79,025	(990,467)	11,126,447	7,800,992
RAW MATERIALS AND CONSUMABLES USED	(191,157,282)	(225,448,606)	(234,225,255)	(252,066,157)	94,761,715	107,893,247	(330,620,822)	(369,621,516)
Energy purchases	(72,444,060)	(72,653,169)	(225,594,893)	(226,000,601)	88,314,961	92,603,698	(209,723,992)	(206,050,072)
Fuel consumption	(54,291,570)	(84,221,547)	—	—	—	—	(54,291,570)	(84,221,547)
Transportation expenses	(49,969,578)	(46,970,222)	(2,102,296)	(15,507,991)	4,885,644	14,222,832	(47,186,230)	(48,255,381)
Other miscellaneous supplies and services	(14,452,074)	(21,603,668)	(6,528,066)	(10,557,565)	1,561,110	1,066,717	(19,419,030)	(31,094,516)
CONTRIBUTION MARGIN	158,733,748	157,964,729	69,229,074	66,552,741	2,899,843	299,105	230,862,665	224,816,575
Other work performed by the entity and capitalized	1,118,380	1,171,753	1,453,520	2,104,991	—	0	2,571,900	3,276,744
Employee benefits expense	(14,708,502)	(12,769,538)	(7,632,562)	(14,055,950)	(6,636,827)	(5,948,899)	(28,977,891)	(32,774,387)
Other expenses	(17,239,873)	(17,349,514)	(15,412,117)	(12,611,555)	2,967,422	3,780,909	(29,684,568)	(26,180,160)
GROSS OPERATING INCOME	127,903,753	129,017,430	47,637,915	41,990,227	(769,562)	(1,868,885)	174,772,106	169,138,772
Depreciation and amortization expense	(28,181,964)	(30,192,793)	(9,336,089)	(8,401,677)	344,799	317,113	(37,173,254)	(38,277,357)
Impairment losses (reversal of impairment losses) recognized in profit or loss	63,307	55,494	(1,128,613)	(1,459,297)	—	—	(1,065,306)	(1,403,803)
OPERATING INCOME	99,785,096	98,880,131	37,173,213	32,129,253	(424,763)	(1,551,772)	136,533,546	129,457,612
FINANCIAL RESULT	(10,382,361)	(7,385,301)	1,968,031	1,715,413	1,227,455	1,491,363	(7,186,875)	(4,178,525)
Financial income	1,741,998	1,159,053	3,073,536	2,904,439	1,038,675	929,086	5,854,209	4,992,578
Cash and cash equivalents	1,675,871	866,000	528,402	503,081	1,037,552	922,000	3,241,825	2,291,081
Other financial income	66,127	293,053	2,545,134	2,401,358	1,123	7,086	2,612,384	2,701,497
Financial costs	(11,806,509)	(12,617,591)	(1,693,969)	(1,111,675)	711,782	588,420	(12,788,696)	(13,140,846)
Bank borrowings	8,735	(73,495)	(5,384)	(774)	(239,006)	(25)	(235,655)	(74,294)
Secured and unsecured obligations	(10,271,137)	(10,791,670)	—	—	—	—	(10,271,137)	(10,791,670)
Other	(1,544,107)	(1,752,426)	(1,688,585)	(1,110,901)	950,788	588,445	(2,281,904)	(2,274,882)
Profit (loss) from indexed assets and liabilities	(378,960)	(135,393)	534,226	38,690	3,279	5,303	158,545	(91,400)
Foreign currency exchange differences	61,110	4,208,630	54,238	(116,041)	(526,281)	(31,446)	(410,933)	4,061,143
Positive	517,579	14,730,268	21,143	19,830	322,254	11,778	860,976	14,761,876
Negative	(456,469)	(10,521,638)	33,095	(135,871)	(848,535)	(43,224)	(1,271,909)	(10,700,733)
Share of profit of associates accounted for using the equity method	2,240,435	(694,548)	—	—	—	—	2,240,435	(694,548)
Other gains (losses)	—	104,902,106	—	—	—	—	—	104,902,106
Gain (loss) from other investments	—	104,902,106	—	—	—	—	—	104,902,106
Gain (loss) from the sale of property, plant and equipment	—	—	—	—	—	—	—	—
Income before tax	91,643,170	195,702,388	39,141,244	33,844,666	802,692	(60,409)	131,587,106	229,486,645
Income tax	(21,484,968)	(42,066,314)	(10,947,268)	(9,703,532)	(82,675)	1,205,686	(32,514,911)	(50,564,160)
Net income from continuing operations	70,158,202	153,636,074	28,193,976	24,141,134	720,017	1,145,277	99,072,195	178,922,485
Net income from discontinued operations	—	—	—	—	—	—	—	—
NET INCOME	70,158,202	153,636,074	28,193,976	24,141,134	720,017	1,145,277	99,072,195	178,922,485
Net income attributable to:	70,158,202	153,636,074	28,193,976	24,141,134	720,017	1,145,277	99,072,195	178,922,485
Shareholders of Enel Chile	—	—	—	—	—	—	70,129,292	116,622,945
Non-controlling interests	—	—	—	—	—	—	28,942,903	62,299,540

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
	03-31-2018	03-31-2017	03-31-2018	03-31-2017	03-31-2018	03-31-2017	03-31-2018	03-31-2017
STATEMENT OF CASH FLOWS	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities	159,805,429	125,183,890	19,331,720	36,241,669	(12,420,612)	(12,261,793)	166,716,537	149,163,766
Cash flows from (used in) investing activities	(42,176,499)	47,774,637	(24,235,108)	(26,692,002)	(971,808,186)	6,228,527	(1,038,219,793)	27,311,162
Cash flows from (used in) financing activities	(50,113,427)	(68,741,091)	(13,196,124)	(16,772,955)	928,574,246	14,844,625	865,264,695	(70,669,421)

The holdings, eliminations and others column corresponds to transactions between companies in different lines of business, primarily purchases and sales of energy and services

33.	THIRD-PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS.

33.1 Direct guarantees.

As of March 31, 2018, the Group had future energy purchase commitments amounting to ThCh$15,993,311,305 (ThCh$16,493,309,264 as of December 31, 2017).

33.2 Indirect guarantees

				Debtor			Outstanding balance as of
Type	Contract	Maturity	Creditor of Guarantee	Company	Relationship	Type of Guarantee	Currency	03-31-2018	12-31-2017
Secured	Bonds Serie B	October 2028	Bondholders of Enel Américas’ Bonds	Enel Américas S.A.	Entities demerged from original debtor Enersis S.A. (codebtor Enel Chile S.A.) (1)	Codebtor	USD	32,603	31,294

						Total		32,603	31,294

(1)	As a result of the Enersis Spin-Off and in accordance with the bond indenture, all entities arising from the demerger are liable for the debt, regardless that the payment obligation remains in Enel Américas S.A.

33.3 Lawsuits and arbitration proceedings.

As of the date of these consolidated financial statements, the most relevant litigation involving the Company and its subsidiaries are as follows:

1.	Enel Generación Chile S.A.

1.1.	In 2005, three lawsuits were filed against Enel Generación Chile S.A., the Chilean Treasury and the Chilean Water Authority (DGA, in its Spanish acronym), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of Enel Generación Chile S.A. to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others,” in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Enel Generación Chile S.A.’s water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against Enel Generación Chile S.A. that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Enel Generación Chile S.A. filed an appeal and cassation resources with the Santiago Court of Appeals, which are still pending. In parallel, on June 9, 2017 the Court of Appeals issued a complementary ruling rejecting the claims for compensation for damages on the ground that there were no damages affecting the defendants, Enel Generación Chile S.A. filed an appeal, which is still pending resolution.

Notwithstanding the foregoing, on January 29, 2018, the Board of Enel Generación Chile S.A. unanimously agreed to stop and abandon the development of the hydroelectric projects of Neltume and Choshuenco for not being economically viable, recognizing a loss in the amount of Ch$25,106 million.

2.	GasAtacama Chile S.A.

2.1.	On May 23, 2016 the Superintendency of Electricity and Fuels by means of ORD No. 5,705, filed charges against GasAtacama Chile S.A., for providing allegedly erroneous information to national centralizing operating agent CDEC-SING regarding the Minimum Technical (MT) and Average Time of Operation (TMO) parameters during the period from January 1, 2011 to October 29, 2015, GasAtacama Chile S.A. submitted its objections, which were rejected through notification by the Superintendency’s Resolution No. 014606 dated August 4, 2016, setting a fine for UTM 120,000. Disagreeing with the Superintendency’s resolution applying the fine in question, GasAtacama Chile S.A. filed an appeal for reinstatement filed before the Superintendency, which was rejected by the Superintendency through Resolution No. 15908, dated November 2, 2016, confirming the totality of the fine imposed. In opposition to the aforementioned resolution, GasAtacama Chile S.A. filed an illegality claim before the Court of Appeals of Santiago, recognizing a provision for 25% of the fine. To date, the claim of illegality is pending resolution by the Court of Appeals of Santiago. The loss contingency rating on this issue is probable because although the contingency was assessed on the basis that the fine imposed does not meet the legal requirement, nevertheless we had to make provisions for 50% of the fine, for the single fact of the application of the fine by the State Regulator. The basis for recognizing half of the risk lies in the fact that we have sued the Superintendence of Electricity and Fuels, before the Courts of Justice, requesting the annulment of the fine because it has no legal basis.

3.	Enel Distribución Chile S.A.

3.1.

The attorney, Ms. Nicole Vasseur Porcel, as legal representative of Ms. Camila Paz Castillo Abarca and her daughter Ms. Kimora Belén Fernández Castillo, and Ms. Graciela Rodríguez Mundaca, filed a lawsuit against Enel Distribución Chile for a total amount of ThCh$600,000 (ThCh$200,000 each) for alleged punitive damages due to death of her spouse, father and son, respectively, Mr. Javier Fernández Rodríguez, occurred on February 21, 2012 as a result of the injuries suffered by the fall of a street lighting pole on him after a truck passing through hooked the power lines attached to such a pole and caused it to fall. On February 24, 2016, Enel Distribución Chile requested the abandonment of the legal action and the reopening of the case. On March 2, 2016, the Court ruled to reopen the case, but the request for abandonment of the legal action was pending. On June 6, 2016, the case was reopened and the request for abandonment of the procedure was still pending resolution.

3.2.	Ms. Evelyn del Carmen Molina González, on her behalf and on behalf or her underage daughters Maite Alué Letelier Molina and Daniela Anaís Letelier Molina, filed a lawsuit against Enel Distribución Chile and its subcontractor Sociedad de Servicios Personales para el Área Eléctrica Limitada (“SSPAEL”)for a total amount of ThCh$2,000,000 for alleged punitive damages due to death of her spouse and father, respectively, Mr. David Letelier Rivera, which occurred on May 25, 2013 as a result of the injuries suffered by electrocution and falling from a street lightning pole while working. Enel Distribución Chile filed dilatory exceptions which are still pending resolution by the court, and it is waiting for the demand to be legally notified to the co-defendant SSPAEL, On July 4, 2016, Enel Distribución Chile requested the court to issue a resolution on the dilatory exceptions filed on November 16, 2014. On September 13, 2016, the defendants presented rejoinders. On October 25, 2016, the court summoned the parties to a conciliation hearing, which occurred on December 12, 2016, without reaching an agreement. On January 27, 2017, the case was received for trial. On June 27, 2017, after finalizing the evidence period, the court submitted the observations to the evidence. On September 12, 2017, the parties were summoned to hear sentence and the defendants filed an appeal against this ruling, which is still pending resolution. The sentence was delivered on November 7, 2017 and found SSPAEL and Enel Distribución Chile jointly liable to pay the sum of ThCh$ 90,000 for moral damages to the plaintiffs, plus readjustments and costs. On November 24, 2017 Enel Distribución Chile filed an appeal against the ruling, raising the antecedents to the I.C.A. of Santiago on December 4, 2017.

3.3.	Due to a bad weather front that occurred on June 16, 2017, resulting in of a large number of affected customers, there occurred a delay of more than 20 hours in the replacement of electricity service to 23,359 customers, so the Superintendency of Electricity and Fuel, through Exempt Resolution No. 19,939 dated August 11, 2017, imposed a fine of 70,000 UTM on Enel Distribución Chile. On August 23, 2017, an appeal was filed, which pending resolution.

3.4.	Ms. Ximena Acevedo Herrera, Benjamín Jiménez Acevedo, Francisco Jiménez Acevedo, Nancy Garrido Muñoz, Juan Carlos Jiménez Rocuant, Carolina Jiménez Garrido and Natalia Jiménez Garrido filed a lawsuit against Ingeniería Eléctrica Azeta Ltda and Enel Distribución Chile S.A. for a total amount of ThCh$878,227 for alleged punitive damages due to the death of their spouse, father, son, and brother, Mr. Juan Pablo Jiménez Garrido, which occurred on February 22, 2013 as a result of a head trauma caused by a bullet. Enel Distribución Chile is a defendant in its capacity as contractor of Azeta. The discussion period has been finalized. On November 23, 2017, the court noticing an error, invalidated the conciliation hearing, therefore the citation to it is pending notification. On this ground the plaintiff filed an appeal for reconsideration with subsidiary appeal against this resolution, the latter being granted.

3.5.	Mr. Víctor Hugo Coronado González and Ms. Francia Magali Bustos Uribe, both on their behalf and on behalf of the underage daughter Nicolson Rocío Coronado Bustos, and Víctor Ignacio Coronado Bustos, filed a lawsuit against Enel Distribución Chile for a total amount of ThCh$704,860 for alleged punitive damages due to the accident that occurred on June 22, 2015 and affected Mr. Víctor Hugo Coronado González who received an electrical discharge and suffered severe injuries. On August 18, 2017, Enel Distribución Chile filed dilatory exceptions, with notice being given to the plaintiff on August 29. These were finally rejected, with Enel Distribución Chile appealing on October 30, 2017. On November 6, 2017, Enel Distribución Chile filed the plea for the defense. On December 12, 2017, the rebuttal was made and on December 29, 2017 the rejoinder. On January 15, 2018, the conciliation hearing took place, where there was no agreement. On January 30, 2018, the case went to trial, and the appeal for reconsideration filed by both parties is pending resolution against this decision.

3.6.	Through Exempt Resolution No. 21788 dated December 29, 2017, the Superintendency of Electricity and Fuel imposed on Enel Distribución Chile S.A. a fine equivalent to 80,000 UTM, for keeping more than 100,000 customers without electricity service for a period exceeding 20 hours, in relation to the outage that occurred on July 15, 2017 (Nevazón event). Enel Distribución Chile filed an appeal for reconsideration against this decision.

The management of the Company considers that the provisions recorded in the interim consolidated financial statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

33.4 Financial restrictions.

Various loan agreements, include the obligation to comply with certain financial ratios, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1.	Cross-Default

Some of the financial debt contracts contain cross-default clauses. Enel Chile’s bank loan under the law of the State of New York, signed in January 2018 and that matures in July 2019, does not refer to any of its subsidiaries, so the cross-default can only be caused by a default on another debt of Enel Chile. In order for the credit agreement loan to accelerate due to the cross-default originating in another debt, the amount in default of the other debt must exceed US$ 100 million or its equivalent in other currencies, and additional conditions must also be met, including the expiration of grace periods (if they existed in the contract in default) and the formal notification of the intention to accelerate the loans by creditors representing more than 50% of the amount owed or committed. This loan was drawn in March 2018. As of March 31, 2018, the amount owed for this loan was$ 930,700 million. The credit line agreement governed by Chilean law, which Enel Generación Chile signed in March 2016 for UF 2.8 million, stipulates that cross-default is only triggered in the event of non-compliance by the borrower itself, (i.e., Enel Generación Chile), with no reference made to its subsidiaries. In order to accelerate payment of the debt under this credit line due to a cross-default originated from other debt, the amount in default must exceed US$50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiration of any grace periods. Since being signed, this credit line has not been used. Enel Generación Chile’s international credit line governed by New York State law, which was signed in February 2016 expiring in February 2020, also makes no reference to its subsidiaries, thus, cross-default is only triggered in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under these credit lines due to cross-default originated from other debt, the amount in default must exceed US$50 million or its equivalent in other currencies, and other additional conditions must be met, including the expiration of grace periods (if any), and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. As of March 31, 2018, these credit lines have not been drawn upon.

In relation to the bond issues of Enel Generación Chile registered with the SEC, commonly called “Yankee bonds”, a cross-default can be triggered by another debt of the same company or of any of their subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross-default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross-default does not occur automatically but has to be demanded by at least 25% of the bondholders of a certain series of Yankee bonds. The Yankee bonds of Enel Generación Chile mature in 2024, 2027, 2037 and 2097. For the specific Yankee bond that was issued in April 2014 with maturity in 2024, the threshold for triggering cross-default increased to US$50 million or its equivalent in other currencies. As of March 31, 2018, the outstanding amount of the Yankee bonds was ThCh$429,311,953.

The Enel Generación Chile bonds issued in Chile state that cross-default can be triggered only by the default of the issuer when the amount in default exceeds US$50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the bondholders of a certain series. As of March 31, 2018, the outstanding amount of the local bonds was ThCh$331,410,596.

2.	Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that a company is obliged to meet at certain periods of time (quarterly, annually, etc.), and in certain cases upon compliance with certain conditions. Most of the financial covenants of the Group limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary based on debt and contract type.

The Enel Generación Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

•	Consolidated Debt Ratio: The consolidated debt ratio, which is Financial Debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities and Total Equity. As of March 31, 2018, the ratio was 0.27.

•	Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Enel Generación Chile. As of March 31, 2018, the equity of Enel Generación Chile was Ch$2,041,640 million.

•	Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus financial income and dividends received from investments in associates, and ii) financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. For the year ended March 31, 2018, this ratio was 11.72.

•	Net Asset Position with Related Companies: A net asset position with related companies of no more than US$100 million must be maintained. The Net asset position with related companies is the difference between i) the sum of current accounts receivable from related parties, non-current accounts receivable from related parties, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation, and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and ii) the sum of current accounts payable to related parties; non-current accounts payable to related parties, less transactions in the ordinary course of business at less than 180 days term; short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation. As of March 31, 2018, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$85.8 million, indicating that Enel Américas is a net creditor of Enel Generación Chile rather than a net debtor.

Series M

•	Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company and Non-controlling interests. As of March 31, 2018, the debt ratio was 0.27.

•	Consolidated Equity: Same as for Series H.

•	Financial Expense Coverage Ratio: Same as for Series H.

Enel Generación Chile’s domestic (governed by Chilean law, maturity in April 2019) and international (governed by New York State law, maturity in July 2019 and February 2020) credit lines include the following covenants whose definitions and formulas, identical to each other, are established in the respective contracts:

•	Debt Equity Ratio: The debt equity ratio, which is Financial debt to Net Equity, must be no more than 1.4. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; while Net Equity is the sum of the Equity attributable to the shareholders of Enel Generación Chile, and Non-controlling interests. As of March 31, 2018, the ratio was 0.37.

•	Debt Repayment Capacity (Debt/EBITDA Ratio): The ratio between Financial Debt and EBITDA must be no more than 6.5. Financial Debt is the sum of interest-bearing loans, current; and interest-bearing loans, non-current; while EBITDA is the operating income excluding depreciation and amortization expense and impairment losses / (reversal of impairment losses) for the four mobile quarters ended on the calculation date. As of March 31, 2018, the Debt/EBITDA ratio was 1.34.

Yankee bonds of Enel Generación Chile and the credit agreement of Enel Chile signed in January 2018 are not subject to financial covenants.

As of March 31, 2018, the most restrictive financial covenant for Enel Generación Chile was the Debt Equity Ratio requirement for two credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of March 31, 2018 and December 31, 2017, neither the Company nor any company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

34.	PERSONNEL FIGURES

The Company’s personnel as of March 31, 2018 and December 31, 2017, is distributed as follows:

	March 31, 2018
Country	Managers and key executives	Professionals and Technicians	Staff and others	Total	Annual Average
Chile	51	1,728	114	1,893	1,924
Argentina	—	24	2	26	26

Total	51	1,752	116	1,919	1,950

	December 31, 2017
Country	Managers and key executives	Professionals and Technicians	Staff and others	Total	Annual Average
Chile	63	1,747	113	1,923	1,968
Argentina	—	23	2	25	25

Total	63	1,770	115	1,948	1,993

35.	SANCTIONS.

The following Group’s subsidiaries have received sanctions from administrative authorities:

1. Enel Generación Chile S.A.

As of March 31, 2018, the illegal claims against Resolution No. 2658 of Bío Bío’s Health Secretary from the Health Ministry, that imposed a fine of 500 UTM (ThCh$23,651) for alleged infractions from Enel Generación Chile S.A. related to the asbestos removal approved by health authority are still pending.

Additionally, at the same date, it is still pending the reposition filed in the sanitary summary procedure initiated by the inspection document No. 0788, from Antofagasta’s Health Secretary, which imposed on the company a fine of 200 UTM (ThCh$9,460).

Likewise, the sanctioning process followed before the Health Secretary from the Health Ministry of Biobío, initiated by 180566, for an amount of 500 UTM (ThCh$23,651), for alleged infringements in the fulfillment of obligations and waste disposal regulations in the Cantarrana landfill is pending.

On March 8, 2018, the Health Secretary from the Health Ministry of Biobío filed a fine of 300 UTM (ThCh$14,190) due to alleged infractions of obligations and regulations related to the exposure of workers to silicon dioxide.

Through Exempt Resolution No. 5051, the Antofagasta Health Secretary from the Health Ministry sanctioned Enel Generación Chile with a fine of 60 UTM (ThCh$2,838) due to breach of obligations and regulations related to drinking water and sewerage systems of the Taltal plant. On February 19, 2018, an appeal for reconsideration was lodged, which is pending resolution.

In addition, the Health Secretary from the Health Ministry of Valparaíso initiated sanction proceedings for inspection report No. 1705213, due to alleged non-compliance with obligations and rules related to the Noise Exposure Protocols and other health surveillance regulations at the Quintero plant. The amount of this sanction is for up to 500 UTM (ThCh$23,651).

Through Resolution No. 142 dated January 11, 2018, the Health Secretary from the Health Ministry of Biobío applied a fine of 350 UTM (ThCh$16,555), due to alleged breaches of asbestos regulations. Said decision was judicially challenged before the First Civil Court of Concepción and is a pending resolution.

2. GasAtacama Chile S.A.

As of March 31, 2018, the resolution of an illegality claim filed by GasAtacama Chile S.A. against Superintendency of Electricity and Fuel Resolution No. 15908, dated November 2, 2016 is pending. This resolution imposed a fine of 120,000 UTM (ThCh$5,541,960). This sanction is currently being appealed before the Santiago Court of Appeals.

In the sanction process followed before the Health Secretary from the Health Ministry of Tarapacá, inspection report No. 3648742, dated February 3, 2018, the interposed reposition was rejected, and a fine of 100 UTM (ThCh$4,730) was imposed. The company accepted the resolution and paid the fine on March 15, 2018.

There are pending two repositions claimed against the Tarapaca’s Health Secretary’s resolutions, through inspections records No. 011599, 10066 and 766, that imposed fines on GasAtacama Chile S.A. for 500 UTM each (ThCh$23,651).

3. Enel Distribución Chile S.A.

As of March 31, 2018, administrative appeals are pending against four resolutions of the Superintendency of Electricity and Fuel imposing fines amounting to 180,000 UTM (ThCh$8,514,180) for various infractions arising from extraordinary rain, wind and snowfall events in the city of Santiago that occurred on June 16 and July 15, 2017.

The appeal for a reversal against Resolution No. 13,630, dated May 23, 2016, of the Superintendency of Electricity and Fuel imposing a fine of 2,000 UTM (ThCh$94,602) for failure to adequately maintain its facilities is also pending resolution.

In January 2017, Enel Distribución Chile filed an appeal for reversal against Exempt Resolution No. 21.751 dated December 28, 2017, of the Superintendency of Electricity and Fuel imposing a fine of 17,776 UTM (ThCh$840,823). The Superintendency of Electricity and Fuel estimates that in the 2014-2015 period, the maximum values allowed by current regulations for feeder rates established by law were exceeded, which constitutes a breach of the quality standards of supply established by the regulation.

Finally, the appeal for reversal filed against Exempt Resolution No. 21,717 of December 27, 2017, of the Superintendency of Electricity and Fuel imposing a fine of 500 UTM (ThCh$23,651) due to alleged infringements of legal and regulatory obligations that regulate the payment of electric rates is pending resolution.

Enel Chile and its Board of Directors have not been subject to other sanctions by the Financial Market Commission or other administrative authorities.

36.	ENVIRONMENT.

Environmental expenses for the three-month periods ended March 31, 2018 and 2017, are as follows:

			03-31-2018
Company Incurring the Cost	Name	Project	Project Status (Finished, In progress)	Total Disbursements ThCh$	Amounts Capitalized ThCh$	Expenses ThCh$	Disbursement amount in the future ThCh$	Estimated future disbursement date ThCh$	Total Disbursements ThCh$
Pehuenche	Hydroelectric Central Environmental Expenditures	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS), thermoelectric power stations and combine cycle power stations.	In progress	15,657	—	15,657	—		15,657
	Management Respel	Dangerous waste management	Finished	496	—	496	—	03-31-2018	496
Enel Distribución Chile S.A.	‘Environmental management in Ssee	Tree maintenance of SSEE and removal of brush, debris and garbage, outer perimeter.	In progress	41,707	—	41,707	37,415	12-31-2018	79,122
	Improvements in the Network M T/Bt	Traditional network replacement by protected, concentric, other	Finished	—	—	—	373,059	12-31-2018	373,059
	Environmental Permits	Baseline for Environmental Impact Study, execution RCA and normative, preparation of reports and sectoral permits.	In progress	14,160	14,160	—	5,203	08-30-2018	19,363
	Vegetation Control in Networks Mt/Bt	Pruning of trees near the media network and low voltage.	In progress	4,380,433	2,472,768	1,907,665	502,599	12-31-2018	4,883,032
	Improvements in the Network M T/Bt	Replacement nude network MT protected cable	In progress	29,292	29,292	—	82,631	12-31-2018	111,923
	Traditional Network Change by CALPE	Traditional network replacement by Calpe (Pre-assembled aluminum cable) BT	In progress	169,288	169,288	—	530,712	12-31-2018	700,000
	Replacement Td Dae Concentrica By Td. Trif. Red Calpe	Concentrical network replacement by Calpe (Pre-assembled aluminum cable) BT	In progress	346,034	346,034	—	553,966	12-31-2018	900,000
Gas Atacama Chile	Environmental monitoring	Environmental monitoring with SK Ecología operation and maintenance CEMS.	In progress	295,432	—	295,432	—		295,432
	Standardization Cems	Warehousing standardization, environmental management	In progress	22,444	22,444	—	—		22,444
	Hydraulic power stations	Waste management and sanitation	In progress	1,248	—	1,248	—		1,248
Enel Generación Chile S.A.	Environmental costs in combined cycle plants	The main expenses incurred are: Bocamina U1-2: Operation and maintenance, monitoring stations air quality and meteorology, Environmental audit monitoring network 1 per year. Annual Validation CEMS, Protocol Service Biomasa Environmental Materials (magazine, books) Isokinetic Measurements. Jobs SGI (Objetive NC, inspections, audits and fizcalization) ISO 14001, certification OHSAS, Operation and Maintenance Service CEMS.	In progress	119,014	—	119,014	—		119,014
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, retirement and final disposal of solid waste in thermoelectric plants (C.T.)	In progress	236,626	—	236,626	—		236,626
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, retirement and final disposal of solid waste in hydroelectric power plants (C.H.)	In progress	10,816	—	10,816	—		10,816
	Ralco Hydroelectric Plant	Reforestation according to the agreement with the Catholic University and Electrification of housing in Ayin Maipu.	In progress	212,484	212,484	—	—		212,484
	Central Quintero	CEMS Central Quinteros	In progress	74,998	74,998	—	—		74,998

		Total		5,970,129	3,341,468	2,628,661	2,085,585		8,055,714

			03-31-2017
Company Incurring the Cost	Name	Project	Project Status (Finished, In progress)	Total Disbursements ThCh$	Amounts Capitalized ThCh$	Expenses ThCh$	Disbursement amount in the future ThCh$	Estimated future disbursement date ThCh$	Total Disbursements ThCh$
Pehuenche	Hydroelectric Central Environmental Expenditures	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS), thermoelectric power stations and combine cycle power stations.	In progress	1,044	—	1,044	—	12-31-2017	1,044
EOLICA CANELA	Environmental expenditures in power plants	Water quality analysis and monitoring and Higenization Canela	In progress	5,676	—	5,676	—	12-31-2017	5,676
	Improvement of revegetated sectors	RCA Maintenance (Environment)	In progress	17,625	17,625	—	—	12-31-2017	17,625
Enel Generación Chile S.A.	Environmental costs in combined cycle plants	The main expenses incurred are: Bocamina U1-2: Operation and maintenance, monitoring stations air quality and meteorology, Environmental audit monitoring network 1 per year. Annual Validation CEMS, Protocol Service Biomasa Environmental Materials (magazine, books) Isokinetic Measurements. Jobs SGI (Objetive NC, inspections, audits and fizcalization) ISO 14001, certification OHSAS, Operation and Maintenance Service CEMS.	In progress	78,359	—	78,359	—	12-31-2017	78,359
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, retirement and final disposal of solid waste in thermoelectric plants (C.T.)	In progress	55,459	—	55,459	—	12-31-2017	55,459
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, retirement and final disposal of solid waste in hydroelectric power plants (C.H.)	In progress	20,603	—	20,603	—	12-31-2017	20,603
	Ralco Hydroelectric Plant	Reforestation according to the agreement with the Catholic University and Electrification of housing in Ayin Maipu.	In progress	273,822	273,822	—	—	12-31-2017	273,822
	El Toro Hydroelectric Plant	Withdrawal Domestic and Industrial Waste	In progress	12,976	—	12,976	—	12-31-2017	12,976
	Tal Tal Thermal Plant	Dejection Nox TalTal: Engineering Civil Works and permits	In progress	269,072	269,072	—	—	12-31-2017	269,072
Enel Distribución Chile S.A.	Vegetation Control In Redesat	SPECIAL ANTI FIRE PLAN: ‘This activity contemplates the maintenance of the band of easement of high voltage lines between 34,5 y 500kv.	Finished	7,294	—	7,294	—	03-31-2017	7,294
	Vegetation Control in Networks Mt/Bt	Pruning of trees near the media network and low voltage.	In progress	49,146	—	49,146	721,799	12/12/2017	770,945
	Ressol Management	The service consists of the maintenance of green areas with replacement of species and grass in enclosures of Enel substations	In progress	17,136	—	17,136	35,792	12-29-2017	52,928
		The service consists of the weeding and control of weeds in electric power substation enclosures with the objective of keeping the enclosures free of weeds, ensuring a good operation of these facilities.	In progress	15,672	—	15,672	38,930	12-29-2017	54,602
		Consider the fumigation of enclosures and the placement of baits for rodents in the places where ENEL determines, its preparation, as well as the materials to be used for its manufacture and / or repair of existing ones.	Finished	5,817	—	5,817	—	03-31-2017	5,817
		The service consists in the extraordinary maintenance of existing arborizations outside and inside the substation enclosures of ENEL	Finished	27,907	27,907		—	03-31-2017	27,907
		SPECIAL ANTI FIRE PLAN: Maintenance of SSEE arborization and removal of brush, debris and rubbish, outer perimeter.	Finished	14,752	—	14,752	—	03-31-2017	14,752
		The removal and transfer to waste dump of material was made from a Substation	Finished	310	—	310	—	03-31-2017	310
	Improvements in the Network M T/Bt	Traditional network replacement by protected, concentric, other	In progress	17,280	17,280	—	450,000	12-31-2017	467,280
	Vegetation Control in AT Networks	It consists of the pruning of branches until reaching the safety conditions to which the foliage must be left with respect to the conductors.	In progress	13,973	—	13,973	24,715	12-29-2017	38,688
	Vegetation Control in AT Networks	SPECIAL ANTI FIRE PLAN: ‘It consists of the pruning of branches until reaching the safety conditions to which the foliage must be left with respect to the conductors.	Finished	12,733	—	12,733	—	03-31-2017	12,733
	“Potenciación Línea Ochagavia-Florida, tramo Tap Sata Elena Tap Macul” Project.	Radial notice project ‘“Potenciación Línea Ochagavia-Florida, tramo Tap Sata Elena Tap Macul”. Regarding the Environmental evaluation.	Finished	480	480	—	—	03-31-2017	480
	Relevance report Chena substation	Preparation of Relevance Report Chena Substation	Finished	1,510	1,510	—	—	03-31-2017	1,510
	Asbestos withdrawal from underground cables	Removal of flame retardant tape with asbestos from the underground network MT.	In progress	28,590	28,590	—	121,410	12-20-2017	150,000
	Environmental management	Environmental Management of Reforestation in Cerro Chena and Metropolitan Park.	In progress	3,764	3,764	—	18,910	12-29-2017	22,674

		Total		951,000	640,050	310,950	1,411,556		2,362,556

37.	SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARIES

As of March 31, 2018 and December 31, 2017, summarized financial information of our principal subsidiaries is as follows:

	March 31, 2018
	Type of Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile S.A.	Consolidated	233,115,099	896,664,177	1,129,779,276	235,479,946	183,689,425	710,609,905	1,129,779,276	303,454,328	(234,225,256)	69,229,072	47,637,913	37,173,209	1,968,032	39,141,241	(10,947,268)	28,193,973	1,602,629	29,796,602
Enel Generación Chile S.A.	Separate	545,373,881	2,609,314,795	3,154,688,676	506,813,572	874,302,125	1,773,572,979	3,154,688,676	337,528,185	(242,820,481)	94,707,704	69,963,224	53,982,458	(10,742,914)	43,239,544	(9,486,187)	33,753,357	13,227,011	46,980,368
Enel Distribución Chile S.A.	Separate	228,814,874	890,786,054	1,119,600,928	239,074,194	183,246,865	697,279,869	1,119,600,928	302,222,388	(233,932,851)	68,289,537	46,986,601	36,584,115	1,625,917	38,210,032	(11,084,770)	27,125,262	1,602,629	28,727,891
Empresa Eléctrica Pehuenche S.A.	Separate	25,086,177	184,925,841	210,012,018	8,646,800	47,781,260	153,583,958	210,012,018	30,736,001	(2,917,987)	27,818,014	26,516,894	24,658,672	(52,402)	24,606,270	(6,571,964)	18,034,306	—	18,034,306
Grupo Enel Generación Chile S.A.	Consolidated	637,743,103	2,887,364,335	3,525,107,438	444,661,515	1,009,526,267	2,070,919,656	3,525,107,438	349,891,032	(191,157,282)	158,733,750	127,903,755	99,785,098	(10,382,361)	91,643,172	(21,484,968)	70,158,204	13,227,011	83,385,215
Grupo GasAtacama Chile S.A.	Consolidated	207,832,113	603,214,479	811,046,592	70,845,067	88,557,511	651,644,014	811,046,592	60,612,439	(22,030,265)	38,582,174	31,198,679	22,565,010	412,955	23,139,069	(4,836,779)	18,302,290	(830,096)	17,472,194

	December 31, 2017
	Type of Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile S.A.	Consolidated	261,378,069	893,633,580	1,155,011,649	408,687,866	61,965,918	684,357,865	1,155,011,649	1,333,027,456	(1,062,076,645)	270,950,811	177,188,798	132,510,164	6,411,839	139,079,732	(34,030,322)	105,049,408	1,515,176	106,564,584
Enel Generación Chile S.A.	Separate	590,543,532	2,602,962,586	3,193,506,118	489,875,667	891,083,155	1,812,547,296	3,193,506,118	1,629,277,585	(1,140,707,431)	488,570,154	364,131,027	285,498,271	(37,647,691)	528,254,308	(60,153,339)	468,100,969	72,617,351	540,718,320
Enel Distribución Chile S.A.	Separate	257,229,219	887,681,380	1,144,910,599	393,273,852	61,523,557	690,113,190	1,144,910,599	1,330,023,450	(1,060,875,186)	269,148,264	176,635,873	133,340,940	5,252,070	138,806,087	(35,037,127)	103,768,959	1,543,151	105,312,110
Empresa Eléctrica Pehuenche S.A.	Consolidated	35,369,243	186,760,346	222,129,589	38,310,560	48,261,590	135,557,439	222,129,589	152,501,383	(36,289,330)	116,212,053	110,957,039	103,556,904	(395,231)	103,206,672	(26,346,081)	76,860,591	—	76,860,591
Grupo Enel Generación Chile S.A.	Consolidated	662,804,359	2,891,657,830	3,554,462,189	543,356,500	1,022,091,737	1,989,013,952	3,554,462,189	1,634,937,088	(903,978,007)	730,959,081	581,142,074	463,860,015	(36,610,248)	537,641,733	(112,099,519)	425,542,214	67,663,516	493,205,730
Grupo GasAtacama Chile S.A.	Consolidated	182,143,224	611,319,090	793,462,314	75,370,131	83,894,880	634,197,303	793,462,314	307,272,380	(170,752,796)	136,519,584	106,213,750	70,509,184	1,432,674	80,142,531	(25,417,139)	54,725,392	(3,338,115)	51,387,277

38.	SUBSEQUENT EVENTS

ENEL CHILE S.A.

•	At the Ordinary Shareholders’ Meeting of Enel Chile S.A. held on April 25, 2018, a new Board of Directors of the Company was elected for a term of three years, consisting by the following:

1.- Mr. Herman Chadwick Piñera

2.- Mr. Giulio Fazio

3.- Mr. Salvatore Bernabei

4.- Mr. Daniele Caprini

5.- Mr. Fernán Gazmuri Plaza

6.- Mr. Pablo Cabrera Gaete

7.- Mr. Gerardo Jofré Miranda

•	At a Board meeting of Enel Chile S.A. held on April 25, 2018, Mr. Herman Chadwick Piñera was elected Chairman of the Board of Directors and of the Company and Mr. Domingo Valdés Prieto was elected as Secretary of the Board of Directors.

At the Board meeting noted above, the Directors Committee was appointed in accordance with the requirements of Law No. 18,046 on Corporations and the Sarbanes-Oxley Act, which consists of Mr. Fernán Gasmuri Plaza, Mr. Pablo Cabrera Gaete, and Mr. Gerardo Jofré Miranda. In accordance with Circular No. 1,956 issued by the Financial Market Commission, it was reported that all the members of the Directors Committee are independent directors.

The Board of Directors of the Company determined that Mr. Fernán Gazmuri Plaza is a Financial Expert of the Directors Committee of Enel Chile S.A. Furthermore, the Directors Committee of the Company appointed Mr. Fernán Gazmuri Plaza as Chairman and Mr. Domingo Valdés Prieto as Secretary.

•	At the Ordinary Shareholders’ Meeting held on April 25, 2018, it was agreed to distribute a mandatory minimum dividend (from which the interim dividend paid in January 2018 will be deducted) and an additional dividend amounting to a total of Ch$192,160,453,281.

Given that the aforementioned interim dividend of Ch$37,134,944,063 has already been paid, the Company will proceed to distribute and pay the remainder of the final dividend of Ch$155,025,509,218 on May 18, 2018.

ENEL DISTRIBUCIÓN CHILE S.A.

•	At the Ordinary Shareholders’ Meeting held on April 24, 2018, the following persons were elected Directors of the Enel Distribución Chile:

1.- Mrs. Iris Boeninger von Kretschmann.

2.- Mrs. Alessandra Billia

3.- Mrs. Mónica Hodor

4.- Mr. Rodolfo Avogadro Di Vigliano

5.- Mr. Hernán Felipe Errázuriz Correa

•	At the meeting of the Board of Directors held on April 24, 2018, Mr. Rodolfo Avogadro Di Vigiano was appointed Chairman of the Board.

•	At the Ordinary Shareholders’ Meeting held on April 24, 2018, the distribution of a Final Dividend No. 35 amounting to $16.20600 per share, was approved and charged to net income for fiscal year 2017. This dividend will be paid as of May 18, 2018.

ENEL GENERACIÓN CHILE S.A.

•	On April 24, 2018, at the Ordinary Shareholders’ Meeting of Enel Generación Chile S.A., it was agreed to distribute a definitive dividend for an amount equivalent to 55% (fifty-five percent) of the net income for fiscal year 2017, equivalent to Ch$ 28.06102 per share. The interim dividend paid in January 2018 would be deducted so that the effective amount to be distributed to the shareholders in May 2018, would be Ch$23.12488 per share.

•	In the ordinary meeting of the Board of Directors of Enel Generación Chile, on April 24, 2018, Mr. Guiseppe Conti was elected Chairman of the Board of Directors and of the Company, and Mr. Ignacio Quiñones Sotomayor was elected as Secretary of the Board of Directors.

At the aforementioned Board meeting, the Directors Committee was appointed in accordance with the requirements of Law No. 18,046 on Corporations and the Sarbanes-Oxley Act, which consists of Mr. Hernán Cheyre Valenzuela, Mr. Jorge Atton Palma, and Mr. Julio Pellegrini Vial. In accordance with Circular No. 1,956 issued by Financial Market Commission, it was reported that all the members of the Directors Committee, Hernán Cheyre Valenzuela, Julio Pellegrini Vial and Jorge Atton Palma, are independent directors for the purposes of US law and Mr. Julio Pellegrini Vial and Mr. Jorge Atton Palma are independent directors for purposes of Chilean law.

The Board of Directors determined that Mr. Hernán Cheyre Valenzuela is a Financial Expert of the Directors Committee of Enel Generación Chile S.A. and the Directors Committee has appointed Mr. Jorge Atton Palma as Chairman and Mr. Ignacio Quiñones Sotomayor as Secretary.

•	The Board of Directors of the Company on April 24, 2018, amended the related party transaction policy of April 2012, replacing it with the following. It will apply as of this date and allow certain transactions with related parties to be carried out without complying with the requirements and procedures established in sections 1 to 7 of Article 147 of Law No. 18,046:

(i)	Financial transactions or financial transactions with related parties, such as Current Business Account (contract, methodology, etc.), Foreign Exchange market operations (Money Tables) and/or financial loans or other equivalent are considered habitual.

(ii)	Transactions with related parties regarding contracts for the purchase or sale of electric power and its associated products, such as power, complementary services, transmission, transformation, storage, attributes NCRE, CO2, lease or use of generating facilities, among others, as well as the contracts of sale, loan or exchange of spare parts, parts of strategic pieces necessary to recover components affected due to failure or in maintenance activities of maintenance units, are considered habitual.

(iii)	Those transactions of financial nature or financial intermediation carried out by the company with related parties such as financial investments of fixed or variable income, purchase and sale of currencies, derivatives, swaps, pacts, time deposits, credit lines, overdraft, promissory notes, letters of credit, guarantee slips, standby letters of credit, forward contracts, hedges, options and futures, operations related to the company’s current account or other usual financial operations are considered habitual.

(iv)	Transactions with related parties regarding computer services, infrastructure services, data center, microcomputer, software and hardware and generally to data management are considered habitual.

(v)	Transactions with related parties regarding administration, such as professional services on management, legal, human resources and general organization, compliance, financial administration, representation, technical and other similar services, which include (among others) accounting, financial reports, fixed assets, sales books, treasury and banks, advice on taxation, insurance, procurement, comptroller and internal audit, operation and maintenance infrastructure, control room, trading and commercialization and operational efficiency are considered habitual.

(vi)	Transactions with related parties regarding contracts for the purchase and sale of all types of fuels such as coal, natural gas, liquefied natural gas, petroleum and its derivatives, or others, as well as contracts for services associated with these fuels, such as transportation, procedure, storage, logistic services or others are considered habitual.

(vii)	Acquisition or transfer of shares or shareholdings of subsidiaries or affiliates of the company or, in general, of companies in which the latter has a direct or indirect participation, with companies related to it, with the aim of carrying out corporate restructurings or of assets that do not exceed 10% of the shares of the subject company, or exceed the equivalent of US$200 million are considered habitual.

EMPRESA ELÉCTRICA PEHUENCHE S.A.

•	At the Ordinary Meeting of Shareholders of the Empresa Eléctrica Pehuenche S.A. held on April 23, 2018, the distribution of the final dividend balance for an amount of Ch$ 49.240943 per share, charged to net income for the year ended December 31, 2017 was approved. This dividend was paid on May 8, 2017.

•	At the Ordinary Meeting of Shareholders held on April 23, 2018, a new Board of Directors was elected for a term of three years consisting of the following: Raúl Arteaga Errazuriz, Juan Candia Narváez, Paula Riveros Pérez, Luis Ignacio Quiñones Sotomayor and Fernando Vallejos Reyes.

There have been no other subsequent events between April 1, 2018 and the issuance date of these financial statements.

APPENDIX 1 ENEL CHILE GROUP SUBSIDIARIES:

This appendix is part of Note 2.4, “Subsidiaries”.

It discloses the Group’s percentage of control in each company.

			Percentage of control at 03/31/2018			Percentage of control at 12/31/2017
Taxpayer ID No.	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Type of Relationship	Country	Activity
96.800.570-7	Enel Distribución Chile S.A.	Chilean peso	99.09%	—	99.09%	99.09%	—	99.09%	Subsidiary	Chile	Energy and fuel transportation, distribution and sales
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution and sales
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	—	92.65%	92.65%	—	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91.081.000-6	Enel Generación Chile S.A.	Chilean peso	59.98%	—	59.98%	59.98%	—	59.98%	Subsidiary	Chile	Complete electric energy cycle
78.932.860-9	GasAtacama Chile S.A.	Chilean peso	2.63%	97.37%	100.00%	2.63%	97.37%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation
78.952.420-3	Gasoducto Atacama Argentina S.A.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation
96.800.460-3	Luz Andes Ltda.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution and sales
76.722.488-5	Empresa de Trasmisión Chena S.A.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%	Subsidiary	Chile	Electric power transmission
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	57.50%	—	57.50%	57.50%	—	57.50%	Subsidiary	Chile	Financial investments

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”.

The companies incorporated into the scope of consolidation, are as follows:

	Percentage of control at 03/31/2018			Percentage of control at 12/31/2017
Company	Direct	Indirect	Total	Direct	Indirect	Total
Empresa de Trasmisión Chena S.A.	—	—	—	—	100.00%	100.00%

Companies eliminated from the scope of consolidation:

	March 31, 2018				December 31, 2017
	Ownership Interest				Ownership Interest
Company	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method
Electrogas (1)	—	—	—		—	42.50%	42.50%	Equity method
Servicios Informáticos e Inmobiliarios Ltda. (2)	—	—	—		99.90%	0.10%	100.00%	Full integration
Central Eólica Canela S.A. (3)	—	—	—		—	75.00%	75.00%	Full integration

(1)	See note 5.
(2)	On September 1, 2017, this entity was merged with Enel Chile, with the latter being the legal surviving entity.
(3)	On December 1, 2017, this entity was liquidated and company was wound up with its assets transferred to GasAtacama Chile.

APPENDIX 3 ASSOCIATES AND JOINT VENTURES:

This appendix is part of Note 3.i, “Investments accounted for using the Equity Method”.

			Ownership Interest at 03/31/2018			Ownership Interest at 12/31/2017
Taxpayer ID No.	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Type of Relationship	Country	Activity
76.418.940-K	GNL Chile S.A.	U.S. dollar	—	33.33%	33.33%	—	33.33%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (1)	Chilean peso	—	51.00%	51.00%	—	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76.041.891-9	Aysén Transmisión S.A.	Chilean peso	—	51.00%	51.00%	—	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76.091.595-5	Aysén Energía S.A.	Chilean peso	—	51.00%	51.00%	—	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	—	50.00%	50.00%	—	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution

(1)	See Note 5.

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 18, “Other financial liabilities.” The following tables present the contractual undiscounted cash flows by type of financial debt:

a)	Bank borrowings

1. Summary of bank borrowings by currency and maturity

			Current			Non-current						Current			Non-current
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current at 03/31/2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current at 03/31/2018	One to three months	Three to twelve months	Total Current at 12/31/2017	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current at 12/31/2017
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	2.33%	7,758,504	23,275,508	31,034,012	431,856,356	—	—	—	—	431,856,356	122	—	122	—	—	—	—	—	—
Chile	Ch$	4.21%	10,538,899	31,616,336	42,155,235	532,528,367	—	—	—	—	532,528,367

		Total	18,297,403	54,891,844	73,189,247	964,384,723	—	—	—	—	964,384,723	122	—	122	—	—	—	—	—	—

2. Identification of bank borrowings by company

						March 31, 2018
						Current			Non-current
Taxpayer ID No.	Company	Country	Financial Institution	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	Banco de Crédito e Inversiones	Ch$	6.00%	18	—	18	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco de Crédito e Inversiones	US$	6.00%	102	—	102	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Banco Bilbao Vizcaya Argentaria S.A., New York Branch	US$	3.02%	1,939,626	5,818,877	7,758,503	107,964,089	—	—	—	—	107,964,089
76.536.353-5	Enel Chile S.A.	Chile	Citibank N.A. through its International Banking Facilities	US$	3.02%	1,939,626	5,818,877	7,758,503	107,964,089	—	—	—	—	107,964,089
76.536.353-5	Enel Chile S.A.	Chile	JPMorgan Chase Bank, N.A.	US$	3.02%	1,939,626	5,818,877	7,758,503	107,964,089	—	—	—	—	107,964,089
76.536.353-5	Enel Chile S.A.	Chile	Morgan Stanley Bank, N.A.	US$	3.02%	1,939,626	5,818,877	7,758,503	107,964,089	—	—	—	—	107,964,089
76.536.353-5	Enel Chile S.A.	Chile	Banco Santander-Chile	Ch$	2.33%	3,257,441	9,772,322	13,029,763	164,599,677	—	—	—	—	164,599,677
76.536.353-5	Enel Chile S.A.	Chile	Banco de Chile	Ch$	2.33%	3,640,669	10,922,007	14,562,676	183,964,345	—	—	—	—	183,964,345
76.536.353-5	Enel Chile S.A.	Chile	Scotiabank Chile	Ch$	2.33%	3,640,669	10,922,007	14,562,676	183,964,345	—	—	—	—	183,964,345

		Chile	Total			18,297,403	54,891,844	73,189,247	964,384,723	—	—	—	—	964,384,723

						December 31, 2017
						Current			Non-current
Taxpayer ID No.	Company	Country	Financial Institution	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	Banco de Crédito e Inversiones	Ch$	6.00%	13	—	13	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco de Crédito e Inversiones	US$	6.00%	97	—	97	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander	Ch$	6.00%	12	—	12	—	—	—	—	—	—

			Total			122	—	122	—	—	—	—	—	—

b)	Secured and unsecured liabilities

1. Summary of secured and unsecured liabilities by currency and maturity

			Current			Non-current						Current			Non-current
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current at 03/31/2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current at 03/31/2018	One to three months	Three to twelve months	Total Current at 12/31/2017	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current at 12/31/2017
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.90%	6,676,047	20,028,143	26,704,190	26,704,191	26,704,191	26,704,191	26,704,191	555,503,923	662,320,687	6,697,979	20,093,935	26,791,914	26,791,913	26,791,913	26,791,913	26,791,913	568,727,913	675,895,565

Chile	U.F.	5.48%	9,263,511	21,997,187	31,260,698	54,374,314	52,022,259	49,670,205	47,318,150	261,227,173	464,612,101	5,775,038	22,689,438	28,464,476	51,927,014	49,837,566	47,748,117	45,658,669	256,892,562	452,063,928

		Total	15,939,558	42,025,330	57,964,888	81,078,505	78,726,450	76,374,396	74,022,341	816,731,096	1,126,932,788	12,473,017	42,783,373	55,256,390	78,718,927	76,629,479	74,540,030	72,450,582	825,620,475	1,127,959,493

2. Secured and unsecured liabilities by company

							March 31, 2018
							Current			Non-Current
Taxpayer ID No.	Company	Country	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon -Primera Emisión S-1	U.S.A.	US$	7.88%	2,603,984	7,811,952	10,415,936	10,415,936	10,415,936	10,415,936	10,415,936	165,213,310	206,877,054
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon -Primera Emisión S-2	U.S.A.	US$	7.33%	831,024	2,493,073	3,324,097	3,324,097	3,324,097	3,324,097	3,324,097	85,432,867	98,729,255
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon -Primera Emisión S-3	U.S.A.	US$	8.13%	528,471	1,585,414	2,113,885	2,113,886	2,113,886	2,113,886	2,113,886	51,376,152	59,831,696
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Unica 24296	U.S.A.	US$	4.25%	2,712,568	8,137,704	10,850,272	10,850,272	10,850,272	10,850,272	10,850,272	253,481,594	296,882,682
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	6.20%	4,244,112	6,938,991	11,183,103	10,656,285	10,129,466	9,602,648	9,075,829	44,637,531	84,101,759
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.75%	5,019,399	15,058,196	20,077,595	43,718,029	41,892,793	40,067,557	38,242,321	216,589,642	380,510,342

						Total	15,939,558	42,025,330	57,964,888	81,078,505	78,726,450	76,374,396	74,022,341	816,731,096	1,126,932,788

							December 31, 2017
							Current			Non-Current
Taxpayer ID No.	Company	Country	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon -Primera Emisión S-1	U.S.A.	US$	7.88%	2,612,406	7,837,217	10,449,623	10,449,623	10,449,623	10,449,623	10,449,623	170,108,928	211,907,420
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-2	U.S.A.	US$	7.33%	833,743	2,501,229	3,334,972	3,334,972	3,334,972	3,334,972	3,334,972	86,312,007	99,651,895
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-3	U.S.A.	US$	8.13%	530,161	1,590,483	2,120,644	2,120,644	2,120,644	2,120,644	2,120,644	51,884,633	60,367,209
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Unica 24296	U.S.A.	US$	4.25%	2,721,669	8,165,006	10,886,675	10,886,674	10,886,674	10,886,674	10,886,674	260,422,345	303,969,041
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	6.20%	1,414,018	9,606,378	11,020,396	10,516,773	10,013,150	9,509,527	9,005,904	44,726,323	83,771,677
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.75%	4,361,020	13,083,060	17,444,080	41,410,241	39,824,416	38,238,590	36,652,765	212,166,239	368,292,251

						Total	12,473,017	42,783,373	55,256,390	78,718,927	76,629,479	74,540,030	72,450,582	825,620,475	1,127,959,493

c)	Financial lease obligations

1. Financial lease obligations by company

								March 31, 2018
								Current			Non-Current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A.	Chile	US$	6.50%	661,573	1,983,703	2,645,276	2,642,470	2,639,481	2,636,298	2,632,909	3,734,536	14,285,694

							Total	661,573	1,983,703	2,645,276	2,642,470	2,639,481	2,636,298	2,632,909	3,734,536	14,285,694

								December 31, 2017
								Current			Non-Current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A.	Chile	US$	6.50%	685,232	2,052,448	2,737,680	2,728,693	2,719,123	2,708,931	2,698,076	4,473,883	15,328,706

							Total	685,232	2,052,448	2,737,680	2,728,693	2,719,123	2,708,931	2,698,076	4,473,883	15,328,706

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of the Group’s consolidated financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

		03-31-2018	12-31-2017
ASSETS	Foreign Currency	ThCh$	ThCh$
Cash and cash equivalents		412,168,999	419,456,026

	U.S. dollar	8,459,441	14,016,336
	Euros	40,325	11,594
	Argentine peso	8,185,134	6,263,345
	Chilean peso non-adjustable	395,484,099	399,164,751
Other current financial assets		995,900,978	20,627,062

	U.S. dollar	21,119,022	20,441,150
	Chilean peso non-adjustable	974,781,956	185,912
Other current non-financial assets		12,551,346	6,002,142

	U.S. dollar	4,646,400	902,026
	Argentine peso	151,329	32,621
	Chilean peso non-adjustable	7,753,617	5,067,495
Trade and other current receivables		336,615,363	419,752,286

	U.S. dollar	45,113	5,273,104
	Argentine peso	1,081,585	1,073,072
	Chilean peso non-adjustable	334,363,411	412,267,621
	U.F.	1,125,254	1,138,489
Current accounts receivable from related companies		46,911,971	71,856,046

	U.S. dollar	30,952,456	22,793,820
	Euros	11,131,023	42,663,049
	Argentine peso	28,106	—
	Chilean peso non-adjustable	4,800,386	6,399,177
Inventories		48,654,164	39,686,942

	Chilean peso non-adjustable	48,654,164	39,686,942
Current tax assets		84,313,635	77,756,048

	Argentine peso	146,733	146,525
	Chilean peso non-adjustable	84,166,902	77,609,523
Non-current assets or disposal group held for sale		5,920,128	4,205,233
	Chilean peso non-adjustable	5,920,128	4,205,233
TOTAL CURRENT ASSETS		1,943,036,584	1,059,341,785

NON-CURRENT ASSETS	Foreign Currency	03-31-2018	12-31-2017
Other non-current financial assets		33,698,242	33,418,204

	U.S. dollar	31,069,344	30,789,705
	Chilean peso non-adjustable	2,628,898	2,628,499
Other non-current non-financial assets		11,475,399	13,813,139

	U.S. dollar	248,898	322,744
	Argentine peso	353,578	378,940
	Chilean peso non-adjustable	9,913,244	12,326,385
	U.F.	959,679	785,070
Trade and other non-current receivables		38,013,787	36,182,399

	U.S. dollar	497,332	—
	Argentine peso	53,908	62,563
	Chilean peso non-adjustable	27,082,900	25,228,146
	U.F.	10,379,647	10,891,690
Investments accounted for using the equity method		12,084,989	12,707,221

	U.S. dollar	3,007,573	3,783,316
	Argentine peso	113,923	105,151
	Chilean peso non-adjustable	8,963,493	8,818,754
Intangible assets other than goodwill		53,157,989	55,170,904

	Argentine peso	253,827	253,849
	Chilean peso non-adjustable	52,904,162	54,917,055
Goodwill		887,257,655	887,257,655

	Chilean peso non-adjustable	887,257,655	887,257,655
Property, plant and equipment		3,589,158,875	3,585,687,137

	Argentine peso	15,271,276	15,450,783
	Chilean peso non-adjustable	3,573,887,599	3,570,236,354
Investment property		8,352,040	8,356,772

	Chilean peso non-adjustable	8,352,040	8,356,772
Deferred tax assets		1,998,572	2,837,792

	Chilean peso non-adjustable	1,998,572	2,837,792

TOTAL NON-CURRENT ASSETS		4,635,197,548	4,635,431,223

TOTAL ASSETS		6,578,234,132	5,694,773,008

		03-31-2018		12-31-2017
LIABILITIES	Foreign Currency	Less than 90 days ThCh$	More than 90 days ThCh$	Less than 90 days ThCh$	More than 90 days ThCh$
Other Current financial liabilities		15,717,627	6,621,929	7,999,866	10,815,582

	U.S. dollar	7,192,062	3,817,373	7,999,743	3,888,150
	Chilean peso non-adjustable	239,126	—	123	—
	U.F.	8,286,439	2,804,556	—	6,927,432
Trade and other current payables		442,364,293	8,314,768	590,848,682	3,649,924

	U.S. dollar	49,617	—	16,184,962	—
	Euros	5,262,575	—	3,174,586	—
	Argentine peso	627,327	—	732,777	—
	Chilean peso non-adjustable	436,424,774	8,314,768	570,756,357	3,649,924
Current accounts payable to related parties		104,138,235	—	119,612,972	—

	U.S. dollar	94,045	—	9,090,837	—
	Euros	26,069,712	—	28,830,246	—
	Colombian peso	4,794	—	12,487	—
	Soles	—	—	2,110	—
	Argentine peso	74,741	—	74,740	—
	Chilean peso non-adjustable	77,894,943	—	81,602,552	—
Other current provisions		3,303,093	2,807,558	384,955	5,251,216

	Argentine peso	42,379	—	45,419	—
	Chilean peso non-adjustable	3,260,714	2,807,558	339,536	5,251,216
Current tax liabilities		75,860,599	—	904,248	66,123,259

	Argentine peso	1,063,074	—	146,769	—
	Chilean peso non-adjustable	74,797,525	—	757,479	66,123,259
Other current non-financial liabilities		—	12,466,524	—	11,225,942

	Chilean peso non-adjustable	—	12,466,524	—	11,225,942

TOTAL CURRENT LIABILITIES		641,383,847	30,210,779	719,750,723	97,065,923

		03-31-2018		12-31-2017
		More than one year to five years	More than five years	More than one year to five years	More than five years
LIABILITIES	Foreign Currency	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities		981,479,745	719,983,094	51,932,458	730,045,687

	U.S. dollar	445,762,239	422,099,945	29,636,407	434,446,795
	Chilean peso non-adjustable	513,281,054	—	—	—
	U.F.	22,436,452	297,883,149	22,296,051	295,598,892
Trade and other non-current payables		516,294	—	659,824	—

	U.S. dollar	27,313	—	947	—
	Argentine peso	39,546	—	173,343	—
	Chilean peso non-adjustable	449,435	—	485,534	—
Current account payable to related parties		—	—	318,518	—

	Euros	—	—	318,518	—
	Chilean peso non-adjustable	—	—	—	—
Other long-term provisions		21,100,361	57,559,828	52,318	78,370,519

	Chilean peso non-adjustable	21,100,361	57,559,828	52,318	78,370,519
Deferred tax liabilities		108,133,075	63,485,007	55,844,982	116,378,699

	Argentine peso	—	—	4,459,081	—
	Chilean peso non-adjustable	108,133,075	63,485,007	51,385,901	116,378,699
Non-current provisions for employee benefits		3,403,340	53,828,541	3,434,185	53,647,739

	Chilean peso non-adjustable	3,403,340	53,828,541	3,434,185	53,647,739
Other non-current non financial liabilities		309,783	—	309,776	—

	Chilean peso non-adjustable	309,783	—	309,776	—

TOTAL NON-CURRENT LIABILITIES		1,114,942,598	894,856,470	112,552,061	978,442,644

TOTAL LIABILITIES		1,756,326,445	925,067,249	832,302,784	1,075,508,567

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Group’s consolidated financial statements.

a)	Portfolio stratification

•	Trade and other receivables by aging:

	As of March 31, 2018
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- Current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	229,488,457	26,955,572	13,022,522	4,255,219	3,183,932	2,745,654	1,698,205	955,785	2,184,989	52,405,278	336,895,613	1,867,793
Allowance for doubtful accounts	(345,343)	(65,157)	(618,516)	(446,185)	(566,740)	(506,698)	(537,838)	(590,288)	(836,124)	(34,613,450)	(39,126,339)	—
Other receivables, gross	38,846,089	—	—	—	—	—	—	—	—	9,669,639	48,515,728	36,145,994
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(9,669,639)	(9,669,639)	—

Total	267,989,203	26,890,415	12,404,006	3,809,034	2,617,192	2,238,956	1,160,367	365,497	1,348,865	17,791,828	336,615,363	38,013,787

	As of December 31, 2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- Current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	291,417,828	33,630,393	17,506,620	3,996,144	2,189,405	4,565,337	2,861,581	2,470,973	1,796,958	54,604,283	415,039,522	1,917,828
Allowance for doubtful accounts	(89,762)	(231,131)	(213,455)	(200,097)	(223,821)	(176,789)	(207,518)	(914,480)	(133,045)	(32,270,098)	(34,660,196)	—
Other receivables, gross	39,372,960	—	—	—	—	—	—	—	—	9,213,863	48,586,823	34,264,571
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(9,213,863)	(9,213,863)	—

Total	330,701,026	33,399,262	17,293,165	3,796,047	1,965,584	4,388,548	2,654,063	1,556,493	1,663,913	22,334,185	419,752,286	36,182,399

•	By type of portfolio:

	March 31, 2018						December 31, 2017
	Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio
Aging of balances	Number of Customers	Gross Amount ThCh$	Number of Customers	Gross Amount ThCh$	Number of Customers	Gross Amount ThCh$	Number of Customers	Gross Amount ThCh$	Number of Customers	Gross Amount ThCh$	Number of Customers	Gross Amount ThCh$
Current	1,332,861	226,231,013	53,618	5,125,237	1,386,479	231,356,250	1,145,472	288,681,858	52,679	4,653,798	1,198,151	293,335,656
1 to 30 days	328,388	24,191,898	18,436	2,763,674	346,824	26,955,572	451,929	30,202,328	22,869	3,428,065	474,798	33,630,393
31 to 60 days	92,362	11,612,128	7,389	1,410,394	99,751	13,022,522	133,114	15,573,493	8,780	1,933,127	141,894	17,506,620
61 to 90 days	16,548	3,514,164	2,081	741,055	18,629	4,255,219	22,305	3,228,258	2,795	767,886	25,100	3,996,144
91 to 120 days	8,770	2,712,696	1,283	471,236	10,053	3,183,932	9,505	1,817,086	1,422	372,319	10,927	2,189,405
121 to 150 days	6,146	2,492,859	815	252,795	6,961	2,745,654	7,118	4,216,619	1,093	348,718	8,211	4,565,337
151 to 180 days	4,464	1,377,481	635	320,724	5,099	1,698,205	5,333	2,526,954	699	334,627	6,032	2,861,581
181 to 210 days	4,373	731,481	579	224,304	4,952	955,785	10,103	2,127,005	446	343,968	10,549	2,470,973
211 to 250 days	4,117	1,981,189	459	203,800	4,576	2,184,989	3,979	1,599,571	394	197,387	4,373	1,796,958
More than 251 days	131,147	45,404,889	5,626	7,000,389	136,773	52,405,278	125,590	48,307,224	5,593	6,297,059	131,183	54,604,283

Total	1,929,176	320,249,798	90,921	18,513,608	2,020,097	338,763,406	1,914,448	398,280,396	96,770	18,676,954	2,011,218	416,957,350

b)	Portfolio in default and in legal collection process

	As of March 31,
	2018		2017
	Number of	Amount	Number of	Amount
Portfolio in Default and in Legal Collection Process	Customers	ThCh$	Customers	ThCh$
Notes receivable in default	1,891	258,248	1,932	261,306
Notes receivable in legal collection process (*)	2,500	4,186,347	2,744	5,771,699

Total	4,391	4,444,595	4,676	6,033,005

(*)	Legal collections are included in the portfolio in arrears.

c)	Provisions and write-offs

	As of March 31,
	2018	2017
Provisions and Write-offs	ThCh$	ThCh$
Provision for non-renegotiated portfolio	577,280	1,828,705
Provision for renegotiated portfolio	495,657	(424,902)
Period recoveries	(7,631)	—

Total	1,065,306	1,403,803

d)	Number and value of operations

	March 31, 2018		March 31, 2017
	Total detail by type of operation	Total detail by type of operation	Total detail by type of operation	Total detail by type of operation
Number and Value of Operations	Last Quarter	Year-to-date	Last Quarter	Year-to-date
Impairment provisions and recoveries:
Number of operations	2,065	2,067	15,636	15,641
Value of operations, in ThCh$	1,150,902	1,065,306	1,459,296	1,403,803

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Group’s consolidated financial statements.

a)	Portfolio stratification

•	Trade receivables by aging:

	March 31, 2018
	Current Portfolio ThCh$	1-30 days ThCh$	31- 60 days ThCh$	61- 90 days ThCh$	91- 120 days ThCh$	121- 150 days ThCh$	151- 180 days ThCh$	181- 210 days ThCh$	211- 250 days ThCh$	More than 251 days ThCh$	More than 365 days ThCh$	Total Current ThCh$	Total Non- Current ThCh$
Trade and other current receivables
Trade receivables, generation	114,808,071	299,248	643,267	405,645	571,580	168,763	85,245	29,445	36,567	860,366	3,198,141	121,106,338	53,908
- Large customers	114,733,732	299,248	643,267	405,645	571,580	168,763	85,245	29,445	36,567	860,366	3,198,141	121,031,999	—
- Institutional customers	—	—	— —	—	—	—	—	—	—	—	—	—	—
- Others	74,339	—		—	—	—	—	—	—	—	—	74,339	53,908
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	—	(1,389,047)	(1,389,047)	—

Unbilled services	80,052,278	—	—	—	—	—	—	—	—	—	—	80,052,278	—
Services billed	34,755,793	299,248	643,267	405,645	571,580	168,763	85,245	29,445	36,567	860,366	3,198,141	41,054,060	53,908

Trade receivables, distribution	114,680,386	26,656,324	12,379,255	3,849,574	2,612,352	2,576,891	1,612,960	926,340	2,148,422	5,812,143	42,534,628	215,789,275	1,813,885
- Mass-market customers	70,485,560	18,758,116	8,813,677	1,702,611	1,105,659	790,781	689,650	749,555	676,940	2,271,835	26,416,970	132,461,354	1,729,598
- Large customers	39,101,477	7,074,508	2,460,924	1,321,451	536,283	666,448	178,240	105,036	1,147,373	1,091,359	8,901,995	62,585,094	43,151
- Institutional customers	5,093,349	823,700	1,104,654	825,512	970,410	1,119,662	745,070	71,749	324,109	2,448,949	7,215,663	20,742,827	41,136
Allowance for doubtful accounts	(345,343)	(65,157)	(618,516)	(446,185)	(566,740)	(506,698)	(537,838)	(590,288)	(836,124)	(2,647,081)	(30,577,322)	(37,737,292)	—

Unbilled services	70,020,275	—	—	—	—	—	—	—	—	—	—	70,020,275	—
Services billed	44,660,111	26,656,324	12,379,255	3,849,574	2,612,352	2,576,891	1,612,960	926,340	2,148,422	5,812,143	42,534,628	145,769,000	1,813,885

Total Trade Receivables, Gross	229,488,457	26,955,572	13,022,522	4,255,219	3,183,932	2,745,654	1,698,205	955,785	2,184,989	6,672,509	45,732,769	336,895,613	1,867,793
Total Allowance for Doubtful Accounts	(345,343)	(65,157)	(618,516)	(446,185)	(566,740)	(506,698)	(537,838)	(590,288)	(836,124)	(2,647,081)	(31,966,369)	(39,126,339)	—

Total Trade Receivables, Net	229,143,114	26,890,415	12,404,006	3,809,034	2,617,192	2,238,956	1,160,367	365,497	1,348,865	4,025,428	13,766,400	297,769,274	1,867,793

	December 31, 2017
	Current Portfolio ThCh$	1- 30 days ThCh$	31- 60 days ThCh$	61- 90 days ThCh$	91- 120 days ThCh$	121- 150 days ThCh$	151- 180 days ThCh$	181- 210 days ThCh$	211- 250 days ThCh$	More than 251 days ThCh$	More than 365 days ThCh$	Total Current ThCh$	Total Non- Current ThCh$
Trade and other current receivables
Trade receivables, generation	186,769,753	3,057,994	333,079	279,100	10,021	42,015	334,298	399,552	228,498	1,596,976	2,519,064	195,570,350	62,563
- Large customers	186,724,468	3,057,994	333,079	279,100	10,021	42,015	334,298	399,552	228,498	1,596,976	2,519,064	195,525,065	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—	—
- Others	45,285	—	—	—	—	—	—	—	—	—	—	45,285	62,563
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(1,103,086)	(155,731)	(1,258,817)	—

Unbilled services	138,781,170	—	—	—	—	—	—	—	—	—	—	138,781,170	—
Services billed	47,988,583	3,057,994	333,079	279,100	10,021	42,015	334,298	399,552	228,498	1,596,976	2,519,064	56,789,180	62,563

Trade receivables, distribution	104,648,075	30,572,399	17,173,541	3,717,044	2,179,384	4,523,322	2,527,283	2,071,421	1,568,460	4,286,717	46,201,526	219,469,172	1,855,265
- Mass-market customers	84,591,816	22,148,005	10,699,951	2,264,627	1,657,978	1,231,644	918,357	1,700,605	567,152	1,808,646	25,341,852	152,930,633	1,781,421
- Large customers	17,771,942	6,565,888	4,987,871	940,754	168,838	1,809,919	357,379	30,481	7,237	1,295,122	12,333,224	46,268,655	—
- Institutional customers	2,284,317	1,858,506	1,485,719	511,663	352,568	1,481,759	1,251,547	340,335	994,071	1,182,949	8,526,450	20,269,884	73,844
Allowance for doubtful accounts	(89,762)	(231,131)	(213,455)	(200,097)	(223,821)	(176,789)	(207,518)	(914,480)	(133,045)	(877,621)	(30,133,660)	(33,401,379)	—

Unbilled services	77,733,438	—	—	—	—	—	—	—	—	—	—	77,733,438	—
Services billed	26,914,637	30,572,399	17,173,541	3,717,044	2,179,384	4,523,322	2,527,283	2,071,421	1,568,460	4,286,717	46,201,526	141,735,734	1,855,265

Total Trade Receivables, Gross	291,417,828	33,630,393	17,506,620	3,996,144	2,189,405	4,565,337	2,861,581	2,470,973	1,796,958	5,883,693	48,720,590	415,039,522	1,917,828
Total Allowance for Doubtful Accounts	(89,762)	(231,131)	(213,455)	(200,097)	(223,821)	(176,789)	(207,518)	(914,480)	(133,045)	(1,980,707)	(30,289,391)	(34,660,196)	—

Total Trade Receivables, Net	291,328,066	33,399,262	17,293,165	3,796,047	1,965,584	4,388,548	2,654,063	1,556,493	1,663,913	3,902,986	18,431,199	380,379,326	1,917,828

Since not all of our commercial databases in our Group’s subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the consolidated entities to monitor and follow up on trade receivables is the following:

•	Mass-market customers

•	Large customers

•	Institutional customers

•	By type of portfolio:

	March 31, 2018
Type of Portfolio	Current Portfolio ThCh$	1-30 days ThCh$	31- 60 days ThCh$	61- 90 days ThCh$	91- 120 days ThCh$	121- 150 days ThCh$	151- 180 days ThCh$	181- 210 days ThCh$	211- 250 days ThCh$	More than 251 days ThCh$	Total Current Gross Portfolio ThCh$	Total Non- Current Gross Portfolio ThCh$
GENERATION
Non-renegotiated portfolio	114,763,376	299,248	643,267	405,645	571,580	168,763	85,245	29,445	36,567	4,058,507	121,061,643	—
- Large customers	114,733,732	299,248	643,267	405,645	571,580	168,763	85,245	29,445	36,567	4,058,507	121,031,999	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	29,644	—	—	—	—	—	—	—	—	—	29,644	—
Renegotiated portfolio	44,695	—	—	—	—	—	—	—	—	—	44,695	53,908
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	44,695	—	—	—	—	—	—	—	—	—	44,695	53,908
DISTRIBUTION
Non-renegotiated portfolio	111,124,855	23,892,650	10,968,861	3,108,519	2,141,116	2,324,096	1,292,236	702,036	1,944,622	41,346,382	198,845,373	342,782
- Mass-market customers	67,100,298	16,151,199	7,497,038	1,224,925	752,466	537,986	460,412	525,250	473,140	22,141,753	116,864,467	316,918
- Large customers	39,010,769	7,028,870	2,460,924	1,321,451	463,714	666,448	178,240	105,036	1,147,373	9,869,425	62,252,250	—
- Institutional customers	5,013,788	712,581	1,010,899	562,143	924,936	1,119,662	653,584	71,750	324,109	9,335,204	19,728,656	25,864
Renegotiated portfolio	3,555,531	2,763,674	1,410,394	741,055	471,236	252,795	320,724	224,304	203,800	7,000,389	16,943,902	1,471,103
- Mass-market customers	3,385,262	2,606,917	1,316,640	477,686	353,193	252,795	229,239	224,304	203,800	6,547,053	15,596,889	1,412,680
- Large Customers	105,425	111,119	93,754	263,369	45,474	—	91,485	—	—	329,406	1,040,032	43,151
- Institutional Customers	64,844	45,638	—	—	72,569	—	—	—	—	123,930	306,981	15,272

Total Gross Portfolio	229,488,457	26,955,572	13,022,522	4,255,219	3,183,932	2,745,654	1,698,205	955,785	2,184,989	52,405,278	336,895,613	1,867,793

	December 31, 2017
Type of Portfolio	Current Portfolio ThCh$	1-30 days ThCh$	31- 60 days ThCh$	61- 90 days ThCh$	91- 120 days ThCh$	121- 150 days ThCh$	151- 180 days ThCh$	181- 210 days ThCh$	211- 250 days ThCh$	More than 251 days ThCh$	Total Current Gross Portfolio ThCh$	Total Non- Current Gross Portfolio ThCh$
GENERATION
Non-renegotiated portfolio	186,724,468	3,057,994	333,079	279,100	10,021	42,015	334,298	399,552	228,498	4,116,040	195,525,065	—
- Large customers	186,724,468	3,057,994	333,079	279,100	10,021	42,015	334,298	399,552	228,498	4,116,040	195,525,065	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	—	—	—	—	—	—	—	—	—	—	—	—
Renegotiated portfolio	45,285	—	—	—	—	—	—	—	—	—	45,285	62,563
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	45,285	—	—	—	—	—	—	—	—	—	45,285	62,563
DISTRIBUTION
Non-renegotiated portfolio	101,580,927	27,144,334	15,240,414	2,949,158	1,807,065	4,174,604	2,192,656	1,727,453	1,371,073	44,191,184	202,378,868	376,463
- Mass-market customers	81,786,896	19,120,060	9,323,291	1,705,992	1,285,659	882,926	671,894	1,554,175	423,730	20,987,147	137,741,770	342,063
- Large customers	17,522,970	6,565,888	4,590,254	940,754	168,838	1,809,919	357,379	30,481	7,237	13,521,914	45,515,634	—
- Institutional customers	2,271,061	1,458,386	1,326,869	302,412	352,568	1,481,759	1,163,383	142,797	940,106	9,682,123	19,121,464	34,400
Renegotiated portfolio	3,067,148	3,428,065	1,933,127	767,886	372,319	348,718	334,627	343,968	197,387	6,297,059	17,090,304	1,478,802
- Mass-market customers	2,804,920	3,027,945	1,376,659	558,635	372,319	348,718	246,463	146,430	143,422	6,163,350	15,188,861	1,439,358
- Large Customers	248,972	—	397,617	—	—	—	—	—	—	106,433	753,022	—
- Institutional Customers	13,256	400,120	158,851	209,251	—	—	88,164	197,538	53,965	27,276	1,148,421	39,444

Total Gross Portfolio	291,417,828	33,630,393	17,506,620	3,996,144	2,189,405	4,565,337	2,861,581	2,470,973	1,796,958	54,604,283	415,039,522	1,917,828

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of the Group’s consolidated financial statements.

	03-31-2018		12-31-2017
	Energy and Tolls	Capacity	Energy and Tolls	Capacity
STATEMENT OF FINANCIAL POSITION	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related companies	4,991	9,222	5,518,711	466,031
Trade and other current receivables	128,817,894	12,540,872	177,886,960	48,122,678

Total Estimated Assets	128,822,885	12,550,094	183,405,671	48,588,709

Current accounts payable to related companies	5,045,535	1,833,959	21,818,299	177,839
Trade and other current payables	88,824,824	16,912,570	120,451,406	47,893,119

Total Estimated Liabilities	93,870,359	18,746,529	142,269,705	48,070,958

	03-31-2018		03-31-2017
	Energy and Tolls	Capacity	Energy and Tolls	Capacity
INCOME STATEMENT	ThCh$	ThCh$	ThCh$	ThCh$
Energy Sales	128,822,885	12,550,094	166,037,267	26,216,335
Energy Purchases	93,870,359	18,746,529	92,144,130	41,939,119

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Group’s consolidated financial statements.

	March 31, 2018				December 31, 2017
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers with Current Payments	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to 30 days	74,180,181	169,498,411	74,778,429	318,457,021	71,248,286	264,992,418	91,209,337	427,450,041
From 31 to 60 days	—	—	—	—	—	—	—	—
From 61 to 90 days	—	—	—	—	—	—	—	—
From 91 to 120 days	—	—	—	—	—	—	—	—
From 121 to 365 days	—	—	—	—	—	—	—	—
More than 365 days	—	—	—	—	—	4,485	—	4,485

Total	74,180,181	169,498,411	74,778,429	318,457,021	71,248,286	264,996,903	91,209,337	427,454,526